As filed with the Securities and Exchange Commission on May 26, 2005

Registration Statement No. 333-120454

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZOLL MEDICAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

Massachusetts

(State or Other Jurisdiction of Incorporation or Organization)

3845

(Primary Standard Industrial Classification Code Number)

04-2711626

(I.R.S. Employer Identification Number)

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard A. Packer, Chairman, Chief Executive Officer and President

ZOLL MEDICAL CORPORATION

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

With copies to

Raymond C. Zemlin, P.C.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post Effective Amendment No. 2 to Form S-1 is being filed to convert the Company’s registration statement on Form S-3 (Registration No. 333-120454) into a registration statement on Form S-1.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated May 26, 2005

Prospectus

ZOLL MEDICAL CORPORATION

989,809 Shares of Common Stock

This prospectus relates to the resale, from time to time, of up to 989,809 shares of our common stock, $0.02 par value, by the selling shareholders named in this prospectus, including their donees, pledgees, transferees or other successors in interest. For information on the selling shareholders, please see the section entitled “Selling Shareholders” beginning on page 70 of this prospectus. The selling shareholders acquired 224,300 shares offered for resale under this prospectus in connection with the merger of our wholly-owned subsidiary, Rev Acquisition Corporation with and into Revivant Corporation, and an additional 15,188 shares offered for resale under this prospectus as part of the contingent consideration under the merger agreement. The remaining 750,321 shares registered hereby may be acquired in the future by the selling shareholders in connection with the contingent payment provisions of the merger agreement. We contractually agreed to file a registration statement on behalf of the selling shareholders for the resale of the 989,809 shares of our common stock to be issued in connection with the merger. We will not receive any proceeds from the sale of the shares of common stock offered by the selling shareholders. We will pay the expenses of registering the shares of common stock to be sold in this offering under the Securities Act of 1933, as amended, and the registration or qualification of the shares of common stock to be sold in this offering under any applicable state securities laws.

The registration of the shares covered by this prospectus does not necessarily mean that any of the shares will be offered or sold by the selling shareholders. The timing and amount of any sale are within the sole discretion of the selling shareholders. The shares of common stock offered hereby may be sold by the selling shareholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. For more information on the times and manner in which the selling shareholders may sell our common stock, please see the section entitled “Plan of Distribution” beginning on page 72 of this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “ZOLL.” On May 20, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $24.35. Our principal executive offices are located at 269 Mill Road, Chelmsford, Massachusetts 01824, telephone number (978) 421-9655.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2005.

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus before deciding whether to invest in our common stock.

Unless the context otherwise requires, or unless otherwise specified, all references in this prospectus to “we,” “us,” “our,” similar pronouns, “the Company” and “ZOLL” refer to ZOLL Medical Corporation and its consolidated subsidiaries. In addition, throughout this prospectus, references to “Merger Sub” refer to our wholly-owned subsidiary, Rev Acquisition Corporation; “Revivant” refers to Revivant Corporation; “merger agreement” refers to the Agreement and Plan of Merger by and among ZOLL, Merger Sub and Revivant, dated as of August 13, 2003, as amended to date; and we refer to the merger between Merger Sub and Revivant as the “merger.”

About ZOLL Medical Corporation

ZOLL, a Massachusetts corporation, designs, manufactures and markets an integrated line of proprietary, non-invasive cardiac resuscitation devices, including external defibrillators/pacemakers, as well as disposable electrodes and emergency medical system software providing data management solutions.

Our common stock is quoted on the Nasdaq National Market under the symbol “ZOLL.” Our executive offices are located at 269 Mill Road Chelmsford, Massachusetts 01824, and our telephone number is (978) 421-9655. Our corporate website is www.zoll.com. The information on our website does not constitute a part of this prospectus.

About This Prospectus

We have filed with the Securities and Exchange Commission a post effective amendment number 2 to registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered under this prospectus. We originally issued these securities to the selling shareholders in connection with the merger, which was consummated on October 12, 2004. Upon and in connection with the consummation of the merger, the selling shareholders, previously the shareholders of Revivant, were issued an aggregate of 224,300 shares of our common stock as part of the initial consideration for the merger and, on November 23, 2004, were issued an aggregate of 15,188 shares as part of the contingent consideration for the merger. The additional 750,321 shares that are being registered may be delivered to the selling shareholders based upon the contingent payment provisions of the merger agreement. The merger agreement provides that ZOLL will make (1) clinical milestone payments targeted at $15 million, tied to the completion of certain clinical trials with the AutoPulse™ Non-invasive Cardiac Support Pump (“AutoPulse”) through 2006 and (2) additional payments for the years 2005, 2006 and 2007 based on the growth of AutoPulse sales. In general, these additional payments will be a combination of cash and our common stock.

Under the terms of the merger agreement, we granted the selling shareholders registration rights with respect to the shares of common stock to be issued to the selling shareholders in the merger. We are registering the common stock covered by this prospectus in order to fulfill our contractual obligation to do so under the merger agreement. This prospectus is part of the registration statement but does not contain all of the information in the registration statement.

This prospectus relates to an aggregate amount of up to 989,809 shares of our common stock that may be offered for sale by the selling shareholders. The selling shareholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of his, her or its common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling shareholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 74 of this prospectus.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information in this prospectus, you should carefully consider each of the risks set forth below. These risks may also cause our actual results to differ materially from those contained in or predicted by our forward-looking statements. The risks described below are not the only ones we face. Additional risks that are not yet identified or that we think are immaterial may also materially harm our business. If any of the events or circumstances described in the following risk factors actually occur, our business, operating results and financial condition could be materially adversely affected. In that case, the value of our common stock could decline substantially.

Risks Related to Our Business

If we fail to compete successfully in the future against existing or potential competitors, our operating results may be adversely affected

Our principal global competitors with respect to our entire cardiac resuscitation equipment product line are Medtronic Emergency Response Systems (Physio-Control) and Royal Philips Electronics. Physio-Control is a subsidiary of Medtronic, Inc., a leading medical technology company. Physio-Control has been the market leader in the defibrillator industry for over 20 years. As a result of Physio-Control’s dominant position in this industry, many potential customers have relationships with Physio-Control that could make it difficult for us to continue to penetrate the markets for our products. In addition, Physio-Control, its parent and Royal Philips Electronics and other competitors each have significantly greater resources than we do. Accordingly, Physio-Control, Royal Philips Electronics and other competitors could substantially increase the resources they devote to the development and marketing of products that are competitive with ours. These and other competitors may develop and successfully commercialize medical devices that directly or indirectly accomplish what our products are designed to accomplish in a superior and/or less expensive manner. In addition, although our biphasic waveform technology is unique, our competitors have devised alternative biphasic waveform technology. We have also licensed our biphasic waveform technology to GE Medical Systems Information Technologies (GEMSIT).

There are a number of smaller competitors in the United States, which include Welch Allyn, Inc., Cardiac Science, Inc., HeartSine Technology and Defibtech. Internationally, we face the same competitors as in the United States as well as Nihon Kohden, Corpuls, Schiller and other local competitors. It is possible the market may embrace these competitors’ products which could negatively impact our market share.

Additional companies may enter the market. For example, GEMSIT has announced its intention to enter the hospital market through cooperation with Cardiac Science, Inc. their success may improve our ability to gain market share.

In addition to external defibrillation and external pacing with cardiac resuscitation equipment, it is possible that other alternative therapeutic approaches to the treatment of sudden cardiac arrest may be developed. These alternative therapies or approaches, including pharmaceutical or other alternatives, could prove to be superior to our products.

There is significant competition in the business of developing and marketing software for data collection, billing, dispatching and management in the emergency medical system market. Our principal competitors in this business include Medusa Medical Technologies, Inc., Healthware Technologies, Inc., Safety Pad Software, Geac Computer Corporation, Ltd., DocuMed, Inc., Tritech Software Systems, Inc., Ortivus AB, RAM Software Systems, Inc., Intergraph Corporation and AmbPac, Inc., some of which have greater financial, technical, research and development and marketing resources than we do. Because the barriers to entry in this business are relatively low, additional competitors may easily enter this market in the future. It is possible that systems developed by competitors could be superior to our data management system. Consequently, our ability to sell our data management system could be materially affected, and our financial results could be materially and adversely affected.

The AED PAD (Public Access Defibrillation) business is highly dynamic. If we are not successful in competing in this market, our operating results may be affected

The PAD market has many dynamics. This market involves many new types of non-traditional healthcare distributors, and the efficiency of these distributors may not be as robust as we expect. These new types of distributors may present credit risks since they may not be well established and may not have the necessary business volumes. In addition, we may not be successful in gaining market acceptance of our AED Plus into alternative PAD markets if our PAD distributors are not successful. Also, our focus upon the PAD market may distract our operations from our core M Series business. All of these items could cause our operating results to be unfavorably affected.

We have noticed that as the PAD market has grown, there have been an increasing number of smaller, start-up companies entering the market. In order to gain market share, these companies compete mainly on price. If these companies are able to capture a larger market share with lower prices, this may cause declining prices and negatively affect our operating results. Two of our major competitors have entered the home market. We also sell to the home market and if our plan turns out to be less effective or efficient, we might have difficulty building market share.

Two of our major competitors have entered the home market. We also sell to the home market and if our plan turns out to be less effective or efficient, we might have difficulty building market share.

We recently acquired new products such as the AutoPulse™ and the Power Infuser®. If we are not successful in growing our business with these products, our operating results may be affected

We have recently acquired the AutoPulse, an automated CPR product, and the Power Infuser, a device that provides highly controlled, rapid delivery of intravenous (IV) fluids to trauma victims. As part of the successful development of the market for these products, we must:

•	establish new marketing and sales strategies;

•	identify respected health professionals and organizations to champion the products;

•	work with potential customers to develop new sources of unbudgeted funding;

•	conduct successful clinical trials; and

•	achieve early success for the product in the field.

If we are delayed or fail to achieve these market development initiatives, we may encounter difficulties building our customer base for these products. Sub par results from any of these items could cause our operating results to be unfavorably affected.

We may be required to implement a costly product recall

In the event that any of our products prove to be defective, we can voluntarily recall, or the Food and Drug Administration (the “FDA”) could require us to redesign or implement a recall, of any of our products. Both our larger competitors and we have, on numerous occasions, voluntarily recalled products in the past, and based on this experience, we believe that future recalls could result in significant costs to us and significant adverse publicity, which could harm our ability to market our products in the future. Though it is not possible to quantify the economic impact of a recall, it could have a material adverse effect on our business, financial condition and results of operations. For example, in 2004 we issued a device safety alert on some M Series with the AED feature to correct a potential problem that some of the units may have with the software installed on them. Under certain conditions, the unit may skip the “press shock” screen prompt after correctly advising the user of a shockable ECG rhythm, charging and enabling/illuminating the shock button. The devices were operating properly in all other respects. The cost of implementing this corrective action was less than $50,000.

Changes in the healthcare industry may require us to decrease the selling price for our products or could result in a reduction in the size of the market for our products, each of which could have a negative impact on our financial performance

Trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies which could adversely affect the sale and/or the prices of our products. For example:

•	major third-party payers of hospital and pre-hospital services, including Medicare, Medicaid and private healthcare insurers, have substantially revised their payment methodologies during the last few years, which has resulted in stricter standards for reimbursement of hospital and pre-hospital charges for certain medical procedures;

•	Medicare, Medicaid and private healthcare insurer cutbacks could create downward price pressure in the cardiac resuscitation pre-hospital market;

•	numerous legislative proposals have been considered that would result in major reforms in the United States healthcare system that could have an adverse effect on our business;

•	there has been a consolidation among healthcare facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;

•	there is economic pressure to contain healthcare costs in international markets;

•	there are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the healthcare industry; and

•	there have been initiatives by third-party payers to challenge the prices charged for medical products, which could affect our ability to sell products on a competitive basis.

Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales, which could have a material adverse effect on our business.

General economic conditions may cause our customers to delay buying our products resulting in lower revenues

The national economy of the United States and the global economy are both subject to economic downturns. An economic downturn in any market in which we sell our products may have a significant impact on the ability of our customers, in both the hospital and pre-hospital markets, to secure adequate funding to buy our products or might cause purchasing decisions to be delayed. Any delay in purchasing our products may result in decreased revenues and also allow our competitors additional time to develop products which may have a competitive edge over our M Series products, making future sales of our products more difficult.

For example, over the last few years in the United States, many states experienced deficits and shortfalls of revenue to cover expenditures. As a result, states cut their spending and support to local cities and towns, who then in-turn have reduced their spending for capital equipment purchases for their EMS services. We believe that this has had a negative impact on our revenues and may continue to do so.

The war on terrorism and the impact of a bio-terror threat may cause our customers to stop or delay buying our products, resulting in lower revenues

The current war on terrorism and a threat of a bio-terror attack may have a significant impact on our customers’ ability or willingness to buy our products, as well as our ability to timely deliver the product to the customer. Our customers may have to divert their funding, earmarked for capital equipment purchases, to the purchase of other medical equipment and supplies to fight any potential bio-terror attack. The war on terrorism may cause the diversion of any government funding of hospitals and EMS services for capital equipment purchases. This could result in decreased revenues.

We can be sued for producing defective products, we may be required to pay significant amounts to those harmed if we are found liable and our business could suffer from adverse publicity

The manufacture and sale of medical products such as ours entail significant risk of product liability claims. Our quality control standards comply with FDA requirements and we believe that the amount of product liability insurance we maintain is adequate based on past product liability claims in our industry. We cannot be assured that the amount of such insurance will be sufficient to satisfy claims made against us in the future or that we will be able to maintain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims could result in significant costs or litigation. A successful claim brought against us in excess of our available insurance coverage or any claim that results in significant adverse publicity against us could have a material adverse effect on our business, financial condition and results of operations.

Recurring sales of electrodes to our customers may decline

We typically have recurring sales of electrodes to our customers. Other vendors have developed electrode adaptors which allow generic electrodes to be compatible with our defibrillators. If we are unable to continue to differentiate the superiority of our electrodes over these generic electrodes, our future revenue from the sale of electrodes could be reduced or our pricing and profitability could decline.

Failure to produce new products or obtain market acceptance for our new products in a timely manner could harm our business

Because substantially all of our revenue comes from the sale of cardiac resuscitation devices and related products, our financial performance will depend upon market acceptance of, and our ability to deliver and support, new products. We cannot be assured that we will be able to produce viable products in the time frames we currently estimate. Factors which could cause delay in these schedules or even cancellation of our projects to produce and market these new products include: research and development delays, the actions of our competitors producing competing products and the actions of other parties who may provide alternative therapies or solutions which could reduce or eliminate the markets for pending products.

The degree of market acceptance of any of our products will depend on a number of factors, including:

•	our ability to develop and introduce new products in a timely manner;

•	our ability to successfully implement new product technologies;

•	the market’s readiness to accept new products such as our data management products and our PAD product;

•	the standardization of an automated platform for data management systems;

•	the clinical efficacy of our products and the outcome of clinical trials;

•	the ability to obtain timely regulatory approval for new products; and

•	the prices of our products compared to the prices of our competitors’ products.

If our new products do not achieve market acceptance, our financial performance could be adversely affected.

Our dependence on sole and single source suppliers exposes us to supply interruptions and manufacturing delays caused by faulty components that could result in product delivery delays and substantial costs to redesign our products

Although we use many standard parts and components for our products, some key components are purchased from sole or single source vendors for which alternative sources at present are not readily available. For example, we currently purchase proprietary components, including capacitors, display screens, gate arrays and integrated circuits, for which there are no direct substitutes. Our inability to obtain sufficient quantities of these components as well as our limited ability to deal with faulty components may result in future delays or reductions in product shipments which could cause a fluctuation in our results of operations.

These or any other components could be replaced with alternatives from other suppliers, which could involve a redesign of our products. Such a redesign could involve considerable time and expense. We could be at risk that the supplier might experience difficulties meeting our needs.

If our manufacturers are unable or unwilling to continue manufacturing our components in required volumes, we will have to transfer manufacturing to acceptable alternative manufacturers whom we have identified, which could result in significant interruptions of supply. The manufacture of these components is complex, and our reliance on the suppliers of these components exposes us to potential production difficulties and quality variations, which could negatively impact the cost and timely delivery of our products. Accordingly, any significant interruption in the supply, or degradation in the quality, of any component would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain appropriate regulatory approvals for our new products

The manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. The FDA administers the Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder. Some of our products have been classified by the FDA as Class II devices and others, such as our automated external defibrillators, have been classified as Class III devices. All of these devices must secure a 510(k) pre-market notification clearance before they can be introduced into the U.S. market. The process of obtaining 510(k) clearance typically takes several months and may involve the submission of limited clinical data supporting assertions that the product is substantially equivalent to an already approved device or to a device that was on the market before the Medical Device Amendments of 1976. Delays in obtaining 510(k) clearance could have an adverse effect on the introduction of future products. Moreover, approvals, if granted, may limit the uses for which a product may be marketed, which could reduce or eliminate the commercial benefit of manufacturing any such product.

We are also subject to regulation in each of the foreign countries in which we sell products. Many of the regulations applicable to our products in such countries are similar to those of the FDA. However, the national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries. We cannot be assured that such clearances will be obtained.

If we fail to comply with applicable regulatory laws and regulations, the FDA and other U.S. and foreign regulatory agencies could exercise any of their regulatory powers, which could have a material adverse effect on our business

Every company that manufactures or assembles medical devices is required to register with the FDA and to adhere to certain quality systems, which regulate the manufacture of medical devices and prescribe record keeping procedures and provide for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices. To ensure that manufacturers adhere to good manufacturing practices, medical device manufacturers are routinely subject to periodic inspections by the FDA. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it could take any of the following actions:

•	place the company under observation and re-inspect the facilities;

•	issue a warning letter apprising of violating conduct;

•	detain or seize products;

•	mandate a recall;

•	enjoin future violations; and

•	assess civil and criminal penalties against the company, its officers or its employees.

We, like most of our U.S. competitors, have received warning letters from the FDA in the past, and may receive warning letters in the future. We have always complied with the warning letters we have received. However, our failure to comply with FDA regulations could result in sanctions being imposed on us, including restrictions on the marketing or recall of our products. These sanctions could have a material adverse effect on our business.

If a foreign regulatory agency believes that we are not operating in compliance with their laws and regulations, they could prevent us from selling our products in their country, which could have a material adverse effect on our business.

We may incur a material penalty as a result of a pending investigation by the Federal government

We have been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required export licenses. We are cooperating with the Department of Justice in connection with its ongoing investigation, and have provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000. Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter. There can be no assurance that the penalty will not be material.

We are dependent upon licensed and purchased technology for upgradeable features in our products, and we may not be able to renew these licenses or purchase agreements in the future

We license and purchase technology from third-parties for upgradeable features in our products, including 12 lead analysis program, pulse oximetry, EtCO2 and NIBP technologies. We anticipate that we will need to license and purchase additional technology to remain competitive. We may not be able to renew our existing licenses and purchase agreements or to license and purchase other technologies on commercially reasonable terms or at all. If we are unable to renew our existing licenses and purchase agreements or we are unable to license or purchase new technologies, we may not be able to offer competitive products.

Fluctuations in currency exchange rates may adversely affect our international sales

Our revenue from international operations can be denominated in or significantly influenced by the currency and general economic climate of the country in which we make sales. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in downward price pressure for our products or losses from currency exchange rate fluctuations. As we continue to expand our international operations, downward price pressure and exposure to gains and losses on foreign currency transactions may increase.

We may continue our use of forward contracts and other instruments in the future to reduce our exposure to exchange rate fluctuations from intercompany accounts receivable and budgeted intercompany sales to our subsidiaries denominated in foreign currencies, and we may not be able to do this successfully. Accordingly, we may experience economic loss and a negative impact on our results of operations and equity as a result of foreign currency exchange rate fluctuations.

We have licensed our biphasic technology to GE Medical Systems Information Technologies

In 2001, we entered into a five-year license agreement with GE Medical Systems Information Technologies that permits GE to incorporate our patented biphasic waveform technology into their defibrillator and monitoring systems. At this time, GE has taken only limited action to incorporate our technology into their products. However, GE has significantly greater resources than we do. If they bring our technology to market, it could impact our ability to market and sell our products, potentially lowering our revenues.

Our current and future investments may lose value in the future

We hold investments in Advanced Circulatory Systems, Inc. (formerly ResQSystems, Inc.) and AED@Home and may in the future invest in the securities of other companies and participate in joint venture agreements. These investments and future investments are subject to the risks that the entities in which we invest will become bankrupt or lose money.

Investing in securities involves risks and no assurance can be made as to the profitability of any investment. Our inability to identify profitable investments could adversely affect our financial condition and results of operations. Unless we hold a majority position in an investment or joint venture, we will not be able to control all of the activities of the companies in which we invest or the joint ventures in which we are participating. Because of this, such entities may take actions against our wishes and not in furtherance of, and even opposed to, our business plans and objectives. These investments are also subject to the risk of impasse if no one party exercises ultimate control over the business decisions.

Our adoption of FASB Statement 123(R) will result in additional expense being charged to our income statement which might cause our stock price to fluctuate

We will adopt FASB Statement 123(R) in the first quarter of our fiscal year 2006. While we have disclosed the historical impact under FASB Statement 123, we have not determined the impact adoption of FASB Statement 123(R) will have on our financial statements nor have we determined our method of adoption. Adoption may result in results that are different than what investors anticipate. This may cause volatility in our stock price.

Future changes in applicable laws and regulations could have an adverse effect on our business

Although we are not aware of any pending changes in applicable laws and regulations governing our industry, we cannot be assured that federal, state or foreign governments will not change existing laws or regulations or adopt new laws or regulations that regulate our industry. Changes in or adoption of new laws or regulations could result in the following consequences that would have an adverse effect on our business:

•	regulatory clearance previously received for our products could be revoked;

•	costs of compliance could increase; or

•	we may be unable to comply with such laws and regulations so that we would be unable to sell our products.

Compliance with changing regulation of corporate governance, public disclosure and accounting, matters may result in additional expenses

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Stock Market, as well as new accounting pronouncements, are creating uncertainty and additional complexities for companies. To maintain high standards of corporate governance and public disclosure, we continue to invest resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating and cost management activities.

The provisions of Section 404 of the Sarbanes-Oxley Act of 2002 apply to us for the fiscal year 2005. We are in the middle of a project to document, review, test, evaluate and conclude on our systems of internal controls. We expect to complete our testing of our internal control systems by the end of fiscal 2005. There is a potential for identifying a significant deficiency or material weakness in our system of internal controls. Disclosure of a material weakness in our system of internal control may cause our stock price to fluctuate significantly.

Uncertain customer decision processes may result in long sales cycles, which could result in unpredictable fluctuations in revenues and delay the replacement of cardiac resuscitation devices

Many of the customers in the pre-hospital market consist of municipal fire and emergency medical systems departments. As a result, there are numerous decision-makers and governmental procedures in the decision-making process. In addition, decisions at hospitals concerning the purchase of new medical devices are sometimes made on a department-by-department basis. Accordingly, we believe the purchasing decisions of many of our customers may be characterized by long decision-making processes, which have resulted in, and may continue to result in, long sales cycles for our products. For example, the sales cycles for cardiac resuscitation products typically have been between six and nine months, although some sales efforts have taken as long as two years.

Reliance on domestic and international distributors to sell our products exposes us to business risks that could result in significant fluctuations in our results of operations

Although we perform credit assessments with sales to distributors, payment by the distributor may be affected by the financial stability of the customers to which the distributor sells. Future sales to distributors may also be affected by the distributor’s ability to successfully sell our products to their customers. Either of these scenarios could result in significant fluctuations in our results of operations.

Our international sales expose our business to a variety of risks that could result in significant fluctuations in our results of operations

Approximately 30% of our sales for the quarter ended April 3, 2005 were made to foreign purchasers and we plan to increase the sale of our products to foreign purchasers in the future. As a result, a significant portion of our sales is and will continue to be subject to the risks of international business, including:

•	fluctuations in foreign currencies;

•	trade disputes;

•	changes in regulatory requirements, tariffs and other barriers;

•	the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of the products being implemented by the United States or these foreign countries;

•	timing and availability of import/export licenses;

•	political and economic instability;

•	higher credit risk and difficulties in accounts receivable collections;

•	increased tax exposure if our revenues in foreign countries are subject to taxation by more than one jurisdiction;

•	accepting customer purchase orders governed by foreign laws which may differ significantly from U.S. laws and limit our ability to enforce our rights under such agreements and to collect damages, if awarded;

•	the war on terrorism;

•	disruption in the international transportation industry; and

•	use of international distributors.

As international sales become a larger portion of our total sales, these risks could create significant fluctuations in our results of operations. These risks could affect our ability to resell trade-in products to domestic distributors, who in-turn often resell the trade-in products in international markets. Our inability to sell trade-in products might require us to offer lower trade-in values, which might impact our ability to sell new products to customers desiring to trade-in older models and then purchase newer products.

We have recently expanded the size and number of our direct sales forces and our marketing support for these sales forces. We intend to continue to expand these areas, but if our sales forces are not effective, or if there is a sudden decrease in the markets where we have direct operations, we could be adversely affected.

We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party intellectual property, and our competitors can use some of our previously proprietary technology

Our success will depend in part on our ability to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. To date, we have been issued 35 U.S. patents for our various inventions and technologies. Additional patent applications have been filed with the U.S. Patent and Trademark Office and are currently pending. The patents that have been granted to us are for a definitive period of time and will expire. We have filed certain corresponding foreign patent applications and intend to file additional foreign and U.S. patent applications as appropriate. We cannot be assured as to:

•	the degree and range of protection any patents will afford against competitors with similar products;

•	if and when patents will be issued;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patent applications;

•	whether or not competitors will use information contained in our expired patents;

•	whether or not others will design around our patents or obtain access to our know-how; or

•	the extent to which we will be successful in avoiding any patents granted to others.

We have, for example, patents and pending patent applications for our proprietary biphasic technology. Our competitors could develop biphasic technology that has comparable or superior clinical efficacy to our biphasic technology, and if our patents do not adequately protect our technology, our competitors would be able to obtain patents claiming aspects similar to our biphasic technology or our competitors could design around our patents.

If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may be:

•	required to obtain licenses or redesign our products or processes to avoid infringement;

•	prevented from practicing the subject matter claimed in those patents; or

•	required to pay damages.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation or administrative proceedings, including interference proceedings before the U.S. Patent and Trademark Office, related to intellectual property rights could be brought against us or be initiated by us. Adverse determinations in any patent litigation could subject us to significant liabilities to third-parties, could require us to seek licenses from third-parties and could, if licenses are not available, prevent us from manufacturing, selling or using certain of our products, some of which could have a material adverse effect on the Company. In addition, the costs of any such proceedings may be substantial whether or not we are successful.

Our success is also dependent upon the skills, knowledge and experience, none of which is patentable, of our scientific and technical personnel. To help protect our rights, we require all U.S. employees, consultants and advisors to enter into confidentiality agreements, which prohibit the disclosure of confidential information to anyone outside of our Company and require disclosure and assignment to us of their ideas, developments, discoveries and inventions. We cannot be assured that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of the lawful development by others of such information.

Reliance on overseas vendors for some of the components for our products exposes us to international business risks, which could have an adverse effect on our business

Some of the components we use in our products are acquired from foreign manufacturers, particularly countries located in Europe and Asia. As a result, a significant portion of our purchases of components is subject to the risks of international business. The failure to obtain these components as a result of any of these risks can result in significant delivery delays of our products, which could have an adverse effect on our business.

We may acquire other businesses and we may have difficulty integrating these businesses or generating an acceptable return from acquisitions

We recently acquired Revivant and we may acquire other companies or make strategic purchases of interests in other companies related to our business in order to grow, add product lines, acquire customers or otherwise attempt to gain a competitive advantage in new or existing markets. Such acquisitions and investments may involve the following risks:

•	our management may be distracted by these acquisitions and may be forced to divert a significant amount of time and energy into integrating and running the acquired businesses;

•	we may face difficulties associated with financing the acquisitions;

•	we may face the inability to achieve the desired outcomes justifying the acquisition;

•	we may face difficulties integrating the acquired business’ operations and personnel; and

•	we may face difficulties incorporating the acquired technology into our existing product lines.

Intangibles and goodwill we currently carry on our balance sheet may become impaired.

At April 3, 2005, we had approximately $47 million of goodwill and intangible assets on our balance sheet. These assets are subject to impairment if the cash flow that we generate from these assets specifically, or our business more broadly, are insufficient to justify the carrying value of the assets. Factors affecting our ability to generate cash flow from these assets include, but are not limited to, general market conditions, product acceptance, pricing and competition, distribution, costs of production and operations.

We have only one manufacturing facility for each of our major products and any damage or incapacitation of any of the facilities could impede our ability to produce these products

We have only one manufacturing facility for each of our major products. Damage to any such facility could render us unable to manufacture the relevant product or require us to reduce the output of products at the damaged facility. In addition, a severe weather event or other natural disaster affecting a facility occurring late in a quarter could make it difficult to meet product shipping targets. Any of these events could materially and adversely impact our business, financial condition and results of operations.

Risks Related to the Offering

Provisions in our charter documents, our shareholder rights agreement and state law may make it harder for others to obtain control of ZOLL even though some shareholders might consider such a development to be favorable

Our board of directors has the authority to issue up to 1,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of such shares without further vote or action by our shareholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for third-parties to acquire a majority of our outstanding voting stock. In addition, our restated articles of organization provide for staggered terms for the members of the board of directors, which could delay or impede the removal of incumbent directors and could make a merger, tender offer or proxy contest involving the Company more difficult. Our restated articles of organization, amended and restated bylaws and applicable Massachusetts law also impose various procedural and other requirements that could delay or make a merger, tender offer or proxy contest involving us more difficult.

We have also implemented a so-called poison pill by adopting our shareholders rights agreement. This poison pill significantly increases the costs that would be incurred by an unwanted third-party acquirer if such party owns or announces its intent to commence a tender offer for more than 15% of our outstanding common stock. The existence of this poison pill could delay, deter or prevent a takeover of the Company.

All of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, which could preclude our shareholders from recognizing a premium over the prevailing market price of our stock.

Our operating results are likely to fluctuate, which could cause our stock price to be volatile, and the anticipation of a volatile stock price can cause greater volatility

Our quarterly and annual operating results have fluctuated and may continue to fluctuate. Various factors have and may continue to affect our operating results, including:

•	high demand for our products, which could disrupt our normal factory utilization and cause shipments to occur in uneven patterns;

•	variations in product orders;

•	timing of new product introductions;

•	temporary disruptions on buying behavior due to changes in technology (e.g. shift to biphasic technology);

•	changes in distribution channels;

•	actions taken by our competitors such as the introduction of new products or the offering of sales incentives;

•	the ability of our sales forces to effectively market our products;

•	supply interruptions from our single source vendors;

•	temporary manufacturing disruptions;

•	regulatory actions, including actions taken by the FDA or similar agencies; and

•	delays in obtaining domestic or foreign regulatory approvals.

A large percentage of our sales are made toward the end of each quarter. As a consequence, our quarterly financial results are often dependent on the receipt of customer orders in the last weeks of a quarter. The absence of these orders could cause us to fall short of our quarterly sales targets, which in-turn could cause our stock price to decline sharply. As we grow in size, and these orders are received closer to the end of a period, we may not be able to manufacture, test and ship all orders in time to recognize the shipment as revenue for that quarter.

Based on these factors, period-to-period comparisons should not be relied upon as indications of future performance. In anticipation of less successful quarterly results, parties may take short positions in our stock. The actions of parties shorting our stock might cause even more volatility in our stock price. The volatility of our stock may cause the value of a shareholder’s investment to decline rapidly.

There may not be an active, liquid market for our common stock

There is no guarantee that an active trading market for our common stock will be maintained on the Nasdaq National Market. Shareholders may not be able to sell their shares quickly or at the latest market price if trading in our common stock is not active.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the prospectus constitute “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission and within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Particularly, the Company’s expectations regarding future operational liquidity, contractual obligations and other commercial commitments and capital requirements are forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the length and severity of the current economic slowdown and its impact on capital spending budgets, the potential disruption in the transportation industry on the Company’s supply chain and product distribution channels and those other risks discussed in the section entitled “Risk Factors” beginning on page 2 of this prospectus.

OUR BUSINESS

Overview

ZOLL, a Massachusetts corporation organized in 1980, develops technologies that help advance the practice of resuscitation. We market products for pacing, defibrillation, circulation, fluid replacement and a resuscitation product that incorporates technologies to provide or aid ventilation. We also design and market software that automates the documentation and management of both clinical and non-clinical data.

Our cardiac resuscitation products are designed to improve survival rates from sudden cardiac arrest (“SCA”), which is a leading cause of death in the U.S. and worldwide. There are over 460,000 deaths each year from out-of-hospital cardiac arrest in the U.S. and at least this many more outside the U.S. More than half of these deaths occur suddenly without warning and about half of these are from ventricular fibrillation (“VF”). For SCA victims, time is the most critical element for survival. For every minute of delay in providing defibrillation, survival decreases by as much as ten percent. According to the American Heart Association (“AHA”), more than 95% of SCA victims in the U.S. die, in many cases because life-saving defibrillators arrive too late, if at all.

Additionally, our products are designed to help other collapsed victims whose survival can be increased by providing more effective cardiopulmonary resuscitation (“CPR”) and improved circulation of blood during cardiac arrest.

The importance of immediate treatment creates an annual worldwide market for external defibrillator products, which we estimate to have been approximately $900 million in 2004. We divide our market for non-invasive cardiac resuscitation equipment into three principal customer/geographic categories: North American hospital; North American pre-hospital, which consists of a public safety component and a public access component; and international. The pre-hospital public safety market consists of care providers such as paramedics, ambulance operators, emergency medical technicians, firefighters, police, and other first response personnel with responsibilities for public safety. The pre-hospital public access market includes non-traditional responders to medical emergencies who have been trained to use automated external defibrillators. This would include security personnel, staffs in occupational settings, school personnel and office staff. The international market includes both hospital and pre-hospital customers outside of North America.

Our main line of defibrillators is the M Series™. M Series defibrillators are smaller and lighter than competitive products, making them easier to carry and transport. We have clearance from the FDA to label our M Series defibrillators equipped with our Rectilinear Biphasic™ waveform (“RBW”) as being clinically superior to defibrillators with a monophasic waveform for particular uses. We are the only company to have received such a claim of superiority on its biphasic waveform. We believe the clinical superiority of our biphasic waveform, combined with product advantages including small size, light weight, and relative ease of use offer compelling reasons for customers to choose our products. The strong acceptance of the M Series in the North American hospital market has, we believe, given us the number one sales position in market share in fiscal 2004.

Beyond manual defibrillation, the AED Plus™ is the first and only full-rescue automated external defibrillator that addresses circulatory support. In March 2002, we introduced the AED Plus, which in addition to defibrillation, provides real-time feedback on the rate and depth of CPR chest compressions. No other AED on the market offers such capability. Designed for the infrequent user, the AED Plus assists the user in defibrillation and

CPR and incorporates several unique and proprietary elements designed to provide more comprehensive support for infrequent rescuers. The device also includes a highly simplified graphical user interface, one-piece electrode pads, and easily obtained consumer batteries for operation. The AED Plus supports the complete Chain of Survival (early access, early CPR, early defibrillation, early advanced care), helping rescuers with all SCA victims—even those victims for which no defibrillating shock is advised.

The latest research on AED use suggests that rescuers will be advised to shock a victim about half of the time an AED is used to treat sudden collapse. If no shock is administered, a rescuer should provide chest compression and ventilation (CPR) until other rescuers arrive to improve the victim’s chances of survival. For that reason, ZOLL believes that an AED designed for the infrequent rescuer needs to provide the best possible support for CPR. CPR is often associated with a return of a “shockable” ventricular rhythm, making defibrillation possible later in the event. Rescuers, therefore, must be capable of both using the AED and providing temporary circulatory support with CPR.

We see a large opportunity to improve resuscitation technology and outcomes through circulatory support. Our October 2004 acquisition of Revivant, maker of the AutoPulse ™ Non-invasive Cardiac Support Pump, was an important element of our overall strategy to address this opportunity. The AutoPulse is a new revolutionary device that offers the promise of restoring normal blood flow in SCA victims while they are undergoing CPR. We believe the AutoPulse addresses an unmet need in the field of resuscitation and that the market potential for this device is as large as or larger than the current external defibrillator market. The AutoPulse is an automated, portable, battery-operated device that is built around a backboard placed under the victim to which is attached a disposable band, called the LifeBand™, which fastens across a victim’s chest. The AutoPulse compresses the entire chest in a unique and consistent manner, circulating much more blood than chest compressions provided by hand. The AutoPulse also improves the consistency of circulatory support and reduces the manpower required to transport patients in cardiac arrest, while performing CPR. In its first year of commercial availability, more than 90 U.S. customers have purchased the AutoPulse and have been actively using it as part of their resuscitation protocols.

Our Business Strategy

Our strategy has been to focus on developing pacing and defibrillation products that deliver superior clinical performance, rapid therapy, meaningful information, high user confidence and economic value. In executing this strategy, we have gained a special understanding not only of external cardiac pacing and defibrillation, critical electrical therapies for survival, but also of their importance and relationship within the larger area of resuscitation. We believe this understanding is one of the factors that have made us successful in external cardiac defibrillation and we believe our experience and success in this area will translate into the broader market related to all resuscitation products, which is a large and growing market driven by increasing clinical needs. We believe we will continue to gain an increased share in both the domestic and international markets by offering superior products for resuscitation and through strengthening our distribution.

While we plan to increase our share in markets that we currently serve, we also seek future growth by entering into new markets with significant opportunities. We believe that the following elements may provide current and longer-term growth to our business.

•	Continue to Expand Sales of M Series Defibrillators. A major element of our business strategy is to further capitalize on the success of the M Series defibrillator in order to increase our market share in the hospital and pre-hospital markets. To date, the M Series is our best selling defibrillator. We plan to increase our sales in these markets by expanding both domestic and international efforts by:

•	hiring additional salespeople;

•	moving from selling through distributors to selling direct in international markets of a significant size and where our market share is low; and

•	increasing distributor sales in emerging markets.

We also plan to increase sales by incorporating and selling additional monitoring and display capabilities on the M Series CCT (Critical Care Transport) units. The CCT, in combination with its small size and weight, makes it a desirable replacement unit for “transport monitors” because the defibrillator and monitor are integrated into one convenient portable unit instead of two.

•	Compete in Public Safety and the Public Access Defibrillation Markets with a Well-differentiated AED. The AED Plus is a device for the large and relatively untapped public access defibrillation market. Our device is relatively low-cost, easy to operate, and unique. We believe we can leverage our experience selling to EMS personnel in our efforts to sell our device to first responders such as police and firefighters. We also market our device to other non-traditional providers of healthcare and have agreements with more than 200 independent distributors and manufacturers’ representatives to sell the AED Plus.

In June 2002, as a result of the opportunities from the development of the AED Plus, we entered into a multi-year distribution agreement with GE Medical Systems Information Technologies as part of an expansion of our sales to physicians’ offices and clinics throughout the U.S. We now have General Electric, Physicians Supply Services and other indirect representatives penetrating this market as well as dental offices and other ancillary health services facilities. We believe this gives us an excellent opportunity to expand into a relatively unpenetrated market for defibrillators and resuscitation.

•	Seek Additional Growth Opportunities in the EMS Data Management Market. We believe that the market for EMS data management solutions remains significant and relatively unpenetrated. We are currently selling several products to this market. We have delivered integrated dispatch, clinical information, data collection, data transfer, billing and quality assurance software for sale to the EMS market. We intend to leverage our existing relationships with purchasing decision-makers in this market to sell our data management solutions. We intend to expand the sale of our products into the public safety area. We believe our software solutions will be differentiated by our ability to offer a complete data management solution that incorporates the clinical information collected by our defibrillators.

•	Seek Additional Opportunities in the Area of Resuscitation, Beginning with Circulatory Support. We believe there are additional untapped opportunities in the area of resuscitation outside of our core business. We continue to broaden our product offering beyond the “shock.” This may include investing in the securities of other companies and participating in joint venture agreements. In March and October 2004, respectively, we acquired Infusion Dynamics, Inc., manufacturer of the Power Infuser®, and Revivant, manufacturer of the AutoPulse™ Non-invasive Cardiac Support Pump. We have made investments in LIFECOR, Inc., manufacturer of the LifeVest ™ Wearable Defibrillator and the Life-Padz™ WCD 3000S System, and Advanced Circulatory Systems, Inc, manufacturer of the ResQPOD™ Circulatory Enhancer for Cardiac Arrest. With the help of our extensive and experienced sales organization, sales of these products have the potential to expand our business in our current and new markets.

Overview of Sudden Cardiac Arrest and Resuscitation Therapies

Sudden cardiac death results from the sudden, abrupt loss or disruption of heart function. This loss of heart function, also known as sudden cardiac arrest (“SCA”), is caused by ventricular fibrillation (the heart beating too rapidly and/or chaotically), or cardiac standstill from other non-fibrillation dysrhythmias such as pulseless electrical activity. The Center for Disease Control estimates deaths from SCA at more than 460,000 per year, making it a leading cause of death in the U.S. According to the AHA, early defibrillation of ventricular fibrillation is the single most critical factor in rescuing a victim of SCA. Each minute of delay in returning the heart to its normal pattern of beating decreases the chance of survival by 7% to 10%. Furthermore, there is an increasing body of evidence, which states that other actions, in addition to defibrillation, must occur to maximize the chance of a successful resuscitation. These actions comprise a Chain of Survival consisting of early access, early CPR, early defibrillation and early advanced care. Lay rescuers especially require appropriate training as well as reminders about these actions during an actual SCA event.

The Human Heart. The normal human heart has four chambers and expands and contracts over 100,000 times each day. The two smaller, upper chambers are the atria and the two larger, lower chambers are the ventricles. The walls of the atria and the ventricles are made up of cardiac muscle, which contracts rhythmically when stimulated by an electrical current. Normally, the heartbeat starts in the right atrium when a specialized group of cells sends an electrical signal. This signal spreads through the atria and then moves to the ventricles. As a result, the atria contract a fraction of a second before the ventricles. This exact pattern must be followed to ensure that the heart beats properly. This contraction and relaxation of the four chambers pumps blood to the lungs and the rest of the body.

Arrhythmias are abnormal rhythms of the heart caused by insufficient circulation of oxygenated blood, drugs, electrical shock, mechanical injury, disease or other causes. The three types of arrhythmias that cardiac defibrillators and external pacing technology treat are ventricular fibrillation and tachycardia, atrial fibrillation and flutter and symptomatic bradycardia. It is possible for a patient to experience more than one type of arrhythmia during SCA. In these situations, it is important for trained rescuers to have equipment that has both defibrillation and pacing capabilities.

Ventricular Fibrillation. Ventricular fibrillation is a condition in which disorganized electrical activity causes the ventricles to contract in a rapid, unsynchronized and uncoordinated fashion. When this occurs, an insufficient amount of blood is pumped from the heart. Ventricular fibrillation is the most common arrhythmia thought to cause SCA. The onset of ventricular fibrillation often occurs without warning and causes the heart to cease pumping blood effectively. This sudden stopping of the heart is known as cardiac arrest and is the cause of sudden cardiac death.

The only accepted treatment for ventricular fibrillation is defibrillation, in which electrical current is delivered to the heart to stop the fibrillation and permit the return of coordinated cardiac contractions. In emergency situations, external defibrillation has conventionally been administered through hand-held paddles placed on the patient’s chest. However, external defibrillation can also be administered through disposable adhesive electrodes, which we believe are safer and easier to use than paddles.

In sudden unexpected cardiac arrest, current research shows that by the time a device arrives at the side of an arrest victim, about half are in ventricular fibrillation, which requires immediate defibrillation according to current AHA recommendations. However, new research suggests that CPR before defibrillation in unwitnessed cardiac arrest may be more effective than immediate defibrillation and the AHA is expected to review their current recommendations relating to CPR and defibrillation during the development of new guidelines in 2005. With an increased understanding of the mechanisms of cardiac arrest, the benefits of CPR, new technologies to improve circulatory support, and the lower incidence of ventricular fibrillation, we expect a growing emphasis on circulatory support in both the context of AED use and the AHA’s efforts to reduce deaths from SCA.

Atrial Fibrillation. The AHA estimates that close to 2 million Americans suffer from atrial fibrillation. Atrial fibrillation is a condition in which disordered electrical activity causes the atria to contract in a rapid, unsynchronized and uncoordinated fashion. This inefficient contraction results in a smaller amount of blood entering the ventricles, which in turn results in an insufficient level of circulation. Since blood is not pumped completely out of the atria, the blood can pool and clot. While not immediately life threatening, atrial fibrillation can lead to significant health threats such as stroke. Over time, poorly functioning atria can also cause the ventricles to work harder, wear out sooner and eventually lead to cardiac arrest.

Common forms of treatment for atrial fibrillation include cardioversion and drug therapies. During cardioversion, a defibrillator delivers electrical current that is synchronized with a patient’s heartbeat to return the atria to a normal rhythm. Cardioversion is usually an elective therapy, scheduled and performed in a controlled environment. All of our manual defibrillators include cardioversion capability.

Bradycardia. Bradycardia is a condition in which the heart beats too slowly. The principal therapies for the emergency treatment of bradycardia are drugs and temporary cardiac pacing, either or both of which may be used to stimulate effective cardiac contractions and restore circulation. Cardiac pacing utilizes an electrical pulse to stimulate the patient’s heartbeat. For the emergency treatment of bradycardia, there are two primary techniques for temporary pacing: invasive endocardial pacing, in which a wire is inserted directly into the heart to provide the electrical stimulus; and non-invasive temporary pacing, which uses gelled electrodes applied to the patient’s chest to conduct an electrical stimulus. Non-invasive temporary pacing is an option on most of our defibrillators (not including AEDs) and is recommended as the first intervention for bradycardia in the AHA’s resuscitation protocols.

Our Cardiac Resuscitation Products

M Series Defibrillators

The M Series is an extensive line of defibrillators for both the hospital and pre-hospital markets. We currently sell 11 models of this device ranging in list price from $5,500 to $31,000. The large number of models reflects user selection and need for various features and options such as shock advisory capability, 12-lead ECG and diagnostic operation or data transmission features. The M Series defibrillator is our best selling product to date and has been selected as the standard device in such places as Brigham and Women’s Hospital, The Mayo Clinic, Scripps Health System, The Johns Hopkins Hospitals, the U.S. Armed Forces and the German Army. We believe the clinical superiority of our Rectilinear Biphasic waveform (“RBW”), combined with product advantages including portability, ease of use and the vivid screen display, offers compelling reasons for customers to choose our M Series defibrillators. Our M Series is a standardized platform that allows for expandable features. As a result, we believe that this will help maximize customer retention by reducing the need for operator retraining and enhancing operator confidence.

We believe that our standard M Series defibrillators offer the following competitive advantages:

•	Portability. The M Series defibrillator is the smallest, lightest, fully featured external defibrillator. It is smaller and lighter than other leading devices in this class. This allows M Series defibrillators to be easily carried and transported with patients.

•	Ease of Use with Simple Controls. The M Series defibrillators enable users to efficiently configure each unit, allowing local operating preferences to be individually programmed into each unit. Additionally, M Series defibrillators offer multiple language labeling and voice prompts to meet both domestic and international needs.

•	Vivid Screen Display. One of the distinguishing features included in M Series defibrillators is a high contrast screen. Our screen incorporates the most technologically advanced defibrillator display with a wider viewing angle than any LCD display.

•	Clinical Performance. In the area of defibrillation waveforms, the ZOLL RBW is the only biphasic waveform to have clinically demonstrated superiority to monophasic waveforms for the defibrillation of ventricular fibrillation in high impedance patients, as well as the cardioversion of atrial fibrillation. The FDA allows ZOLL to make these unique superiority claims.

M Series defibrillators are designed to be upgradeable, allowing customers to add features depending upon their individual needs. M Series defibrillators use our unique pacing technology, which has been clinically shown to provide superior capture rates, lower mean capture thresholds, less muscle impact and better patient tolerance. Some of the features that we currently offer include the following:

•

Complete Data Management. A code marker system follows protocols established by the AHA and allows complete documentation of an event with our unique “one touch” data annotation feature. The record made of the event includes all information collected by the defibrillator and can be upgraded to include an optional voice recording. All of this data is stored on a removable data card. This data can also be transmitted electronically to other devices via a serial port, built in modem and Bluetooth® wireless communications. This allows users significant flexibility in moving data for purposes of remote consultation and recordkeeping. We have also developed software applications for the archiving and trending of information related to resuscitation. A number of integrated software applications are called RescueNet™ in the pre-hospital market and, introduced in May 2004, CodeNet™ for in-hospital use. CodeNet is the first complete software system for in-hospital use documenting, managing and reviewing cardiac arrest event data.

•	Diagnostic 12-lead ECG with Interpretive Statement. The 12-lead feature enables a user to get a diagnostic ECG, tracing or a view of the heart’s electrical activity. 12-lead is used to provide rapid and early identification of myocardial infarction, commonly called a heart attack, in the pre-hospital setting. We pay royalties to GE Medical Systems (“GEMS”) on each 12-lead analysis program we sell.

•	GEMS Muse Cardiology Information System. Our M Series defibrillators communicate directly with the GEMS Information Technologies’ MUSE cardiology information system. This MUSE interface provides direct communication of pre-hospital 12-lead ECG data into GE’s MUSE information system, eliminating the need for a dedicated receiving station or gateway.

•	Pulse Oximetry. Pulse oximeters determine the oxygen saturation levels in blood (SpO2), allowing a rapid identification of potential problems in the cardiopulmonary system. Since pulse oximeters can help detect the onset of cardiovascular incidents, pulse oximetry is now widely used in both hospital and pre-hospital settings when monitoring patient vital signs. While conventional pulse oximeters do not perform well during patient motion or in intense light, we use Masimo Corporation’s patented technology that is designed to overcome these technical problems. We purchase circuit boards and sensors from Masimo Corporation. We have a non-exclusive license to use the patented technology incorporated in these parts, which we incorporate into our products.

•	Capnography. Capnography, also known as EtCO2, is the measurement of the amount of carbon dioxide being exhaled, allowing for rapid identification of potential problems in the cardiopulmonary system. We purchase circuit boards and sensors from Respironics that provide this feature. In October 2004, we announced new plug-and-play mainstream and side stream EtCO2 monitoring capability designed for maximum ease of use in pre-hospital settings. Users can easily select the optimum CO2 monitoring method based on the patient’s condition.

•	Non-invasive Blood Pressure Measurement. We developed a non-invasive blood pressure measurement capability, also known as NIBP, and integrated it into our M Series defibrillators. We purchase circuit boards, hoses and cuffs from SunTech Medical to provide this feature.

Critical Care Transport (CCT) Defibrillators

In October 2001, we introduced an M Series model designed for critical care transport, the CCT. Based on an M Series platform, this model incorporates the same defibrillation and pacing technologies and general elements of the M Series design, but adds significantly expanded monitoring, battery capacity, and display capabilities. The CCT has a larger color display that shows three traces simultaneously, combined with the addition of both non-invasive and invasive blood pressure measurement capability and temperature monitoring. A model is also tested and certified for use on military aircraft.

AED Plus Automated External Defibrillator

The AED Plus is a full-rescue AED designed for the public safety, first responder and public access defibrillator markets. This product is a simplified device that supports the AHA’s Chain of Survival (early access, early defibrillation, early CPR, early advanced care). It is designed for the infrequent user and incorporates features to assist rescuers in administering defibrillation and CPR. In addition to the device, we offer a unique one-piece, long shelf life (four years) electrode system called CPR-D•padz™ as a key accessory to the device. The device and electrode system incorporate a unique instantaneous feedback feature that helps rescuers perform CPR chest compressions according to the AHA and the European Resuscitation Council (“ERC”) guidelines. Other unique features include an LCD display that can be configured to display the ECG; a graphical interface to remind rescuers how to use the device properly to follow the recommended life-saving steps; use of low cost consumer lithium batteries available at retail stores; and the incorporation of an infrared-based communications system for managing data collected during the use of the device. Support products include a training unit that mimics the device’s operation and is used to teach early defibrillation and CPR skills, simulators to demonstrate and test operation of the unit, carrying cases, wall boxes and training materials. In fiscal 2004, we introduced a pediatric defibrillation capability for the AED Plus, which includes a special algorithm specifically designed for the faster heart rate of a child (0-8 years of age). In addition, the AED Plus delivers lower energy levels specific to a pediatric rescue. This pediatric capability makes the product especially suitable for installation in schools.

Biphasic Waveforms

External defibrillators deliver current over time to the heart, which results in a defined waveform shape. One type of waveform in use today is monophasic, meaning that current is delivered in a single pulse that flows in one direction. Another type is the biphasic waveform, which in contrast, delivers current that first flows in a positive direction for a period of time and then reverses direction so that it flows in a negative direction.

Biphasic waveforms were the first major advance in defibrillation technology since the adoption of the monophasic waveform in the early 1960s. Users generally replace existing defibrillators for mechanical and other reasons that are unrelated to any clinical advancement of a new defibrillator. Based on our sales and marketing experience, we estimate that hospital users replace defibrillators after approximately seven to 10 years of service. We believe, however, that the introduction of biphasic waveforms has accelerated the replacement of the installed base of monophasic defibrillators. We believe this accelerated replacement has increased the size of the annual market for our defibrillators. Biphasic waveforms for conventional defibrillators, used in hospitals and EMS services by trained users, were broadly introduced to the market in 2000. Based on our estimates of the replacement of monophasic defibrillators with biphasic devices, the penetration of biphasic defibrillators is estimated to be approximately 30% to 40% of the installed base of defibrillators.

Our Biphasic Waveform

Our primary competitors offer biphasic waveforms using the same general waveform shape. However, we have developed a uniquely shaped biphasic waveform which achieves higher efficacy at lower current levels than monophasic waveforms. Our biphasic waveform reduces the heart’s exposure to high peak current. In addition, our biphasic waveform keeps the waveform shape and duration constant over a wide range of patients whose differing physiologies impact the conduction of current.

We recently sponsored ORBIT (Out of Hospital Rectilinear Biphasic Investigation and Trial) which analyzed 436 cardiac arrest patients. ORBIT is the world’s largest and most comprehensive study ever undertaken in an out-of-hospital setting to look at the advantages of biphasic waveforms for defibrillation. The trial was the first of its kind to look at the effectiveness of biphasic defibrillation in the advanced life support setting, where down times can be significantly longer than those in the basic life support setting. The prospective, randomized controlled trial found that RBW defibrillation was superior to monophasic damped sine (MDS) waveform defibrillation for patients initially presenting in a shockable rhythm in an advanced cardiac life support setting. Additionally, shock success for the 200 joules (J) ZOLL RBW was superior to the 360 J MDS waveform for defibrillation of all out-of-hospital cardiac arrest patients regardless of the presenting rhythm.

A retrospective study of 1,887 external cardioversion procedures in 1,361 patients was performed, and a subgroup analysis of 140 patients demonstrated that the ZOLL RBW successfully cardioverted patients weighing 300 to 430 pounds with an average energy reserve of 37 J, achieving a 100% success rate. The reserve provides an additional therapeutic margin for patients that are difficult to defibrillate.

A prospective randomized study showed that the ZOLL RBW provided superior defibrillation performance in a porcine pediatric model, when compared to another commercially available biphasic waveform, in terms of energy dose per body weight and per heart weight.

Our M Series defibrillator equipped with our biphasic waveform is the only device cleared by the FDA to be labeled clinically superior to monophasic defibrillators for conversion of ventricular fibrillation in high-impedance patients, those patients who are difficult to defibrillate and for cardioversion of all atrial fibrillation patients. We therefore believe that our proprietary biphasic waveform is superior to the biphasic waveform utilized by any of our competitors. We believe that our proprietary biphasic waveform will offer compelling clinical benefits that should give customers a reason to choose our biphasic defibrillators over those of our competitors.

We have received seven U.S. patents covering various aspects of our novel biphasic waveform technology. Several corresponding foreign patents are still pending.

AutoPulse

The AutoPulse is a new revolutionary device that offers the promise of restoring normal blood flow in SCA victims while they are undergoing CPR. We believe the AutoPulse addresses an unmet need in the field of resuscitation and that the market potential for this device is as large as or larger than the current external defibrillator market. The AutoPulse is an automated, portable, battery-operated device that is built around a backboard placed under the victim to which is attached a disposable band, called the LifeBand™, which fastens across a victim’s chest. The AutoPulse compresses the entire chest in a unique and consistent manner, circulating much more blood than chest compressions provided by hand. The AutoPulse also improves the consistency of circulatory support and reduces the manpower required to transport patients in cardiac arrest, while performing CPR. In its first year of commercial availability, more than 90 U.S. customers have purchased the AutoPulse and have been actively using it as part of their resuscitation protocols.

Disposable Electrodes

We offer a variety of single-patient-use, proprietary disposable electrodes for use with our resuscitation devices. Among our primary competitors, we are the only company to engineer and manufacture our own electrodes. We have continually innovated and upgraded our electrode product line, including the pro-padz™ Biphasic Multi-function Electrodes specifically designed for use with the ZOLL Rectilinear Biphasic waveform for cardioversion of atrial fibrillation. In fiscal 2002, we introduced, in conjunction with our AED Plus defibrillator, the unique one-piece CPR-D Padz electrode, which provides feedback on the quality of CPR compressions. Our margins for electrodes are generally higher than our margins for devices. We hope to sell more disposable electrodes in the future as more customers recognize the benefits of electrodes, which are safer than traditional paddles for an operator of a defibrillator.

Another factor that might lead to higher electrode sales is the use of interpretive algorithms for automated defibrillation. The monitoring required to assess the patient’s condition can only be achieved with electrodes and not with the traditional defibrillation paddles. Additionally, the use of automated external defibrillators in non-medical settings, and the CPR-D Padz electrode introduced with the AED Plus, will also contribute to our electrode revenues in the future.

Our Current Market

We divide our market for non-invasive cardiac resuscitation equipment into three principal customer/geographic categories: North American hospital; North American pre-hospital, which consists of a public safety component and a public access component; and international. The pre-hospital public safety market consists of care providers such as paramedics, ambulance operators, emergency medical technicians, firefighters, police, and other first response personnel with responsibilities for public safety. The pre-hospital public access market includes non-traditional responders to medical emergencies who have been trained to use automated external defibrillators. This would include security personnel, staffs in occupational settings, school personnel and office staff. The international market includes both hospital and pre-hospital customers outside of North America.

North American Hospital Market. The U.S. hospital market consists of approximately 6,000 acute care community hospitals and 1,000 additional hospitals. We also include military hospitals and applications in this market. Presently, ZOLL defibrillators are used extensively in the top 30 cardiac hospitals in the U.S. as listed by U.S. News and World Report in July 2004.

Hospitals have traditionally used cardiac resuscitation equipment, both for patients admitted with sudden cardiac arrest and for patients at risk of SCA undergoing other treatments. Many hospital procedures such as surgery, cardiac catheterization, stress testing and general anesthesia may induce arrhythmias or SCA, and hospitals frequently use cardiac resuscitation devices on a standby basis in connection with these procedures. Since immediate treatment is the critical factor for successful cardiac resuscitation, hospitals typically place resuscitation devices throughout their facilities, including the cardiac and critical care units, emergency rooms, operating rooms, electrophysiology laboratories and general wards. The importance of early defibrillation has also resulted in the installation of defibrillators with AED capability in hospital clinical areas for rapid use by the professional clinical staff. Lower cost, simplified AEDs have also been installed in non-clinical areas such as lobbies, food service areas and parking facilities for operation by hospital staff, including security personnel, in the event of a cardiac arrest outside of patient units. Hospitals also use portable devices during in-hospital transportation of cardiac patients.

North American EMS Market. Most SCAs and heart attacks occur outside of the hospital. Due to the importance of immediate treatment, there is a substantial market for portable cardiac resuscitation equipment designed for use by various emergency responders. The most highly trained segment of the pre-hospital market is comprised of paramedics, who are authorized and trained to use defibrillators to treat SCA. In addition, paramedics are becoming increasingly aware of external pacing as a standard of care for the treatment of bradycardia. We believe the use of combination pacemakers/defibrillators will become more widespread in the pre-hospital setting. Paramedics are also able to use more advanced diagnostics, such as diagnostic 12-lead. Emergency medical technicians, who are authorized to use automated external defibrillators, comprise a significant portion of the potential pre-hospital market as well.

We believe the opportunity for growth in the under-penetrated pre-hospital market encompassing public safety responders and vehicles is large. Presently, we believe that approximately 80% of the estimated 35,000 ambulances in the U.S. are equipped with defibrillators. We believe that the number of ambulances equipped with defibrillators will reach 100%, and that other first response emergency vehicles will represent an increasingly important market for cardiac resuscitation equipment as the medical community places increased priority on providing such equipment and the necessary training to all first responders. We believe that as older defibrillators are replaced on ambulances and other emergency vehicles, they will include additional monitoring capabilities and features necessary to provide better patient care. We believe we are well positioned to respond to these needs with superior products.

Public Access Defibrillation Market. This market includes non-traditional, non-healthcare users of automated external defibrillators such as the AED Plus. We believe this market is growing because of the increased awareness of the lifesaving potential of simplified lower cost devices, which can be used before the arrival of professional rescuers. Efforts by the AHA, American Red Cross, National Safety Council and National Center for Early Defibrillation should help to expand public knowledge of AEDs and increase the demand for these devices.

Virtually any location with a large number of people has the potential for the purchase and installation of an AED. The incorporation of AED use in all CPR training exposes more people to this lifesaving technology, increasing awareness and potential adoption. Focus on AEDs by the AHA, the American Red Cross and similar organizations affirms the public health benefit, also driving the adoption of this technology in places like businesses, factories, schools and the home.

International Market. The international market for defibrillators is less developed than the market in the U.S. In some international markets, unlike the U.S. market, the administration of pacing and defibrillation in hospitals and EMS is generally viewed as a skill reserved for physicians. Few other staff members are trained to administer such treatment, although this is changing. The international market for defibrillators for use outside of hospitals varies considerably from country to country, but is generally less developed than the market in North America.

We believe that the international market for defibrillators will grow for a number of reasons:

•	The international hospital market for defibrillators is expected to grow as more hospitals are built and existing hospitals modernize and update their approaches to cardiac and emergency care.

•	Emerging standards of care and the acceptance of automated equipment could result in increased use of cardiac resuscitation equipment by a broader range of healthcare personnel in the international market.

•	The ERC, the British Heart Foundation and virtually all cardiac-oriented organizations in Europe, as well as the Australian Resuscitation Council, have strongly supported initiatives to expand the availability of defibrillators as a major public health initiative.

•	External pacing is used much less frequently in Europe and other parts of the world than it is in the U.S., but many countries are beginning to implement cardiac life support protocols which incorporate external pacing as a standard component. Because most international defibrillators do not presently feature external pacing, the move to defibrillators with external pacing could drive the international demand for defibrillators with external pacing, including our M Series defibrillators.

•	The market for public access defibrillation is rapidly growing in Western Europe and Australia as the governments of these regions have begun to lessen the restrictions on physician-only administration of defibrillation. As other international markets begin to follow, there will be additional opportunities for government-driven programs.

We believe that we can take advantage of the growth in the international market for defibrillators, based on the continued success of the M Series defibrillators, our superior biphasic waveform and our public access defibrillator, the AED Plus.

Our Market Opportunities

Public Access Defibrillation Using AEDs

There are over 460,000 deaths each year from out-of-hospital cardiac arrest in the U.S. Estimates are that more than half of these deaths occur suddenly. Placing simplified automated external defibrillators, like the AED Plus, in the hands of designated first responders who can rapidly administer defibrillation to victims of SCA is a practical strategy to save lives, since immediate defibrillation results in more than 90% survival. In contrast, a delay of 4-5 minutes decreases survival to 15-40% and a delay of 10 minutes results in death 95% of the time.

With a growing understanding of this major public health problem in the U.S. and most developed countries, initiatives on many fronts across the world are underway to encourage the widespread deployment of defibrillators. The public access market is rapidly expanding. We believe this trend will continue since there is no other effective treatment for SCA due to ventricular fibrillation other than defibrillation, and the capacity of public safety services to shorten response times from their current average of 8-10 minutes will always be limited. We also expect that there will be a growing understanding of how to use an AED in conjunction with CPR support. Additionally, there will be ongoing public health initiatives designed to help reduce deaths and improve resuscitation outcomes associated with this major public health problem. Such efforts will increase the demand for products designed to improve CPR support during resuscitation efforts.

The passage of U.S. Federal and State Good Samaritan legislation increases the likelihood that non-medically trained personnel will be providing care to victims of SCA. The AHA and virtually all corresponding international organizations have established programs to bring early defibrillation to communities. Early defibrillation is included in the AHA CPR training for all healthcare personnel and some laypersons. In the U.S., government activities at both state and federal levels continue to promote placement of AEDs in schools, nursing homes, health clubs and other public places. In addition, new legislation expands AED usage by non-traditional users including police, fire, and highway patrol personnel. We believe that these developments, together with the introduction of AEDs in highly visible places, will lead to a larger market for AEDs.

We are using a direct sales force to sell our AEDs to the public safety market, and a mix of alternate distribution, including direct staff, distributors, and manufacturers’ representatives, in those markets that are too small to support a direct sales force. We expect that this market can be serviced by other alternative distribution methods, such as e-commerce, that can supplement and reduce our need for an expensive sales force.

The need for early defibrillation is not confined solely to the out of hospital market place. There is increasing interest in “time to defibrillation” in the hospital setting where patients who are not monitored or disconnected from monitors may experience cardiac arrest and a delay in either response or treatment. Hospitals are increasingly looking for new technologies that can help them protect patients from events like SCA or allow them to move patients to less acute beds earlier to reduce the cost of their admission. We believe the LifeCOR Wearable Defibrillator technology we offer fits this shift in emphasis and believe it will provide us new opportunities in the hospital market related to the epitome of “early defibrillation,” a non-invasive defibrillator that can be worn by a patient.

Devices to Improve Perfusion During Resuscitation

Manual chest compressions, a component of CPR, are a widely taught required skill for all health professionals and public safety employees. It is extensively taught as a lifesaving skill for laypersons. CPR provides a temporary means to circulate blood in a person whose heart has effectively stopped pumping. An example would be an episode of ventricular fibrillation where CPR would be administered to provide temporary support until defibrillation with an AED occurred.

Providing temporary circulatory and ventilatory support is critical for patient survival and without CPR, the patient in cardiac arrest will sustain severe, permanent brain and heart tissue injury as a result of the lack of oxygenation of these tissues due to an interruption of normal blood flow. These injuries are generally inconsistent with survival. Conversely, the provision of adequate circulatory support with CPR has been shown to sustain patients for extensive periods of time with little or no evidence of injury after resuscitation. CPR has, however, inherent limits by its marginal (about 25%-30%) perfusion in relationship to the normally beating heart. It is a physically demanding skill requiring significant stamina to be performed well over time without deterioration. It must be done in an uninterrupted manner in order to have maximum benefit, a challenge not easily met when moving patients, especially in the pre-hospital setting.

The ZOLL AutoPulse is an important new device that provides similar temporary circulatory support during cardiac arrest as do manual chest compressions. The comparison related to the differences between the two are, however, dramatic; clinical studies in both animals and humans of the AutoPulse suggest it may be able to circulate an equal amount of blood as a normally beating heart and achieve critical levels of perfusion related to survival from cardiac arrest. The device is portable and battery powered so it can reduce interruptions in circulatory support during patient movement from buildings or in transport. We believe these two factors will drive the adoption of this technology.

The goal during CPR is to provide temporary support until the underlying problem causing the cardiac arrest can be identified and corrected (as in the defibrillation of ventricular fibrillation) and normal circulation restored. In the case of the AutoPulse it appears to be capable of restoring normal circulation while the problem is being identified and corrected.

We believe the opportunity for the AutoPulse as the market matures is at least as large as our current market for defibrillators. Additional clinical studies were begun in 2004 to further demonstrate the efficacy and superiority of the device’s performance and its effect on patient outcomes. We expect the results of these studies will impact the adoption of the AutoPulse due to its superior clinical effects and this will ultimately drive adoption such that an AutoPulse is deployed wherever a defibrillator is deployed now in the professional defibrillator market.

We also have additional opportunity in the area of fluid resuscitation critical to adequate circulation in the trauma patient suffering from acute hemorrhagic blood loss. Unless treated correctly these patients bleed to death due to inadequate blood volume replacement to support them until surgical repair of their traumatic injuries. Air filled bladders have been used for decades to infuse fluids under pressure by squeezing bags containing intravenous solutions used to replace the lost blood through an intravenous line placed in a patient. Blood is also administered in essentially the same way as these other fluids. Our Power Infuser device replaces the pressure bag. The Power Infuser is clinically superior to this traditional method and is being used routinely by the Armed Services to provide a highly effective high rate of volume infusion to replace lost blood under precise control in the combat setting. We plan to bring this technology to civilian application in the treatment of trauma victims in the future.

Expand EMS Market Share

We currently have a much smaller share of the EMS market in North America than our leading competitor. We expect our new product pipeline, superior product conception and design, product synergies for distribution, data synergies and a professional sales organization will be able to continue to take market share.

Expand International Business

We have a relatively low share of most of the international markets. In Europe the situation is more mixed due in part to our direct sales representatives in the major markets of the UK and Germany, where we have achieved more success. We plan to continue to follow a strategy of customer exposure to the superiority of our products through the use of professional direct sales representatives while expanding our indirect distribution where appropriate. Our new product plans, superior product conception and design, synergies of distribution, data synergies and a professional sales organization should allow us to increase our share of this market.

EMS Data Management Solutions

We have developed a series of software products (RescueNet™) to address what we consider to be a growing need in the EMS market for an integrated data management system. RescueNet provides our customers with a single data management system that integrates dispatch, resuscitation information, field data collection, mobile vehicle data communication, billing, resource planning and scheduling and quality assurance functions. With the seamless integration as the leverage, a majority of our EMS customers have purchased more than one of the products from the RescueNet Suite, such as the dispatch and billing systems.

Today, most EMS data is entered by hand on clipboards and then distributed or re-entered manually into databases to meet regulatory and insurance reporting requirements. The timeliness, accuracy and efficiency of this process are key factors in the receipt of payments from third-party payers. Capturing the resuscitation information within the field data system and wirelessly downloading all the field data to the billing system provides great efficiency. A significant amount of revenue is lost due to data entry errors and misplaced paperwork or data. Time is lost duplicating data entries. As a result, we believe that the market for EMS field data management is significant and growing rapidly.

Competition

Our principal competitors in the U.S. are the Emergency Response Systems Division of Medtronic Inc. (also known as Physio-Control) and Royal Philips Electronics. Both Physio-Control and Philips compete across our entire defibrillator product line. We also compete with Cardiac Science, Inc., Welch Allyn, HeartSine Technologies, and Defibtech in the lower cost AED market. In the international market we compete with Physio-Control, Philips, most AED competitors and several other companies depending upon the country. Physio-Control is generally the market leader in the industry.

We believe that the principal competitive factors in the hospital market for cardiac resuscitation equipment are clinical efficacy, reliability, portability, ease-of-use and standardization. In the pre-hospital market, in addition to the foregoing considerations, durability, a reliable battery system and availability of 12-lead ECG capabilities are significant competitive factors. We believe that our products compete favorably with respect to each of these factors.

Non-invasive temporary pacemakers and external defibrillators, such as those we sell, are used in emergency situations and, accordingly, do not compete with permanent, implantable pacemakers or defibrillators that are used to treat chronic arrhythmias. In fact, the products are complementary because emergency cardiac resuscitation is often required during the implantation of a permanent device.

We believe that principal competitive factors in the public access market include:

•	User simplicity, convenience and ease of use;

•	Value; and

•	Support services and training.

Our AED Plus competes favorably with respect to each of these factors.

The business of developing and marketing software for data collection, billing, dispatching and management in the EMS market is competitive. Competitors in this business include Medusa Medical Technologies, Inc, Healthware Technologies, Inc., Safety Pad Software, Geac Computer Corporation, Ltd., DocuMed, Inc., Tritech Software Systems, Inc., Ortivus AB, RAM Software Systems, Inc., Intergraph Corporation and AmbPac, Inc. None of these competitors currently has a product that provides an integrated solution comparable to the RescueNet products. Physio-Control and Medusa have a marketing arrangement through which Physio-Control’s salespeople are promoting the Medusa field data solution.

We develop and market software for data collection related to resuscitation practices in hospitals. We offer a system called Code Net™ to provide data collection during resuscitation and to later organize this data into useful information related to performance measures for resuscitation practices. Two of our competitors in the hospital market offer some products that are similar but generally much more limited in scope and capability than our Code Net products.

Research and Development

Our research and development strategy is to continually improve and expand our product lines by combining existing proprietary technologies, newly developed proprietary technologies and the technologies of our best in class partners into new product offerings that provide additional valued benefits to our customers. We pursue a multi-disciplinary approach to product design that includes substantial electrical, mechanical, software and biomedical engineering efforts. We are currently focusing our research and development programs on data management, additional product variants of the M Series and AED Plus product lines, next generation product platforms, continued clinical trials, expansion of our long-term technical research efforts and other initiatives.

Manufacturing

Our manufacturing facilities are located in Chelmsford, Massachusetts and Pawtucket, Rhode Island. In Chelmsford, we generally assemble our devices from components produced to our specifications by our suppliers. In Pawtucket, we manufacture our electrode products. As of March 2004, as the result of our acquisition of Infusion Dynamics, Inc., we have a manufacturing facility located in Plymouth Meeting, Pennsylvania, where the Power Infuser is manufactured. As of October 2004, as a result of our acquisition of Revivant, we also have a manufacturing facility located in Sunnyvale, California, where the AutoPulse is manufactured.

Patents and Proprietary Information

Seven U.S. patents have now been issued covering various aspects of our unique biphasic waveform technology. Six patents have also issued covering our AED Plus and its related CPR technologies. Several corresponding foreign patents relating to this waveform technology are currently pending.

We currently have more than 25 patent applications pending in the U.S. patent office. These applications cover advanced pacing, defibrillation and electrode technologies, new CPR and ECG analysis technologies, additional aspects of our AED Plus and several cardiac resuscitation related technologies that are the subject of our longer term research and development. Foreign patent applications have also been filed for many of these inventions. During fiscal 2004, we were granted five U.S. patents and one Japanese patent. Four foreign patents have been issued to us since the beginning of 2005.

As a result of our acquisition of Revivant, ten additional patents, as well as a number of patent applications related to various CPR and chest compression technologies, are now our property.

Employees

As of April 3, 2005, we employed 945 people on a full-time basis, 868 in the United States and 77 internationally. We also employed 29 part-time employees. None of our employees are subject to collective bargaining agreements. We believe that our relations with our employees are excellent.

Marketing and Sales

We operate with sales and managerial staff comprised of direct representatives and their managers, distribution managers, special account representatives, distributors and manufacturer’s representatives throughout the world. In the United States, the staff is split into dedicated groups, focused on the hospital, pre-hospital and public access markets. In the United States, we sell products directly to hospitals and EMS and through distributor and other indirect channels in the public access market. The organization is similar in our international markets, and a mix of both direct and indirect channels are maintained relative to a country’s size and business potential. We sell our RescueNet products through a separate dedicated sales force. In the United States, we currently have 60 sales representatives and managers calling on hospitals, 54 calling on EMS accounts, 33 calling on public access accounts (both direct customers and distributors) and 12 selling our data management products. Internationally, we have nine sales representatives in Canada, eight in the United Kingdom, two in the Netherlands, seven in France, eight in Australia, eight in Germany, one in Austria, and 10 international territory managers handling our sales where we sell through local distributors.

We do not typically maintain a significant backlog. Typically our sales force has to sell most of each quarter’s revenue in that quarter. Orders are subject to cancellation or rescheduling by customers. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, our backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period. As we continue to grow, in order to facilitate shipments given heavy end of quarter orders, we believe we need to establish a permanent backlog of orders that will not be shipped at the end of each quarter. Over the course of 2005, we hope to establish such a backlog of approximately $2 to $3 million.

Government Regulation

The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally by the FDA and corresponding foreign agencies. The FDA administers the Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder. We are subject to the standards and procedures with respect to the manufacture of medical devices and are subject to inspection by the FDA for compliance with such standards and procedures.

The FDA classifies medical devices into one of three classes depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Our manual defibrillation and pacing products have been classified by the FDA as Class II devices. Our AED products have been classified as Class III devices. These devices must secure a 510(k) pre-market notification clearance before they can be introduced into the United States market. The process of obtaining 510(k) clearance typically takes several months and may involve the submission of limited clinical data supporting assertions that the product is substantially equivalent to an already approved device or to a device that was on the market before the enactment of the Medical Device Amendments of 1976.

Every company that manufactures or assembles medical devices is required to register with the FDA and adhere to certain “good manufacturing practices” in accordance with the FDA’s Quality System Regulation which regulates the manufacture of medical devices, prescribes record keeping procedures and provides for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices.

Medical device manufacturers are routinely subject to periodic inspections by the FDA. If the FDA believes that a company may not be operating in compliance with applicable laws and regulations, it can:

•	place the company under observation and re-inspect the facilities;

•	issue a warning letter apprising of violating conduct;

•	detain or seize products;

•	mandate a recall;

•	enjoin future violations; and

•	assess civil and criminal penalties against the company, its officers or its employees.

We are also subject to regulation in each of the foreign countries in which we sell our products. Many of the regulations applicable to our products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require our products to be qualified before they can be marketed in those countries.

Legal Proceedings

On December 10, 2004, a complaint was filed against Revivant by Dr. Thomas Fogarty and his affiliate, alleging that Revivant owes a 4% royalty on all of its sales. The Company believes the suit is without merit. Moreover, in connection with the Company’s acquisition of Revivant, the former stockholders of Revivant specifically agreed to indemnify the Company against Dr. Fogarty’s claim for all amounts up to $15 million. The Company has the right to set-off these indemnity claims against future contingent amounts payable by it as part of the purchase price for Revivant.

The Company has been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required export licenses. The Company is cooperating with the Department of Justice in connection with its ongoing investigation and has provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000. Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter. There can be no assurance that the penalty will not be material.

In addition to these matters, the Company is, from time to time, involved in the normal course of its business in various other litigation matters and regulatory issues, including product recalls. Although the Company is unable to quantify at the present time the exact financial impact in any of these matters, it believes that none of these other matters currently pending will have an outcome material to its financial condition or business.

Properties

Our executive headquarters are located in Chelmsford, Massachusetts, along with our research and development and our defibrillator manufacturing operations. The Chelmsford facility offers approximately 155,000 square feet of leased office, warehouse and assembly space. We own a 33,000 square foot building in Pawtucket, Rhode Island, where we manufacture our electrode products and conduct related research and development. We lease 40,000 square feet in Broomfield, Colorado where our data management software business offices are located. We lease an approximate 1,500 square foot manufacturing facility located in Plymouth Meeting, Pennsylvania, where the Power Infuser is manufactured. As of October 2004, as a result of our acquisition of Revivant, we also lease an approximate 16,000 square foot manufacturing facility located in Sunnyvale, California, where the AutoPulse is manufactured. We also lease administrative offices in Manchester, England; Dodewaard, the Netherlands; Cologne, Germany; Sydney, Australia; and Mississauga, Ontario, Canada.

Investor Information

Financial and other information relating to the Company can be accessed from the Company’s main Internet website (www.zoll.com) by clicking on “Investor Relations.” Information on our website is not part of the registration statement that this prospectus is a part of. The Company makes available on its Internet website www.zoll.com, free of charge, copies of its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission. A copy may also be obtained upon written request to the Company at: Stockholder Relations, ZOLL Medical Corporation, 269 Mill Road, Chelmsford, MA 01824-4105.

MANAGEMENT

Directors

The following table sets forth certain information with respect to the members of the Board of Directors of the Company based on information furnished to the Company by each director. The following information is as of April 8, 2005 unless otherwise specified.

Name and Principal Occupation For Past Five Years	Age	Director Since	Amount and Nature of Beneficial Ownership of Common Stock(1)		Percent Of Class
Class I Directors — Term to Expire 2008

Daniel M. Mulvena Mr. Mulvena is the owner of Commodore Associates, Inc., a consulting company. From 1992 to 1995, Mr. Mulvena was a Group Vice President of Boston Scientific Corporation. Mr. Mulvena is a director of Thoratec Corporation, where he serves as a member of its Compensation Committee.	56	1998	10,500	(2)	*

Benson F. Smith Mr. Smith is a Senior Consultant at Gallup Organization, a research organization. Mr. Smith was formerly President, Chief Operating Officer and a member of the Board of Directors of C.R. Bard, Inc. Mr. Smith worked at C.R Bard, Inc. in various capacities for 25 years until his retirement in 1998. Mr. Smith currently serves as a director of Rochester Medical Corporation, as well as a board member for a variety of academic and health-related organizations.	57	2000	10,500	(3)	*

Class II Continuing Directors — Term to Expire 2006

Willard M. Bright, Ph.D Dr. Bright previously served as Chairman of the Board of Directors of the Company. Prior to joining the Company, Dr. Bright served as President and Chief Executive Officer of The Kendall Company and Boehringer Mannheim Corporation, a medical products manufacturer, and President and director of Curtiss-Wright Corp., an aerospace and industrial products manufacturer.	90	1983	90,200	(4)	*

Thomas M. Claflin, II Mr. Claflin is a principal of Claflin Capital Management, Inc., a venture capital firm, and general partner of its venture capital partnerships. Mr. Claflin is a director of Point Therapeutics, Inc., where he serves as a member of its Compensation Committee.	63	1980	19,445	(5)	*

Name and Principal Occupation For Past Five Years	Age	Director Since	Amount and Nature of Beneficial Ownership of Common Stock(1)		Percent Of Class
Class III Continuing Directors — Term to Expire 2007

Richard A. Packer

Mr. Packer joined the Company in 1992 and in November 1999 was appointed Chairman of the Board and Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and director from 1996 to his appointment as CEO. During 1996, he served as Chief Financial Officer of the Company and acted as interim Vice President of Operations. From 1992 to 1995, he served as the Company’s Vice President of Operations. From 1987 to 1992 Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Mr. Packer received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and a M.B.A. from the Harvard Graduate School of Business Administration.

	47	1996	152,862	(6)	1.6%

James W. Biondi, M.D Dr. Biondi founded and served as Chairman of the Board of Directors of Cardiopulmonary Corporation, a medical device company, since 1988 and Chief Executive Officer since 1992. Dr. Biondi also serves as Chairman of the Board of Directors of Ivy Biomedical Systems, Inc. Dr. Biondi received a B.S. degree from Rensselaer Polytechnic Institute and a M.D. degree from Albany Medical College.	48	1999	11,500	(7)	*

Robert J. Halliday

Mr. Halliday is the Executive Vice President and Chief Financial Officer of Varian Semiconducter Equipment Associates, Inc. Mr. Halliday has been the Chief Financial Officer of Varian Semiconductor since March 2001. Prior to joining Varian Semiconductor, Mr. Halliday was Vice President and Chief Financial Officer of Unica Corporation, a software company. Previously, Mr. Halliday had held the positions of Chief Operating Officer and Chief Financial Officer of Ionics, Inc., a manufacturer of water treatment equipment. Mr. Halliday had been Chief Financial Officer of Ionics, Inc. from 1990 and Group Vice President of the Consumer Water Group of Ionics, Inc. from 1996 to 2000. Mr. Halliday received an M.B.A. degree from The Wharton School of Finance and a B.S. degree from the University of Pennsylvania’s Wharton School and he is a Certified Public Accountant.

	50	2003	2,500	(8)	*

All directors and executive officers as a group (16 persons)			490,941	(9)	5.1%

*	Less than 1%.

(1)	The persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in the other footnotes to this table.

(2)	Represents 10,500 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 1,500 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(3)	Represents 10,500 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 1,500 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(4)	Represents 74,700 shares of common stock held by the Willard M. Bright Revocable Inter Vivos Trust dated August 2, 1990 and 15,500 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 1,500 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(5)	Includes 10,500 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 1,500 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(6)	Includes 139,562 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 50,438 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(7)	Includes 10,500 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 1,500 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(8)	Includes 2,500 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 8,500 options to purchase common stock which are not exercisable within 60 days of April 8, 2005.

(9)	Includes 381,524 shares of common stock issuable upon exercise of options to purchase common stock which are exercisable within 60 days after April 8, 2005. Does not include 175,226 options to purchase common stock which are not exercisable within 60 days of April 8, 2005. Does not include shares of common stock owned by one executive officer through one of the funds (the ZOLL Medical Corporation Employer Stock Fund) in the ZOLL Medical Corporation Employer Savings Plan.

The Board of Directors and Its Committees

The Board of Directors of the Company held eight meetings during the fiscal year ended October 3, 2004. Each of the directors attended more than 75% of the aggregate of the total number of meetings of the Board of Directors and of the committees of which he was a member which were held during the period he was a director or committee member. Our Annual Meeting of Shareholders is generally held to coincide with one of the Board’s regularly scheduled meetings. The Company does not have a formal policy requiring members of the Board of Directors to attend our annual meetings, although all directors typically attend the annual meeting. Each of the directors attended the 2005 Annual Meeting of Shareholders.

The Company has standing Audit, Compensation, and Nominating and Corporate Governance Committees.

Audit Committee. During the 2004 fiscal year the members of the Audit Committee were Messrs. Smith (as Chairman) and Halliday and Dr. Biondi. Dr. M. Stephen Heilman was a member of the Audit Committee until he resigned from the Board of Directors last winter. At such time, Dr. Biondi replaced Dr. Heilman on the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is “independent” under the rules of the National Association of Security Dealers and the Securities and Exchange

Commission. The Board of Directors has also determined that Mr. Halliday qualifies as the “audit committee financial expert” under the Exchange Act. The Audit Committee has a written charter adopted by the Board of Directors, which charter was amended and restated in 2004, and which was attached as an exhibit to the Company’s 2005 proxy statement. The charter is also available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the Company’s executive offices (269 Mill Road, Chelmsford, MA 01824). The Board of Directors and the Audit Committee have adopted an Audit Committee Complaint Procedure, which was attached as an exhibit to the Company’s 2004 proxy statement, is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the Company’s executive offices (269 Mill Road, Chelmsford, MA 01824). The Audit Committee is responsible for assisting the Board of Directors in general oversight and monitoring of management’s and the independent auditor’s participation in the Company’s financial reporting process and its primary objective in fulfilling these responsibilities is to promote and preserve the integrity of the Company’s financial statements and the independence of the Company’s external independent auditor. During the fiscal year ended October 3, 2004, the Audit Committee held five meetings.

Compensation Committee. During the 2004 fiscal year, the members of the Compensation Committee were Mr. Mulvena (as Chairman) and Dr. Biondi. The Board of Directors has determined that each member of the Compensation Committee is “independent” under the rules of the National Association of Security Dealers and the Securities and Exchange Commission. The Company has adopted a Compensation Committee Charter. A copy of the Compensation Committee Charter is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the Company’s executive offices (269 Mill Road, Chelmsford, MA 01824). The Compensation Committee (1) annually reviews and makes recommendations to the Board of Directors with respect to the compensation of all directors, officers and members of senior management of the Company (other than the Chief Executive Officer), (2) reviews and approves the corporate goals and objectives that may be relevant to the compensation of the Chief Executive Officer and evaluates the Chief Executive Officer’s performance in light of the goals and objectives that were set for the Chief Executive Officer and determines the Chief Executive Officer’s compensation based on such evaluation and (3) administers the Company’s Amended and Restated 2001 Stock Incentive Plan, 2001 Stock Incentive Plan, 1992 Stock Option Plan and the Non-Employee Directors’ Stock Option Plan. During the fiscal year ended October 3, 2004, the Compensation Committee held one meeting.

Nominating and Corporate Governance Committee. During the 2004 fiscal year, the members of the Nominating and Corporate Governance Committee were Messrs. Claflin (as Chairman) and Mulvena. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is “independent” under the rules of the National Association of Security Dealers and the Securities and Exchange Commission. The Company has adopted a Nominating and Corporate Governance Committee Charter. A copy of the Nominating and Corporate Governance Committee Charter is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the Company’s executive offices (269 Mill Road, Chelmsford, MA 01824). The Nominating and Corporate Governance Committee is responsible for developing and recommending to the Board of Directors a set of corporate governance guidelines and periodically reviewing such guidelines and recommending any changes to them. The Company has adopted Corporate Governance Guidelines, which is available on the Company’s website at www.zoll.com and will be sent in paper form to any shareholder who submits a request to the Company’s Secretary at the Company’s executive offices (269 Mill Road, Chelmsford, MA 01824). In addition, the Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Nominating and Corporate Governance Committee will consider a nominee for election to the Board of Directors recommended by a shareholder of record if the shareholder submits the nomination in compliance with the requirements of the Company’s Amended and Restated By-laws. At a minimum, each nominee, whether proposed by a shareholder or any other party, is expected to have the highest personal and professional integrity, shall demonstrate sound judgment, have an experience base useful to the Company and complementary to the other directors, and shall be expected to effectively interact with other members of the Board to serve the long-term interests of the Company and its shareholders. During the fiscal year ended October 3, 2004, the Nominating and Corporate Governance Committee did not hold any meetings but did hold three meetings during the fiscal year ended September 28, 2003.

Please note, the information contained in our website is not incorporated by reference in, or considered to be a part of, this prospectus.

Director Compensation

For fiscal 2004, non-employee directors of the Company received: (1) a $15,000 annual retainer payable quarterly, (2) a $2,000 annual retainer for Committee Chairmen payable quarterly, (3) a $1,000 meeting fee for each meeting of directors attended, (4) a $500 committee meeting fee for each committee meeting attended and (5) a $200 meeting fee for each telephonic meeting of directors or committee meeting attended (at the discretion of the applicable Board or Committee Chairman).

Non-Employee Directors’ Stock Option Plan. The Company has adopted a Non-Employee Directors’ Stock Option Plan which provides that each director of the Company who is not also an employee of the Company will be granted options to purchase 10,000 shares of the Company’s common stock. Each non-employee director of the Company who served in such position on April 23, 1996, the effective date of this plan, received a grant of options as of that date. Each non-employee director who is first elected to the Board of Directors after that date is automatically granted an option to purchase 10,000 shares of common stock on the date such person is initially elected to the Board. The exercise price of options granted under this plan is equal to the fair market value of the common stock on the date of grant. All options granted under this plan vest in four equal annual installments beginning on the first anniversary of the date of grant.

Executive Officers

Name	Age	Position
Richard A. Packer	47	Chairman, Chief Executive Officer and President
A. Ernest Whiton	43	Vice President of Administration and Chief Financial Officer
Ward M. Hamilton	57	Vice President, Marketing
Donald R. Boucher	52	Vice President, Research and Development
E.J. Jones	62	Vice President, International Operations
Alex N. Moghadam	40	Vice President, International Operations
Steven K. Flora	53	Vice President, North American Sales
Edward T. Dunn	51	Vice President, Operations
John P. Bergeron	53	Vice President and Corporate Treasurer
Vane P. Clayton	45	President, ZOLL Data Systems, Inc.

Mr. Packer joined the Company in 1992 and in November 1999 was appointed Chairman of the Board and Chief Executive Officer. Mr. Packer served as President, Chief Operating Officer and director from 1996 to his appointment as CEO. During 1996, he served as Chief Financial Officer of the Company and acted as interim Vice President of Operations. From 1992 to 1995, he served as the Company’s Vice President of Operations. From 1987 to 1992 Mr. Packer served as Vice President of various functions for Whistler Corporation, a consumer electronics company. Prior to this, Mr. Packer was a manager with the consulting firm of PRTM/KPMG, specializing in operations of high technology companies. Mr. Packer received B.S. and M. Eng. degrees from the Rensselaer Polytechnic Institute and a M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Whiton joined the Company as Vice President of Administration and Chief Financial Officer in January 1999. Prior to joining the Company, Mr. Whiton was Vice President and Chief Accounting Officer of Ionics, Inc., a global separations technology company, which he joined in 1993. Prior to Ionics, he was a manager at Price Waterhouse. Mr. Whiton has received a B.S. in Accounting from Bentley College and a M.B.A. from the Harvard Graduate School of Business Administration.

Mr. Hamilton joined the Company as Vice President of Marketing in February 1992. Prior to this time, Mr. Hamilton served from 1985 to 1991 as Director of New Business Development and Director of Marketing for ACLS products for Laerdal Medical Corporation, a manufacturer of portable automated defibrillators, and from 1977 to 1985 as Marketing Manager for defibrillators and non-invasive blood pressure monitors for Datascope Corporation. Mr. Hamilton received a B.A. in Political Science from Hartwick College and a M.P.A. from the University of Southern California.

Mr. Boucher joined the Company as Vice President of Research and Development in December 1993. Prior to joining the Company, Mr. Boucher served from 1977 to 1993 with Corometrics Medical Systems, Inc., a manufacturer of fetal and neonatal monitors, most recently as Vice President of Engineering. Mr. Boucher received a M.B.A. from the University of Connecticut, an M.S.E. in Bioengineering from the University of Pennsylvania and a B.S. in Engineering from Northeastern University.

Mr. Jones joined the Company as Vice President of International Operations in November 1998. Prior to joining the Company, Mr. Jones was Vice President of Operations with Apple Medical Corporation. He also spent 15 years with Millipore Corporation, holding various positions in Domestic and International Sales. Mr. Jones holds a B.S. in Microbiology/Biochemistry from the University of Illinois and is a graduate of the Advanced Management Program (AMP) from the Harvard Graduate School of Business Administration.

Mr. Moghadam joined the Company as Vice President of International Operations in January 2005. Prior to joining the Company, Mr. Moghadam spent 10 years with Thermo Electron Corporation, a worldwide provider of analytical instruments, in a number of positions of increasing responsibility in the International area. Most recently, Mr. Moghadam headed the $200 million instrument business of Thermo Electron’s Bioscience Technologies Division covering Europe, the Middle East and Africa. Mr. Moghadam has a degree in International Business from the American Graduate School of International Business (Thunderbird) and an M.B.A. from DePaul University. He also holds a B.S. in Biology from Loyola University.

Mr. Flora joined the Company as Vice President of North American Sales in September 1998. Prior to joining the Company, Mr. Flora served from 1981 to 1998 in various positions with Marquette Medical Systems, a manufacturer of cardiovascular and physiological monitoring systems, most recently as Vice President of Sales. Mr. Flora received his B.S. in Biology from the University of Illinois.

Mr. Dunn joined the Company as Director of Materials in April 1995. In November 1997, he was appointed Vice President of Operations. Prior to joining the Company, Mr. Dunn was Materials Manager at Baird Corporation, a manufacturer of spectrometers and night vision devices, which he joined in 1986. Prior to joining Baird, Mr. Dunn was Manufacturing Manager at Chelsea Clock Company, a manufacturer of marine clocks. Mr. Dunn received a B.S. in Industrial Engineering from Northeastern University.

Mr. Bergeron joined the Company as Vice President and Corporate Treasurer in August 2000. Prior to joining the Company, Mr. Bergeron was Vice President at Ionics Corporation, a global separations technology company, where he also served as Corporate Treasurer and Tax Director. Prior to joining Ionics in 1988, Mr. Bergeron served in a variety of tax positions at other multinational corporations. Mr. Bergeron received a B.B.A. from the University of Massachusetts at Amherst and a M.S. in Taxation from Bentley College.

Mr. Clayton joined the Company as President of ZOLL Data Systems, Inc. in September of 2003. Prior to joining the Company, Mr. Clayton was President of TROY Wireless, a provider of WIFI and Bluetooth wireless software and hardware products. Prior to joining TROY, Mr. Clayton was COO and later CEO of SOS Wireless Communications. Prior to SOS, Mr. Clayton served from 1988 to 1993 at Raychem Corp, with his most recent role as sales manager with the EloTouch division, which manufactures touch-screen products. Mr. Clayton has received a B.S. in Engineering from Purdue University and a M.B.A. from the Harvard Graduate School of Business Administration.

Executive Compensation

Summary Compensation Table. The following table sets forth the aggregate cash compensation paid by the Company with respect to the three fiscal years ended October 3, 2004, September 28, 2003 and September 29, 2002, respectively, to the Company’s Chief Executive Officer and each of the four other most highly compensated executive officers in fiscal year 2004 (collectively, the “Named Executive Officers”).

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation($)(2)
Shares Underlying Options Granted(#)
		Salary($)	Bonus($)(1)	Other Annual Compensation($)
Richard A. Packer Chief Executive Officer and President	2004 2003 2002	305,000 295,000 255,000	29,250 165,000 160,000	— — —	12,500 18,000 50,000	990 990 990

A. Ernest Whiton Chief Financial Officer and Vice President — Administration	2004 2003 2002	205,000 195,000 185,250	37,000 97,500 67,500	— — —	4,500 14,000 10,000	812 772 734

Donald R. Boucher Vice President — Research and Development	2004 2003 2002	180,000 170,000 165,000	25,500 49,750 28,950	— — —	1,500 5,000 10,000	713 673 653

Steven K. Flora Vice President — N.A. Sales	2004 2003 2002	195,000 180,000 170,000	38,000 70,000 44,000	— — —	4,500 9,000 10,000	772 713 673

Ward M. Hamilton Vice President — Marketing	2004 2003 2002	175,000 165,000 165,000	16,000 39,500 30,000	— — —	2,500 7,000 10,000	693 653 653

(1)	Amounts shown for each fiscal year include bonuses paid during the succeeding fiscal year. Thus, the 2002 bonus includes an amount paid in fiscal 2003 for fiscal 2002, the 2003 bonus includes an amount paid in fiscal 2004 for fiscal 2003 and the 2004 bonus includes an amount paid in fiscal 2005 for fiscal 2004.

(2)	All Other Compensation reflects life insurance premiums paid by the Company for the Named Executive Officers.

Option Grants in Last Fiscal Year. The following table sets forth certain information regarding options granted during the fiscal year ended October 3, 2004 by the Company to the Named Executive Officers.

Name	Number of Securities Underlying Options Granted(#)	Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
		% of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Sh)	Expiration Date
					5%($)	10%($)
Richard A. Packer	6,250	2.9%	31.60	4/16/2014	124,207	314,764
Richard A. Packer	6,250	2.9%	31.58	7/21/2014	124,128	314,565
A. Ernest Whiton	2,250	1.0%	31.60	4/16/2014	44,714	113,315
A. Ernest Whiton	2,250	1.0%	31.58	7/21/2014	44,686	113,243
Ward M. Hamilton	1,250	0.6%	31.60	4/16/2014	24,841	62,953

Name	Number of Securities Underlying Options Granted(#)	Individual Grants			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
		% of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Sh)	Expiration Date
					5%($)	10%($)
Ward M. Hamilton	1,250	0.6%	31.58	7/21/2014	24,826	62,913
Donald R. Boucher	750	0.3%	31.60	4/16/2014	14,905	37,772
Donald R. Boucher	750	0.3%	31.58	7/21/2014	14,895	37,748
Steven K. Flora	2,250	1.0%	31.60	4/16/2014	44,714	113,315
Steven K. Flora	2,250	1.0%	31.58	7/21/2014	44,686	113,243

(1)	Represents the value of the options granted at the end of the option terms if the price of the Company’s common stock were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth certain information regarding stock options exercised during the fiscal year ended October 3, 2004 and stock options held as of October 3, 2004 by each Named Executive Officer.

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year-End(2)
			Exercisable(#)(3)	Unexercisable(#)	Exercisable($)	Unexercisable($)
Richard A. Packer	—	—	127,000	50,500	207,181	73,319
A. Ernest Whiton	—	—	37,375	20,375	496,963	24,698
Ward M. Hamilton	—	—	24,936	13,564	270,211	19,681
Donald R. Boucher	8,500	209,061	15,311	11,189	30,969	17,501
Steven K. Flora	15,500	445,238	16,561	16,939	30,969	24,041

(1)	Value realized equals the aggregate market value of the shares acquired on the exercise date(s), less the applicable aggregate option exercise price(s).

(2)	Year-end value is based on the closing market price per share on October 1, 2004 ($33.77), less the applicable aggregate option exercise price(s) of in-the-money options multiplied by the number of unexercised in-the-money options which are exercisable and unexercisable, respectively.

(3)	Includes options exercisable within 60 days after October 3, 2004.

Severance Arrangements

Mr. Packer has an employment agreement with the Company providing for a severance payment of twelve months’ salary in the event his employment is terminated by the Company without cause. The agreement provides for non-competition for a period of three years following termination. At his fiscal 2004 base salary, Mr. Packer would be entitled to receive a severance payment of approximately $305,000 upon termination.

Each of the Named Executive Officers has a severance agreement with the Company that may be triggered upon a change in control of the Company. Mr. Packer’s agreement provides for a severance payment if, within 36 months after a change in control, the Company terminates his employment for any reason or Mr. Packer resigns from the Company for any reason. In either case, Mr. Packer is entitled to receive 2.5 times the sum of (1) his base salary and (2) his most recent bonus paid prior to the change in control in one lump-sum payment, as well as health and dental insurance coverage for 30 months after his separation from the Company. Generally, if Mr. Whiton is terminated by the Company without cause (as defined in his severance agreement) or resigns from the Company for good reason (as defined in his severance agreement) within 18 months after a change in control of the Company, the Company must pay Mr. Whiton two times the sum of his base salary and the average of his three recent bonuses in one lump-sum payment, as well as provide him with health and dental insurance coverage for 18 months after his separation from the Company. Messrs. Boucher, Flora and Hamilton each have severance agreements that provide that if such executive is terminated by the Company without cause (as defined in their respective severance agreements) or resigns from the Company for good reason (as defined in their respective severance agreements) within 18 months after a change in control of the Company, the Company must pay such executive 1.5 times the sum of his base salary and the average of his three most recent bonuses in one lump sum payment, as well as provide him with health and dental insurance coverage for 18 months after separation.

Compensation Committee Interlocks and Insider Participation

All executive officer compensation decisions are made by the Compensation Committee. The current members of the Compensation Committee are Mr. Mulvena and Dr. Biondi, neither of whom is an officer of the Company. The Company is not aware of any compensation committee interlocks.

Principal and Management Shareholders

The following table presents information regarding beneficial ownership of the Company’s common stock (1) as of April 8, 2005 by each of the Named Executive Officers and (2) the persons or entities believed by the Company to be beneficial owners of more than 5% of the Company’s common stock based on certain filings made under Section 13 of the Exchange Act. All such information was provided by the shareholders listed and reflects their beneficial ownership as of the dates specified in the footnotes to the table.

Name and Address of Beneficial Owner	No. of Shares Beneficially Owned	Percent of Class
Richard A. Packer(1)	152,862	1.6%
A. Ernest Whiton(2)	42,187	*
Donald R. Boucher(3)	18,624	*
Steven K. Flora(4)	24,749	*
Ward M. Hamilton(5)	30,966	*
Wellington Management Company, LLP(6)	1,046,380	10.96%
75 State Street
Boston, MA 02109
The TCW Group, Inc. on behalf of the TCW Business Unit(7)	500,000	5.2%
865 South Figueroa Street
Los Angeles, CA 90017
U.S. Trust Corporation United States Trust Company of New York U.S. Trust Company, N.A.(8)	493,620	5.17%
114 West 47th Street
New York, NY 10036-1532

*	Less than 1%.

(1)	Includes 139,562 shares of common stock issuable upon exercise of stock options which are exercisable within 60 days after April 8, 2005. Does not include options to purchase 50,438 shares of common stock which are not exercisable within 60 days after April 8, 2005.

(2)	Represents 42,187 shares of common stock issuable upon exercise of options which are exercisable within 60 days after April 8, 2005. Does not include options to purchase 20,063 shares of common stock which are not exercisable within 60 days after April 8, 2005.

(3)	Represents 18,624 shares of common stock issuable upon exercise of options which are exercisable within 60 days after April 8, 2005. Does not include options to purchase 9,376 shares of common stock which are not exercisable within 60 days after April 8, 2005.

(4)	Includes 4,000 shares of common stock held by Robert W. Baird & Co., Inc. TTEE FBO Steven K. Flora IRA. Includes 20,749 shares of common stock issuable upon exercise of options which are exercisable within 60 days after April 8, 2005. Does not include options to purchase 17,251 shares of common stock which are not exercisable within 60 days after April 8, 2005.

(5)	Includes 28,624 shares of common stock issuable upon exercise of options which are exercisable within 60 days after April 8, 2005. Does not include options to purchase 12,376 shares of common stock which are not exercisable within 60 days after April 8, 2005.

(6)	Based on information set forth in an Amendment No. 2 to a Schedule 13G/A filed with the Securities and Exchange Commission under the Exchange Act on February 14, 2005.

(7)	Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission under the Exchange Act on February 14, 2005. This Schedule 13G is being filed by the TCW Group, Inc., a Nevada corporation (“TCW”), on behalf of itself and its direct and indirect subsidiaries, which collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”). The TCW Business Unit is primarily engaged in the provision of investment management services. As of July 6, 2001, the ultimate parent company of TCW is Societe Generale, S.A., a corporation formed under the laws of France (“SG”). The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purpose of the federal securities laws, may be deemed ultimately to control TCW and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all business units except the TCW Business Unit), may beneficially own shares of the securities of ZOLL to which this schedule relates (the “Shares”) and such shares are not reported in this statement. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the TCW Business Unit. The TCW Business Unit disclaims beneficial ownership of Shares beneficially owned by SG and any of SG’s other business units.

(8)	Based on information set forth in an Amendment No. 1 to a Schedule 13G/A filed with the Securities and Exchange Commission under the Exchange Act on February 14, 2005. U.S. Trust Corporation (“UST”), a bank holding company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation (“Schwab”), which is a publicly-traded company. Charles Schwab Investment Management, Inc. (“CSIM”), which is a wholly-owned direct subsidiary of Schwab, files separate Schedules 13G. Neither UST nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other’s Schedules 13G. United States Trust Company of New York, which is a New York State-Chartered Bank, is a wholly-owned direct subsidiary of UST. U.S. Trust Company, N.A., which is a National Bank with headquarters in Connecticut, is a wholly-owned direct subsidiary of UST.

Certain Relationships and Related Party Transactions

M. Stephen Heilman, M.D., a former director who resigned last winter, is founder, Chairman and Chief Executive Officer of LifeCor, Inc. Following his resignation, the Company acquired an option to purchase all the assets of LifeCor and extended LifeCor a working capital line of credit secured by LifeCor’s accounts receivables and other assets. The Company and LifeCor have also entered into a Patent Cross-License Agreement and a Distribution Agreement, which gives the Company the right to distribute LifeCor’s principal product in the U.S. hospital market. Raymond C. Zemlin, the Secretary of the Company, is the sole shareholder of Raymond C. Zemlin, P.C., which is a partner in the law firm of Goodwin Procter LLP, counsel to the Company.

PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

ZOLL common stock is traded on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) National Market System under the symbol “ZOLL.” The closing price per share of ZOLL common stock on (1) August 13, 2003, which was the last trading day preceding public announcement of the merger agreement, was $30.63 per share, (2) October 11, 2004, which was the last trading day preceding the consummation of the merger, was $31.83 per share, and (3) May 20, 2005, a trading date proximate to the date of this prospectus, was $24.35 per share. The following table sets forth the high and low sales prices during the fiscal quarters specified:

	Sales Price
	High	Low
2005
Third Quarter through May 20, 2005	$24.99	$20.07
Second Quarter	35.99	22.00
First Quarter	36.84	30.34

2004
Fourth Quarter	34.92	30.63
Third Quarter	42.73	30.06
Second Quarter	41.93	35.34
First Quarter	36.08	30.66

2003
Fourth Quarter	36.18	29.74
Third Quarter	41.83	29.26
Second Quarter	42.29	34.11
First Quarter	40.00	29.76

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any current and future earnings to finance the growth and developments of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

As of May 20, 2005, there were 91 shareholders of record of our common stock and 9,574,809 shares of common stock issued and outstanding. We believe there are substantially in excess of 5,000 beneficial holders of our common stock.

SELECTED FINANCIAL DATA

ZOLL Medical Corporation Five Year Financial Summary

	Six Months Ended		Fiscal Year
(000’s omitted, except per share data)	April 3, 2005	April 4, 2004	2004	2003	2002	2001	2000
Income Statement Data:
Net sales	$103,120	$101,603	$211,785	$184,603	$150,227	$119,202	$106,336
Cost of goods sold	45,020	44,397	92,545	81,477	65,274	52,684	46,351

Gross profit	58,100	57,206	119,240	103,126	84,953	66,518	59,985
Expenses:
Selling and marketing	38,647	35,992	74,946	59,461	48,645	38,208	31,238
General and administrative	8,897	6,737	14,504	12,404	11,193	9,605	8,606
Research and development	11,648	9,020	18,376	14,115	11,536	10,231	7,973

Total expenses	59,192	51,749	107,826	85,980	71,374	58,044	47,817

Income (loss) from operations	(1,092)	5,457	11,414	17,146	13,579	8,474	12,168
Investment and other income	332	870	1,323	2,033	1,595	3,139	1,803

Income (loss) before income taxes	(760)	6,327	12,737	19,179	15,174	11,613	13,971
Provision (benefit) for income taxes	(353)	2,088	3,781	6,329	4,944	4,051	5,169

Net income (loss)	$(407)	$4,239	$8,956	$12,850	$10,230	$7,562	$8,802

Basic earnings (loss) per common share	$(0.04)	$0.46	$0.97	$1.42	$1.15	$0.85	$1.11

Weighted average common shares outstanding	9,428	9,132	9,191	9,030	8,919	8,847	7,930
Diluted earnings (loss) per common and common equivalent share	$(0.04)	$0.46	$0.96	$1.40	$1.12	$0.83	$1.07
Weighted average common and common equivalent shares outstanding	9,428	9,278	9,304	9,204	9,158	9,097	8,231

Balance Sheet Data:
Working capital	$105,692	$114,785	$114,785	$113,505	$119,110	$109,660	$101,991
Total assets	$215,124	$207,192	$207,192	$192,096	$165,854	$144,388	$137,808
Stockholders’ equity	$178,513	$170,946	$170,946	$155,991	$141,912	$131,437	$122,416

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

The following unaudited pro forma combined condensed statement of operations give effect to the acquisition of Revivant by ZOLL.

The unaudited pro forma combined condensed statement of operations for the twelve months ended October 3, 2004 give effect to the acquisition of Revivant as if the Revivant acquisition had occurred on September 29, 2003. The unaudited pro forma combined condensed statement of operations for the twelve months ended October 3, 2004 includes amounts derived from the audited consolidated statement of income of ZOLL for the year ended October 3, 2004, and the unaudited statement of operations of Revivant for the twelve months ended September 30, 2004, and pro forma adjustments to reflect the Revivant acquisition. Revivant’s historical statement of operations has been conformed to ZOLL’s fiscal year. Revivant previously had a fiscal year ending on December 31.

The unaudited pro forma combined condensed statement of operations for the six months ended April 3, 2005 give effect to the acquisition of Revivant as if the Revivant acquisition had occurred on September 29, 2003. The unaudited pro forma combined condensed statement of operations for the six months ended April 3, 2005 includes amounts derived from the unaudited consolidated statement of income of ZOLL for the six months ended April 3, 2005, which includes the results of Revivant from the date of acquisition (October 12, 2004), and the unaudited statement of operations of Revivant for the period ending at the date of acquisition (October 12, 2004), and pro forma adjustments to reflect the Revivant acquisition. Revivant’s historical statement of operations has been conformed to ZOLL’s fiscal year. Revivant previously had a fiscal year ending on December 31.

The unaudited pro forma combined condensed statement of operations should be read in conjunction with the historical consolidated financial statements of Revivant, which are included in this prospectus, and the consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of ZOLL, which are included in this prospectus. The unaudited pro forma combined condensed statement of operations are not necessarily indicative of the financial results that would have occurred if the Revivant acquisition had been consummated on the dates indicated, nor are they necessarily indicative of the financial results which may be attained in the future, including synergies that may be achieved.

The pro forma adjustments, as described in the “Notes to Pro Forma Combined Condensed Statement of Operations for the Year Ended October 3, 2004” and in the “Notes to Pro Forma Combined Condensed Statement of Operations for the Six Months Ended April 3, 2005,” as applicable, are based upon available information and upon certain assumptions that ZOLL’s management believes are reasonable. The Revivant acquisition is being accounted for using the purchase method of accounting. The allocation of the purchase price is preliminary. Final amounts could differ from those reflected in the pro forma combined condensed statement of operations, and such differences could be significant. Upon final determination, the purchase price will be allocated to the assets and liabilities acquired based on fair value as of the date of the acquisition.

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed. The results of the Company’s estimate are preliminary at this time and the final results may differ from the preliminary estimate of the fair value of the acquired intangible assets. The Company will finalize the purchase price allocation upon finalizing the valuation of the intangible assets and obtaining other relevant information relating to the acquisition.

(in thousands)	Unaudited
Assets:
Current assets	$3,560
Property and equipment	226
Goodwill	24,046
Other intangibles	6,600
Other assets	9

Total assets acquired	$34,441
Liabilities:
Current liabilities	$3,910

Total liabilities assumed	$3,910

Net assets acquired	$30,531

The $24.0 million of goodwill will be assigned to our only reportable segment which is the design, manufacture and marketing of an integrated line of proprietary non-invasive resuscitation devices, and systems used for the treatment of victims of trauma, including sudden cardiac arrest. The goodwill is not deductible for income tax purposes. The intangibles acquired included $6.4 million developed technology and $200,000 of backlog. The backlog has been expensed in the first quarter of fiscal 2005. The developed technology will be amortized on a straight-line basis over its 11 year estimated useful life.

Unaudited Pro Forma Combined Condensed Statement of Operations

Year Ended October 3, 2004

(in thousands except per share data)

	ZOLL	Revivant	Adjustment		Total
Net sales	$211,785	$2,552	$(150	)(A)	$214,187
Cost of goods sold	92,545	2,946	(173	)(A)	95,318

Gross profit	119,240	(394)	23		118,869
Expenses:
Selling and marketing	74,946	4,895	2	(A)	79,843
General and administrative	14,504	2,438			16,942
Research and development	18,376	5,166	350	(B)	23,892

Total expenses	107,826	12,499	352		120,677

Income (loss) from operations	11,414	(12,893)	(329)		(1,808)

Investment and other income	1,323	(506)			817

Income (loss) before income taxes	12,737	(13,399)	(329)		(991)

Provision for income taxes	3,781		(3,424	)(C)	357

Net income (loss)	$8,956	$(13,399)	$3,095		$(1,348)

Basic earnings per common share	$0.97				$(0.14)
Weighted average common shares outstanding	9,191		224	(D)	9,415
Diluted earnings per common and common equivalent share	$0.96				$(0.14)
Weighted average common and common equivalent shares outstanding	9,304		111	(D)	9,415

Notes to Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended October 3, 2004

A.	Reflects the elimination of the purchase of units by ZOLL from Revivant and related accounts receivable and accounts payable balances.

B.	Represents amortization of the estimated fair value of amortizable intangible assets acquired in the acquisition of Revivant. Estimated useful life is 10 years. The intangible assets will be amortized using the straight-line method.

C.	Adjustment to income tax expense to reduce the combined tax provision to reflect assumptions that a consolidated return was filed. Remaining provision represents tax attributable to ZOLL’s foreign operations.

D.	Represents the issuance of 224,300 shares of ZOLL common stock in consideration for the acquisition, net of impact of common stock equivalents on diluted earnings per share.

Unaudited Pro Forma Combined Condensed Statement of Operations

Six Months Ended April 3, 2005

(in thousands except per share data)

	ZOLL	Revivant	Adjustments		Total
Net Sales	$103,120				$103,120
Cost of goods sold	45,020				45,020

Gross Profit	58,100	—	—		58,100
Expenses:					—
Selling and marketing	38,647	94			38,741
General and administrative	8,897	41			8,938
Research and development	11,648	229			11,877

Total expenses	59,192	364	—		59,556

Loss from operations	(1,092)	(364)	—		(1,456)
Investment and other income (expense)	332	(2)			330

Loss before income taxes	(760)	(366)	—		(1,126)
Benefit for income taxes	(353)		(110	)(A)	(463)

Net loss	$(407)	$(366)	$110		$(663)

Basic earnings per common share	$(0.04)				$(0.07)
Weighted average common shares outstanding	9,428		31	(B)	9,459
Diluted earnings per common and common equivalent share	$(0.04)				$(0.07)
Weighted average common and common equivalent shares outstanding	9,428		31	(B)	9,459

Notes to Unaudited Pro Forma Combined Condensed Statement of Operations for Six Months Ended April 3, 2005

(A)	Adjustment to income tax benefit to reflect the assumption that a consolidated return was filed.

(B)	Represents the issuance of 224,300 shares and 15,188 shares of ZOLL common stock in consideration for the initial merger consideration and contingent merger consideration, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

We intend for this discussion and analysis to provide you with information that will assist you in understanding our consolidated financial statements, the changes in certain key items in those consolidated financial statements from year to year and the primary factors that accounted for those changes. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. This discussion and analysis should be read in conjunction with our consolidated financial statements as of October 3, 2004 and for the year then ended and the notes accompanying those consolidated financial statements.

Executive Overview

We design, manufacture, market, and sell non-invasive resuscitation devices and software solutions. Our products include pacing and defibrillation devices (ZOLL’s M Series™ and AED Plus™, and LifeCOR, Inc.’s LifeVest™ Wearable Defibrillator); a circulatory assist device (Advanced Circulatory Systems, Inc.’s ResQPOD™ Circulatory Enhancer); and a unique fluid resuscitation product called the Power Infuser®, manufactured by Infusion Dynamics, a division of ZOLL. These devices help healthcare professionals, emergency medical service providers, and first responders diagnose and treat victims of trauma, as well as sudden cardiac arrest. Through our subsidiary ZOLL Data Systems, Inc. (formerly Pinpoint Technologies), we also design and market software that automates the collection and management of both clinical and non-clinical data.

2004 Compared to 2003

Sales

Our net sales increased 15% in fiscal 2004 to a record $211.8 million, up from $184.6 million in the prior year, reflecting continued growth in sales volume of our core M Series product and our AED Plus product.

Net sales by customer/product categories were as follows:

(000’s omitted)	2004	2003	% Change
Devices and Accessories to the Hospital Market-North America	$88,110	$63,558	39%
Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America	62,435	55,357	13%
Other Products to North America	19,982	19,602	2%

Subtotal North America	170,527	138,517	23%
All Products to the International Market	41,258	46,086	(10)%

Total Sales	$211,785	$184,603	15%

The increase of sales to the North American Hospital market was primarily due to $15.6 million of additional volume to the U.S. military which included $3.4 million of product shipped from Infusion Dynamics, the company we acquired in March 2004. Excluding the U.S. military sales of approximately $30 million in 2004, North American hospital revenues increased 18% over the prior year. Of this increase, $2.4 million was due to increased sales of our AED Plus in the hospital market and approximately $5 million was due to increased sales of the M Series. The increase of M Series sales includes the impact of some customers accelerating their replacement of monophasic devices. For U.S. military sales, we do not anticipate a repeat of the 2004 volumes. We are estimating that sales to various branches of the U.S. military will approximate $10 million in fiscal 2005.

Our sales to the North American pre-hospital market increased 13% due to approximately $7 million of growth in the sales of our AED Plus product driven by volume and market share gains and approximately $1.7 million was due to growth in volume of our data management software revenues.

The $4.8 million decrease of International sales was caused primarily by a $3.3 million decrease due to German Army purchases which occurred in 2003 but did not recur in 2004. Further, our United Kingdom sales decreased approximately $4.6 million. These decreases were partially offset by approximately $2.8 million, or 6%, due to favorable foreign exchange rates and approximately $1.2 million, or 3%, of additional sales volume in our Australian operations as we continue to gain market share there.

Worldwide AED Plus product sales reached $30.4 million, an increase of 61% over the prior year. This increase results from increased volume of shipments and additional market share since we believe this market is growing at approximately 20% per year.

Gross Margins

Gross margins for fiscal 2004 increased slightly to 56.3%, from 55.9% in fiscal 2003. The increase in gross margins was mainly due to a lower proportion of International sales in 2004 as compared to total sales. Many international sales, including those to the German Army in 2003, included volume discounts, and sales to international distributors which typically carry lower than average gross margins drove margins lower in 2003.

Backlog

We do not typically maintain a significant backlog. Typically our sales force has to sell most of each quarter’s revenue in that quarter. Orders are subject to cancellation or rescheduling by customers. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, our backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period. As we continue to grow, in order to facilitate shipments given heavy end of quarter orders, we believe we need to establish a permanent backlog of orders that will not be shipped at the end of each quarter. Over the course of 2005, we hope to establish such a backlog of approximately $2 to $3 million.

Costs and Expenses

Operating expenses were as follows:

(000’s omitted)	2004	% of Sales	2003	% of Sales	Change %
Selling and marketing	$74,946	35%	$59,461	32%	26%
General and administrative	14,504	7%	12,404	7%	17%
Research and development	18,376	9%	14,115	8%	30%

Total expenses	$107,826	51%	$85,980	47%	25%

Selling and marketing expenses increased $15.5 million for the year ended October 3, 2004. The increase in selling and marketing expense was primarily due to $13 million for the expansion of our North American and International sales forces and the associated personnel and travel costs. Outside professional services of approximately $1.1 million including public relations and other marketing consulting, and approximately $1 million for direct mailing, advertising, and other promotional items also contributed to the overall increase.

General and administrative expenses increased $2.1 million for the year ended October 3, 2004. The increase over the prior year was primarily due to an increase in professional services including Information Technology consulting of approximately $500,000 and Sarbanes-Oxley compliance consulting of approximately $300,000. Recruiting costs increased by approximately $300,000, to support the growth of our business and its infrastructure. Additionally, we experienced increases to our product liability insurance premiums of approximately $300,000 due to the increased volume of products sold.

Research and development (“R&D”) expenses increased $4.3 million for the year ended October 3, 2004. Approximately $2.3 million of this increase was due to the hiring of additional personnel and approximately $800,000 was due to the increased use of outside professional design services.

Investment and Other Income

Investment and other income decreased to $1.3 million in fiscal 2004, as compared to $2.0 million in the previous year. This decrease was primarily due to lower foreign exchange gains due to slightly more stable exchange rates in fiscal 2004 when compared to fiscal 2003.

Income Taxes

Our effective tax rate decreased to 30% in fiscal 2004 as compared to 33% in fiscal 2003. This reduction in the effective tax rate is mainly due to increased export trade incentives utilized in 2004. These incentives are being phased out beginning in 2005; however, the American Jobs Creation Act, passed into law in October 2004, will likely give us similar incentives and results.

2003 Compared to 2002

Sales

Our net sales increased 23% in fiscal 2003 to a record $184.6 million, up from $150.2 million in the prior year, reflecting continued growth of our core M Series product as we continue to capture market share and the growing demand for our AED Plus product.

Net sales by customer/product categories were as follows:

(000’s omitted)	2003	2002	% Change
Devices and Accessories to the Hospital Market-North America	$63,558	$50,686	25%
Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America	55,357	46,958	18%
Other Products to North America	19,602	19,372	1%

Subtotal North America	138,517	117,016	18%
All Products to the International Market	46,086	33,211	39%

Total Sales	$184,603	$150,227	23%

The increase in the North American hospital market was mainly due to $12.5 million of M Series CCT shipments to the U.S. military for their PMI (Patient Movement Item) program. Without the U.S. military, our sales in the North American hospital market remained relatively flat year to year. We believe this was due to the slowdown in the North American economy.

Our sales to the North American pre-hospital market increased 18% primarily due to $3.2 million growth in our data management software revenues and $9.4 million growth in sales of our new AED Plus product, partially offset by a $5.1 million decrease in capital equipment sale volume as budget constraints continued to affect state and municipal spending on EMS services.

Our AED Plus product has generated approximately $18.8 million in total sales in its first full year, of which approximately 81% were sold in North America. This is compared to AED Plus sales of $6.6 million last year, with approximately 79% sold in North America. This increase reflects the results of the addition of approximately 75 AED Plus distributors and manufacturer’s representatives in the North American market along with the addition of in-house distributor managers and regional managers for this market and the addition to our direct sales force compared to the prior year.

The 39% increase in international sales reflects continued volume growth in all of our direct sales organizations and in our International distributor sales, particularly in Europe, the Middle East and China. An increase in foreign currency exchange rates contributed approximately $1.9 million, or 6%, to this increase.

Gross Margins

Gross margins for fiscal 2003 decreased to 55.9%, from 56.5% in fiscal 2002. The decreased margins are due to sales to the U.S. military and increased sales to the German Army, which included volume discounts.

Costs and Expenses

Operating expenses were as follows:

(000’s omitted)	2003	% of Sales	2002	% of Sales	Change %
Selling and marketing	$59,461	32%	$48,645	32%	22%
General and administrative	12,404	7%	11,193	7%	11%
Research and development	14,115	8%	11,536	8%	22%

Total expenses	$85,980	47%	$71,374	48%	20%

Selling and marketing expenses increased $10.8 million for the year ended September 28, 2003. The increase in selling and marketing expense was primarily due to increases in personnel and travel costs of approximately $6.8 million, reflecting additional headcount to our North American sales force and the expansion of our international operations. We also spent approximately $2.9 million on additional tradeshow participation, advertising and other promotional items, and provided additional training and equipment to our worldwide sales force.

General and administrative expenses increased $1.2 million primarily due to approximately $1 million for an increase in wages and related benefits for an expanded headcount to support the larger organization, with the remainder driven primarily by an increase in general liability insurance premiums.

Research and development expenses increased $2.6 million. Our continued investment in research and development reflects significant resources devoted to data management, product variants of the M Series and AED Plus product lines, continued clinical trials, expansion of our long-term technical research efforts, and expansion of other R&D initiatives.

Investment and Other Income

Investment and other income increased to $2.0 million in fiscal 2003, as compared to $1.6 million in the previous year. This increase was primarily due to approximately $1 million of foreign exchange gains offset by approximately $500,000 of lower investment earnings due to lower cash balances invested at lower interest rates over the prior year.

Income Taxes

Our effective tax rate remained consistent at 33% in fiscal 2003, as compared to fiscal 2002, reflecting continued research and development credits for our R&D activity, along with foreign earnings taxed at differing rates, and the utilization of foreign loss carry forwards.

Liquidity and Capital Resources

Our overall financial condition remains strong. Our cash and cash equivalents at October 3, 2004 totaled $40.7 million compared with $40.8 million at September 28, 2003. In addition, we had marketable securities amounting to $18.3 million at October 3, 2004 in comparison to $20.0 million at September 28, 2003. We continue to have no long-term debt.

Cash Requirements

We believe that the combination of existing cash, cash equivalents, and highly liquid short-term investments on hand, along with future cash to be generated by operations and amounts available under our line of credit will be sufficient to meet our ongoing operating and capital expenditure requirements for the foreseeable future.

Sources and Uses of Cash:

To assist with the discussion, the following table presents the abbreviated cash flows for the years ended October 3, 2004, September 28, 2003, and September 29, 2002:

(000’s omitted)	2004	2003	2002
Net income	$8,956	$12,850	$10,230
Changes not affecting cash	13,492	10,723	8,837
Changes in current assets and liabilities	(7,528)	(3,598)	(7,198)
Cash provided by operating activities	14,920	19,975	11,869
Cash used in investing activities	(20,431)	(36,610)	(2,205)
Cash provided by financing activities	5,114	1,157	609
Effect of foreign exchange rates on cash	302	600	82

Net change in cash and cash equivalents	($95)	($14,878)	$10,355

Cash and cash equivalents – beginning of year	$40,780	$55,658	$45,303

Cash and cash equivalents – end of year	$40,685	$40,780	$55,658

Operating Activities

The net decrease in cash provided by operating activities was primarily attributable to a 30% decrease in our net income year to year which was responsible for $3.9 million of the decrease. Net income was lower than expected due to sales growth that did not keep pace with our significant investments in sales, marketing and R&D resources. Offsetting the decrease in net income, was a net increase in other changes which affected net income but did not affect cash, such as $1.4 million increase in depreciation, and $600,000 for inventory reserves. Depreciation expense was higher in 2004 because of an increased investment in computer equipment and demo equipment deployed to our growing sales force. Changes in current assets and liabilities caused a decrease in cash of approximately $4 million for 2004 compared to 2003 because of the timing of payments for the year-end 2004.

Investing Activities

The $16.9 million decrease in cash used in investing activities primarily reflects the fact that we received approximately $1.8 million of cash in 2004 from the net sales of marketable securities compared to 2003 when we used approximately $10 million of cash for the net purchases of marketable securities. In 2003, we made a $5 million advance to Revivant in the form of a note receivable. In 2004, we also generated approximately $2.0 million in cash from the sale of our building in Boulder, Colorado where our data management software business offices were located. We subsequently leased more office space in Broomfield, Colorado for this growing business.

Financing Activities

Cash provided by financing activities was $5.1 million for fiscal 2004 in comparison to $1.2 million in the previous year. The change reflects a higher number of stock options exercised during 2004 (approximately 245,000 shares in 2004 versus 121,000 in 2003) at a higher average exercise price per share ($20.87 in 2004 verses $12.17 in 2003).

Investments

As of October 3, 2004, we had investments in privately held technology companies with a carrying value of $9.9 million. We have performed a review of these investments and determined the carrying value of these investments approximates their fair value.

In March 2004, we acquired substantially all the assets of Infusion Dynamics, Inc. (“Infusion”). Under the terms of the acquisition, we are obligated to make additional earn out payments through 2006 and royalty payments through 2011 (“contingencies”) based on performance of the acquired business. Because additional consideration is based on the growth of sales, a reasonable estimate of the future payments to be made cannot be determined. When these contingencies are resolved and the consideration is distributable, we will record the fair value of the additional consideration as additional cost of the acquired assets.

We exercised our option to acquire Revivant on October 12, 2004. We paid $15 million in the form of cash and shares of our common stock as the initial merger consideration. We may also be required to make future milestone payments, estimated to be approximately $15 million, tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. We may also make additional payments for the years 2005 through 2007 based on the growth of the AutoPulse sales. Because additional consideration is based on the growth of the AutoPulse sales, a reasonable estimate of the potential total purchase price cannot be determined. All payments will generally be a combination of cash and shares of our common stock.

We also have an option exercisable through October 2005 to acquire the remainder of LifeCOR’s assets. If the option is exercised, we will make earn out payments to LifeCOR’s shareholders based upon future revenue growth of the acquired business over a five-year period. Because additional consideration is based on the growth of sales over a five-year period, a reasonable estimate of the total acquisition cost cannot be determined. We are also providing a working capital line of credit to LifeCOR secured by LifeCOR’s accounts receivable and other assets, which had a principal balance as of October 3, 2004 and September 28, 2003 of $721,000 and $0, respectively.

Debt Instruments and Related Covenants

We maintain a working capital line of credit with our bank. Under this working capital line, we may borrow on a demand basis. Currently, we may borrow up to $12.0 million at an interest rate equal to the bank’s base rate. No borrowings were outstanding on this line during fiscal 2004. There are no covenants related to this line of credit.

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements consist of non-cancelable operating leases entered into in the ordinary course of business and one minimum purchase commitment contract for a critical raw material component. The table shown below in the next section titled “Contractual Obligations and Other Commercial Commitments” shows the amounts of our operating lease commitments and purchase commitments payable by year. For liquidity purposes, we choose to lease our facilities and automobiles instead of purchasing them.

Contractual Obligations and Other Commercial Commitments

The following tables set forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

	Payments Due by Period
Contractual Obligations (in $000s)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Non-Cancelable Operating Lease Obligations	$10,468	$2,120	$3,455	$2,989	$1,904
Purchase Obligations	419	419	—	—	—

Total Contractual Obligations	$10,887	$2,539	$3,455	$2,989	$1,904

Purchase obligations include all legally binding contracts which are non-cancelable. Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods and services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based upon our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Contractual obligations that are contingent upon the achievement of certain milestones are not included in the table above. These include the milestone payments tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. These arrangements are not considered contractual obligations until the milestone is met. As of October 3, 2004, assuming all future milestones were met, additional required payments would be approximately $15 million in cash and ZOLL stock.

Contractual obligations that are contingent upon future performance and growth of sales are not included in the table above. These include the additional earn out payments and royalty payments for Infusion through fiscal 2006; additional earn out payments for Revivant through fiscal 2007; and if we exercise our option, the additional earn out payments for LifeCOR through fiscal 2009. Because all of these earn out and royalty payments are based upon the growth of sales over several years, a reasonable estimate of the future payment obligations cannot be determined.

Critical Accounting Estimates

Our management strives to report our financial results in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require us to use technical terminology. We follow accounting principles generally accepted in the United States in preparing our consolidated financial statements. These principles require us to make certain estimates of matters that are inherently uncertain and to make difficult and subjective judgments that affect our financial position and results of operations. Our most critical accounting policies include revenue recognition, and our most critical accounting estimates include accounts receivable reserves, warranty reserves, inventory reserves, and the valuation of long lived assets. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our more significant accounting policies, which include revenue recognition and those that require significant estimates and judgments and uncertainties, and potentially could result in materially different results under different assumptions and conditions, and how they are applied in preparation of the financial statements.

Revenue Recognition

Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered reasonably assured. Circumstances which generally preclude the immediate recognition of revenue include shipping terms of FOB destination or the existence of a customer acceptance clause in a contract based upon customer inspection of the product. In these instances, revenue is deferred until adequate documentation is obtained to ensure that these criteria have been fulfilled. Similarly, revenues from the sales of our products to distributors fall under the same guidelines. For all significant orders placed by our distributors, we require an approved purchase order, we perform a credit review, and we ensure that the terms on the purchase order or contract are proper and do not include any contingencies which preclude revenue recognition. We do not offer any special right of return, stock rotation or price protection to our distributors or the end customers.

Our sales to customers often include a cardiac resuscitation device, disposable electrodes and other accessories. For the vast majority of our shipments, all deliverables are shipped together. In cases where some elements of a multiple element arrangement are not delivered as of a reporting date, we defer the fair value of the undelivered elements and only recognize the revenue related to the delivered elements in accordance with Emerging Issues Task Force (EITF) 00-21 “Revenue Arrangements with Multiple Deliverables”. Revenues are recorded net of estimated returns. Some sales to customers of our cardiac resuscitation devices may include some data collection software. The cardiac resuscitation device and software product can operate independently of each other and one does not impede the functionality of the other. In cases where both elements are included in a customer’s order but only one has been delivered by the reporting date, we defer the fair value of the undelivered element and recognize the revenue related to the delivered item.

We also license software under non-cancelable license agreements and provide services including training, installation, consulting and maintenance, which consist of product support services, periodic updates and unspecified upgrade rights (collectively, post-contract customer support (“PCS”)). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service. Revenue for services, such as software deployment, is recognized when the deployment is completed.

Our software arrangements contain multiple elements, which include software products, services and PCS. Generally, we do not sell computer hardware products with our software products. We will occasionally facilitate the hardware purchase by providing information to the customer such as where to purchase the equipment. We do not have vendor specific objective evidence of fair value for our software products. We do, however, have vendor specific objective evidence of fair value for items such as technical services, maintenance, upgrades and support for the software products based upon the price charged when such items are sold separately. Accordingly, for transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, we use the residual method as discussed in SOP 98-9, “Modification of SOP 97-2, With Respect to Certain Transactions.” Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

We do not ship any of our software products to distributors or resellers. Our software products are sold only by our sales force directly to the end user. We may sell software to system integrators who provide complete solutions to end users on a contract basis.

Allowance for Doubtful Accounts / Sales Returns and Allowances

We maintain an allowance for doubtful accounts for estimated losses, which are included in bad debt expense, resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts receivable and evaluating individual customer receivables, considering customers’ financial condition, historical experience, credit history and current economic condition. We also maintain an estimate of potential future product returns and discounts given related to trade-ins and to current period product sales. We analyze the rate of historical returns when evaluating the adequacy of the allowance for sales returns, which are included with the allowance for doubtful accounts on our balance sheet.

As of October 3, 2004 our accounts receivable balance of $51 million is reported net of allowances of $4.9 million. We believe our reported allowances at October 3, 2004 are adequate. If the financial conditions of our customers were to deteriorate, however, resulting in their inability to make payments, we may need to record additional allowances, resulting in additional expenses being recorded for the period in which such determination was made.

Warranty Reserves

Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance over a specified period of time, usually one to five years. We provide for the estimated cost of product warranties at the time product is shipped and revenue is recognized. The costs which we estimate include material, labor, and shipping. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our recorded liability of $2.7 million at October 3, 2004 is adequate to cover future costs for the servicing of our products sold through that date and under warranty. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Reserves

Significant management judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated, obsolete, or because the amount on hand is in excess of future needs. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. We estimate excess inventory amounts by reviewing quantities on hand and comparing those quantities to sales forecasts for the next 12 months; identifying historical service usage trends and matching that usage with the installed base quantities to estimate future needs. At October 3, 2004, our inventory reserves were $3.4 million, or 9.8% of our $35.1 million gross inventories.

We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method, including material, labor and factory overhead.

Goodwill

At October 3, 2004, we had approximately $3.3 million in goodwill primarily resulting from our acquisition of Infusion. In accordance with SFAS 142, Goodwill and Other Intangible Assets, we test our goodwill for impairment at least annually by comparing the fair value of our reporting units to the carrying value of those reporting units. Fair value is determined based on an estimate of the discounted future cash flows expected from the reporting units. The determination of fair value requires significant judgment on the part of management about future revenues, expenses and other assumptions that contribute to the net cash flows of the reporting units. Additionally, we periodically review our goodwill for impairment whenever events or changes in circumstances indicate that an impairment indicator has occurred.

Investments

At October 3, 2004, we had $9.9 million in investments in privately held companies focused in the medical devices industry. These investments are carried at cost. We periodically review the fair value of our investments to determine if impairment has occurred. We estimate the fair value of these investments based on an analysis of discounted cash flows. If we determine that the carrying value of an investment exceeds its fair value, we record an impairment charge to adjust the carrying value to estimated fair value, if the impairment is deemed other-than-temporary. The estimate of fair value of these investments, and the determination of whether impairment is temporary, requires that management make significant judgments that could affect the timing and amount of any impairment charge recorded.

Long Lived Assets, Including Intangible Assets

We periodically review the carrying amount of our long lived assets, including property and equipment, and intangible assets, to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, business climate and future cash flows expected to result from the use of the related assets. Our policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. This process requires judgment on the part of management.

Three Months Ended January 2, 2005 Compared To Three Months Ended January 4, 2004

Sales

Net sales by customer/product categories are as follows:

(000’s omitted)	2005	2004	% Change
Devices and Accessories to the Hospital Market-North America	$13,869	$19,254	(28)%
Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America	18,173	14,820	23%
Other Products to North America	4,599	5,289	(13)%

Subtotal North America	36,641	39,363	(7)%
All Products to the International Market	13,988	11,479	22%

Total Sales	$50,629	$50,842	0%

Net sales were flat at $51 million for the three months ended January 2, 2005, as compared to the same period a year earlier. A significant reason for this lack of total growth was due to the fact that approximately $6 million of equipment sales to the U.S. military was included in the prior year’s comparable quarter which did not repeat in the current year’s quarter. We anticipated that this prior year’s military business was unlikely to repeat in the current year. We were unable to grow sufficiently in other areas to compensate for this reduction of military sales.

Sales to the North American hospital market decreased approximately $5.4 million compared to the same period a year prior. This decrease was attributable to a decreased volume of our capital equipment sold to the U.S. military due to the completion of the PMI (Patient Movement Item) contract, and our inability to replace that business in the current year’s quarter with sufficient volume of other hospital business. We believe that the introduction of the AutoPulse to our sales force in the current quarter may have disrupted their focus and ability to close deals on the defibrillator business.

Sales to the North American pre-hospital market increased approximately $3.4 million compared to the same period a year ago. The growth in the North American pre-hospital market was driven by $1.6 million in sales of the AutoPulse product included from October 12th forward with the acquisition of Revivant and approximately $800,000 due to improved volume with our AED Plus product. We also saw a modest increase in the volume of equipment sales to the EMS market.

Total sales of the AED Plus product to all our markets were $8.2 million in comparison to $6.8 million for the same period last year. This increase reflects additional sales force resources assigned to the AED market and was driven by volume from increased market share.

International sales increased by approximately $2.5 million in comparison to the same period a year earlier. This increase included a favorable impact of approximately $400,000 from foreign currency exchange rate movements. The growth in our international sales include approximately $1.6 million of increased sales volume through our European subsidiaries and approximately $700,000 of increased sales volume in our Latin American distributors.

Gross Margins

Gross margin for the three months ended January 2, 2005 remained constant at approximately 56% of revenue as compared to the comparable prior year quarter. Margins for the quarter ended January 2, 2005 were reduced approximately 1% from the quarter ended January 4, 2004 due to a lower volume of M Series options in the current year period which carry a higher margin and were offset, in part, by an increased volume of data management sales.

Backlog

We ended the quarter January 2, 2005 with a capital equipment backlog of approximately $1.5 million compared to approximately $4 million at the end of fiscal year 2004. As we grow, in order to facilitate shipments given heavy end of quarter orders, we believe we need to establish a permanent backlog of orders that will not be shipped at the end of each quarter. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, our backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period. Over the course of fiscal 2005, we hope to establish a permanent backlog of approximately $2 to $3 million.

Costs and Expenses

Operating expenses for the three months ended January 2, 2005 and January 4, 2004 are as follows:

(000’s omitted)	2005	% of Sales	2004	% of Sales	Change %
Selling and marketing	$19,667	39%	$17,756	35%	11%
General and administrative	4,273	8%	3,185	6%	34%
Research and development	5,828	12%	4,340	9%	34%

Total expenses	$29,768	59%	$25,281	50%	18%

Selling and marketing expenses increased $1.9 million for the three months ended January 2, 2005 compared to the three months ended January 4, 2004. The increase in selling and marketing expense was driven by $1.2 million of personnel costs of our expanded sales force, approximately $500,000 for expanded marketing programs, and approximately $300,000 of additional depreciation expense related to our newly deployed AutoPulse demonstration units and for amortization of our newly acquired technology. Approximately $500,000 of the total increase year over year is related to selling and marketing expenses of Infusion and Revivant whose results were not included in the prior year’s quarter’s expenses.

General and administrative expenses increased $1.1 million for the three months ended January 2, 2005 compared to the three months ended January 4, 2004. This increase is primarily due to increased legal fees of approximately $350,000, approximately $100,000 of increased consulting fees due to Sarbanes-Oxley compliance and approximately $150,000 due to increased amortization of patents as we introduce our new products. In addition, approximately $300,000 of the total increase year over year is due to the acquisitions of Infusion and Revivant which were not included in the prior year’s quarter’s expenses.

Research and development expenses increased $1.5 million for the three months ended January 2, 2005 compared to the three months ended January 4, 2004. Approximately $1.1 million of this change is attributable to spending at Infusion and Revivant which were not included in comparable quarter of the prior year. The remaining increase reflects continued expenditures on existing product platforms and on new projects.

Income Taxes

Our effective tax benefit rate was 43% for the three months ended January 2, 2005 as compared to an effective tax provision rate of 33% for the same period in fiscal 2004. The difference in the effective tax rate is due to a discrete $130,000 research and development tax credit recorded during the quarter ended January 2, 2005 due to the enactment into law of the American Jobs Creation Act subsequent to October 3, 2004. We believe our effective tax rate for the full fiscal year of 2005 will approximate 30%.

Liquidity and Capital Resources

Our overall financial condition remains strong. Our cash and cash equivalents at January 2, 2005 totaled $27.3 million compared with $40.7 million at October 3, 2004. In addition, we had marketable securities of $17.9 million at January 2, 2005 in comparison to $18.3 million at October 3, 2004. We have no long-term debt.

Cash Requirements

We believe that the combination of existing cash, cash equivalents, and highly liquid short-term investments on hand, along with future cash to be generated by operations and amounts available under our line of credit will be sufficient to meet our ongoing operating and capital expenditure requirements for the foreseeable future. We believe we have, and will maintain, sufficient cash to meet future milestone contingency payments related to the Revivant acquisition. We may also need to draw on these funds in the future for potential acquisitions.

Sources and Uses of Cash:

To assist with the discussion, the following table presents the abbreviated cash flows for the three months ended January 2, 2005, and January 4, 2004:

(000’s omitted)	Three Months Ended January 2, 2005	Three Months Ended January 4, 2004
Net income (loss)	$(566)	$2,681
Changes not affecting cash	2,974	2,576
Changes in current assets and liabilities	(6,529)	(7,489)

Cash used for operating activities	(4,121)	(2,232)
Cash used for investing activities	(9,742)	(5,940)
Cash provided by financing activities	229	1,537
Effect of foreign exchange rates on cash	234	388

Net change in cash and cash equivalents	(13,400)	(6,247)
Cash and cash equivalents – beginning of period	40,685	40,780

Cash and cash equivalents – end of period	$27,285	$34,533

Operating Activities

The increase in cash used for operating activities was primarily attributable to a decrease from net income in the prior year quarter to a net loss in the current year quarter which was responsible for $3.2 million of this change. The current quarter net loss results from lower U.S. military sales which occurred in the prior year quarter which did not recur in the current quarter. Offsetting the decrease in net income was an approximate $6.4 million increase in cash provided by a reduction in accounts receivable. This increase in cash was primarily due to successful collection efforts. We also used approximately $5.2 million of cash to build up inventory at the end of the quarter January 2, 2005 when compared to the prior year quarter. This increase in inventory relates to approximately $2.3 million of inventory associated with a recent U.S. military contract award, approximately $1.5 million due to the revenue shortfall in the quarter ended January 2, 2005, which left us with more product on hand than expected, and $700,000 of additional AutoPulse inventory built subsequent to the acquisition date, October 12, 2004, of Revivant. Our recent U.S. military contract award requires us to build a certain number of M Series CCTs and to store such units in our warehouse to be able to ship these units on an accelerated schedule to the government should they decide to purchase them. The government is responsible for reimbursing our costs to build and maintain these units until they decide whether or not to purchase the units.

Investing Activities

The $3.8 million increase in cash used in investing activities stems from the October 2004 purchase of Revivant for approximately $6.5 million in net cash offset by lower net purchases of marketable securities in the current fiscal year quarter compared to the prior year. During the current quarter, we also made our first milestone earn-out payment to the former owners of Infusion, totaling approximately $405,000.

Financing Activities

Cash provided by financing activities decreased by approximately $1.3 million from the previous year period. The change reflects a lower number of stock options exercised during the current quarter (15,682 shares in the current quarter verses 73,359 in the previous year quarter) at a lower weighted-average exercise price per share ($17.96 in the current quarter verses $20.93 in the previous year quarter).

Investments

As of January 2, 2005, we had investments in privately held technology companies with a carrying value of $1.6 million. We have performed a review of these investments and determined the carrying value of these investments approximates their fair value.

In March 2004, we acquired substantially all the assets of Infusion. Under the terms of the acquisition, we are obligated to make additional earn out payments through 2006 and royalty payments through 2011 (“contingencies”) based on performance of the acquired business. Because additional consideration is based on the growth of sales, a reasonable estimate of the future payments to be made cannot be determined. When these contingencies are resolved and the consideration is distributable, we will record the fair value of the additional consideration as additional cost of the acquired assets.

We exercised our option to acquire Revivant on October 12, 2004. We paid $15 million in the form of cash and shares of our common stock as the initial merger consideration. As of January 2, 2005, we accrued $1 million for the first milestone payment. We may be required to make future milestone payments, estimated to be approximately $14 million, tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. As of January 2, 2005, we may also make additional payments for the years 2005 through 2007 based on the growth of the AutoPulse sales. Because additional consideration is based on the growth of the AutoPulse sales, a reasonable estimate of the potential total purchase price cannot be determined. All payments will generally be a combination of cash and shares of our common stock.

We also have an option exercisable through October 2005 to acquire the remainder of LifeCOR, Inc. (“LifeCOR”) assets. If the option is exercised, we will make earn out payments to LifeCOR’s shareholders based upon future revenue growth of the acquired business over a five-year period. Because additional consideration is based on the growth of sales over a five-year period, a reasonable estimate of the total acquisition cost cannot be determined. As of January 2, 2005, we are also providing a $700,000 working capital line of credit to LifeCOR secured by LifeCOR’s accounts receivable and other assets. We provided LifeCOR an additional $350,000 to the working capital line of credit subsequent to the end of the quarter.

Debt Instruments and Related Covenants

We maintain a working capital line of credit with our bank. Under this working capital line, we may borrow on a demand basis. Currently, we may borrow up to $12.0 million at an interest rate equal to the bank’s base rate. No borrowings were outstanding on this line during the quarter ended January 2, 2005. There are no covenants related to this line of credit.

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements consist of non-cancelable operating leases entered into in the ordinary course of business and one minimum purchase commitment contract for a critical raw material component. The table shown below in the next section titled “Contractual Obligations and Other Commercial Commitments” shows the amounts of our operating lease commitments and purchase commitments payable by year. For liquidity purposes, we choose to lease our facilities and automobiles instead of purchasing them.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

	Payments Due by Period
Contractual Obligations (in $000s)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Non-Cancelable Operating Lease Obligations	$9,958	$2,083	$3,364	$2,879	$1,632
Purchase Obligations	383	383	–	–	–

Total Contractual Obligations	$10,341	$2,466	$3,364	$2,879	$1,632

Purchase obligations include all legally binding contracts which are non-cancelable. Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, purchase obligations for purchase of goods and services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based upon our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Contractual obligations that are contingent upon the achievement of certain milestones are not included in the table above. These include the milestone payments, tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. These arrangements are not considered contractual obligations until the milestone is met. Assuming all future milestones were met, additional required payments would be approximately $15 million in cash and ZOLL stock.

In addition, contractual obligations that are contingent upon future performance and growth of sales are not included in the table above. These include the additional earn out payments and royalty payments for Infusion through fiscal 2006; additional earn out payments for Revivant through fiscal 2007; and if we exercise our option, the additional earn out payments for LifeCOR through fiscal 2009. Because all of these earn out and royalty payments are based upon the growth of sales over several years, a reasonable estimate of the future payment obligations cannot be determined.

Hedging Activities

We use forward contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies as well as forecasted sales to subsidiaries denominated in foreign currencies. We had one forward exchange contract outstanding serving as a hedge of our Euro intercompany receivables in the notional amount of approximately 4.5 million Euros at April 3, 2005. The contract serves as a hedge of a substantial portion of our Euro-denominated intercompany balances. The fair value of the foreign currency derivative contract outstanding at April 3, 2005 was approximately $5.8 million resulting in an unrealized gain of $35,000. We had no forward exchange contracts outstanding serving as a hedge of a portion our forecasted sales to our subsidiaries at April 3, 2005.

Net realized gains/(losses) from foreign currency forward contracts included in the consolidated statement of operations totaled $275,000 and $(256,000) for the three month and six month period ended April 3, 2005, respectively, compared to net realized losses of $545,000 and $538,000 for the prior year comparable periods. Any gains or losses on the fair value of the derivative contract would be largely offset by the losses and gains on the underlying transaction. These offsetting gains and losses are not reflected above

Revenue Recognition

Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered reasonably assured. Circumstances which generally preclude the immediate recognition of revenue include shipping terms of FOB destination or the existence of a customer acceptance clause in a contract based upon customer inspection of the product. In these instances, revenue is deferred until adequate documentation is obtained to ensure that these criteria have been fulfilled. Similarly, revenues from the sales of our products to distributors fall under the same guidelines. For all significant orders placed by our distributors, we require an approved purchase order, we perform a credit review, and we ensure that the terms on the purchase order or contract are proper and do not include any contingencies which preclude revenue recognition. We do not typically offer any special right of return, stock rotation or price protection to our distributors or the end customers.

Our sales to customers often include a cardiac resuscitation device, disposable electrodes and other accessories. For the vast majority of our shipments, all deliverables are shipped together. In cases where some elements of a multiple element arrangement are not delivered as of a reporting date, we defer the fair value of the undelivered elements and only recognize the revenue related to the delivered elements in accordance with Emerging Issues Task Force (EITF) 00-21 “Revenue Arrangements with Multiple Deliverables”. Revenues are recorded net of estimated returns. Some sales to customers of our cardiac resuscitation devices may include some data collection software. The cardiac resuscitation device and software product can operate independently of each other and one does not impede the functionality of the other. In cases where both elements are included in a customer’s order but only one has been delivered by the reporting date, we defer the fair value of the undelivered element and recognize the revenue related to the delivered item.

We also license software under non-cancelable license agreements and provide services including training, installation, consulting and maintenance, which consist of product support services, periodic updates and unspecified upgrade rights (collectively, post-contract customer support (“PCS”)). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service. Revenue for services, such as software deployment, is recognized when the deployment is completed.

Our software arrangements contain multiple elements, which include software products, services and PCS. Generally, we do not sell computer hardware products with our software products. We will occasionally facilitate the hardware purchase by providing information to the customer such as where to purchase the equipment. We do not have vendor specific objective evidence of fair value for our software products. We do, however, have vendor specific objective evidence of fair value for items such as technical services, maintenance, upgrades and support for the software products based upon the price charged when such items are sold separately. Accordingly, for transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, we use the residual method as discussed in SOP 98-9, “Modification of SOP 97-2, With Respect to Certain Transactions.” Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

We do not ship any of our software products to distributors or resellers. Our software products are sold only by our sales force directly to the end user. We may sell software to system integrators who provide complete solutions to end users on a contract basis.

We have been awarded a contract by the U.S. government to achieve a “state of readiness” to supply defibrillators on short notice. Based on the award, we will be receiving two types of payments from the U.S. government. The first payment is to reimburse us for the cost to acquire inventories required to meet potentially short notice delivery schedules. This payment will be carried on our balance sheet as a liability under government contract.

We also are receiving a second payment from the U.S. government to compensate us for managing the purchase, build, storage and inventory rotation process. This payment also compensates us for making future production capacity available. The portion of this second payment associated with the purchase and build aspects of the contract is being recognized on a percentage of completion basis while the portion of the second payment for the storage, inventory rotation and facilities charge is being recognized ratably over the year.

This government contract is for one year and the U.S. government has four one-year extension options that require the payment of additional fees to us if exercised. The U.S. government has two ways to acquire defibrillators under this contract. They may buy on a replenishment basis, which means we will record a sale under our normal U.S. government price list and maintain our “state of readiness” or they may buy on a non-replenishment basis which will still allow us to obtain normal margins but it will reduce our future obligations under this arrangement.

During the first quarter, we recognized approximately $500,000 of percentage completion revenue under this contract. During the second quarter, we anticipate recognition of approximately $400,000 of percentage completion revenue under this contract as we complete our “state of readiness”. In addition, over the course of the four quarters of 2005, we are recognizing approximately $500,000 of revenue ratably related to the storage, inventory rotation and maintenance of capacity.

Allowance for Doubtful Accounts / Sales Returns and Allowances

We maintain an allowance for doubtful accounts for estimated losses, which are included in bad debt expense, resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts receivable and evaluating individual customer receivables, considering customers’ financial condition, historical experience, credit history and current economic condition. We also maintain an estimate of potential future product returns and discounts given related to trade-ins and to current period product sales. We analyze the rate of historical returns when evaluating the adequacy of the allowance for sales returns, which are included with the allowance for doubtful accounts on our balance sheet.

As of January 2, 2005, our accounts receivable balance of $48 million is reported net of allowances of $5 million. We believe our reported allowances at January 2, 2005 are adequate. If the financial conditions of our customers were to deteriorate, however, resulting in their inability to make payments, we may need to record additional allowances, resulting in additional expenses being recorded for the period in which such determination was made.

Warranty Reserves

Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance over a specified period of time, usually one to five years. We provide for the estimated cost of product warranties at the time product is shipped and revenue is recognized. The costs which we estimate include material, labor, and shipping. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our recorded liability of $3.0 million at January 2, 2005 is adequate to cover future costs for the servicing of our products sold through that date and under warranty. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Reserves

Significant management judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated, obsolete, or because the amount on hand is in excess of future needs. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. We estimate excess inventory amounts by reviewing quantities on hand and comparing those quantities to sales forecasts for the next 12 months; identifying historical service usage trends and matching that usage with the installed base quantities to estimate future needs. At January 2, 2005, our inventory reserves were $3.6 million, or 8.8% of our $41.1 million gross inventories.

We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method, including material, labor and factory overhead.

Goodwill and Other Intangibles

At January 2, 2005, we had approximately $27.6 million in goodwill primarily resulting from our acquisitions of Revivant Corporation and Infusion Dynamics. In accordance with SFAS 142, Goodwill and Other Intangible Assets, we test our goodwill for impairment at least annually by comparing the fair value of our reporting units to the carrying value of those reporting units. Fair value is determined based on an estimate of the discounted future cash flows expected from the reporting units. The determination of fair value requires significant judgment on the part of management about future revenues, expenses and other assumptions that contribute to the net cash flows of the reporting units. Additionally, we periodically review our goodwill for impairment whenever events or changes in circumstances indicate that an impairment indicator has occurred.

Investments

At January 2, 2005, we had $1.6 million in investments in privately held companies focused in the medical devices industry. These investments are carried at cost. We periodically review the fair value of our investments to determine if impairment has occurred. We estimate the fair value of these investments based on an analysis of discounted cash flows. If we determine that the carrying value of an investment exceeds its fair value, we record an impairment charge to adjust the carrying value to estimated fair value, if the impairment is deemed other-than-temporary. The estimate of fair value of these investments, and the determination of whether impairment is temporary, requires that management make significant judgments that could affect the timing and amount of any impairment charge recorded.

Long Lived Assets

We periodically review the carrying amount of our long lived assets, including property and equipment, and intangible assets, to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, business climate and future cash flows expected to result from the use of the related assets. Our policy is to use discounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. This process requires judgment on the part of management.

Three Months Ended April 3, 2005 Compared To Three Months Ended April 4, 2004

Sales

Net sales by customer/product categories are as follows:

(000’s omitted)	April 3, 2005	April 4, 2004	% Change
Devices and Accessories to the Hospital Market-North America	$16,952	$21,138	(20)%
Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America	17,763	14,082	26%
Other Products to North America	5,095	5,031	1%

Subtotal North America	39,810	40,251	(1)%
All Products to the International Market	12,681	10,510	21%

Total Sales	$52,491	$50,761	3%

Net sales increased 3% to $52.5 million for the three months ended April 3, 2005, as compared to the same period a year earlier. A significant reason for this lack of total growth was due to approximately $10.1 million of equipment sales to the U.S. military in the prior year quarter compared to $2.9 million in the current year’s quarter. While we anticipated that prior year’s military business was unlikely to repeat in the current year, we were unable to obtain sufficient growth from the AutoPulse and other defibrillator markets to make up for the reduced military sales.

Sales to the North American hospital market decreased approximately $4.2 million compared to the same period a year prior. This decrease was primarily attributable to a decreased volume of our capital equipment sold to the U.S. military due to the completion of the PMI military contract, and our inability to replace that business in the current year’s quarter with sufficient volume of other hospital business. Although pricing has remained stable, we continue to face price competition from Philips and Medtronic.

Sales to the North American pre-hospital market increased approximately $3.7 million compared to the same period a year ago. The growth in the North American pre-hospital market was driven by $1.3 million in sales of the AutoPulse product which was acquired in the first quarter of fiscal 2005 through the acquisition of Revivant and approximately $1.4 million due to improved volume with our AED products.

Total sales of the AED products to all our markets were $8.4 million in comparison to $7.0 million for the same period last year. This increase was driven by volume, while pricing for the product was down slightly compared to the prior year period.

International sales increased by approximately $2.2 million in comparison to the same period a year earlier. This increase included a favorable impact of approximately $155,000 from foreign currency exchange rate movements. The growth in our international sales include approximately $1.2 million of increased sales volume through our foreign subsidiaries and approximately $600,000 of increased sales volume in our Latin American distributors.

Total sales of the AutoPulse product to all our markets were $1.6 million. New unit sales increased from 40 units in the first quarter of fiscal 2005 to over 100 units in the current quarter.

Gross Margins

Gross margin for the three months ended April 3, 2005 increased slightly compared to the comparable prior year quarter. The increase reflected an improvement in the mix of revenue from U.S. military sales and favorable EMS pricing due to increased sales of parameters offset by an increased percentage of International sales which typically carry lower margins.

Backlog

We ended the quarter April 3, 2005 with a total backlog of approximately $2.0 million compared to approximately $2.5 million at the end of the previous quarter. Capital equipment comprised approximately $1.0 million of the $2.0 million total backlog at the end of the current quarter and approximately $1.5 million of the $2.5 million total backlog at the end of the previous quarter. As we grow, in order to facilitate shipments given heavy end of quarter orders, we believe we need to establish a permanent backlog of orders that will not be shipped at the end of each quarter. Due to possible changes in delivery schedules, cancellation of orders and delays in shipments, our backlog at any particular date is not necessarily an accurate predictor of revenue for any succeeding period.

Costs and Expenses

Operating expenses for the three months ended April 3, 2005 and April 4, 2004 are as follows:

(000’s omitted)	April 3, 2005	% of Sales	April 4, 2004	% of Sales	Change %
Selling and marketing	$18,980	36%	$18,236	36%	4%
General and administrative	4,624	9%	3,552	7%	30%
Research and development	5,820	11%	4,680	9%	24%

Total expenses	$29,424	56%	$26,468	52%	11%

Selling and marketing expenses increased $700,000 for the three months ended April 3, 2005 compared to the three months ended April 4, 2004. This increase reflected $1.3 million of increased personnel related costs. This was partially offset by reductions in marketing expenditures of $400,000 and travel expenses of $100,000.

General and administrative expenses increased $1.1 million for the three months ended April 3, 2005 compared to the three months ended April 4, 2004. Approximately $325,000 of the total increase year over year is due to the acquisition of Revivant Corporation which was not included in the prior year’s expenses. The remaining increase is primarily attributable to increased consulting services and other outside services of approximately $550,000 including Sarbanes-Oxley compliance costs. The increase also reflects approximately $120,000 due to increased amortization of patents.

Research and development expenses increased $1.1 million for the three months ended April 3, 2005 compared to the three months ended April 4, 2004. Approximately $1.0 million of this change is attributable to spending at Revivant Corporation which was not included in the comparable quarter of the prior year. The remaining increase reflects continued expenditures on existing product platforms and on new projects.

Income Taxes

Our effective tax provision rate was 32% for the three months ended April 3, 2005 as compared to an effective tax provision rate of 33% for the same period in fiscal 2004. The slight difference reflects the continued generation of research and development tax credits, and the impact of foreign earnings taxed at differing rates.

Six Months Ended April 3, 2005 Compared To Six Months Ended April 4, 2004

Sales

Net sales by customer/product categories are as follows:

(000’s omitted)	April 3, 2005	April 4, 2004	% Change
Devices and Accessories to the Hospital Market-North America	$30,821	$40,392	(24)%
Devices, Accessories, and Data Management Software to the Pre-hospital Market-North America	35,936	28,902	24%
Other Products to North America	9,694	10,320	(6)%

Subtotal North America	76,451	79,614	(4)%
All Products to the International Market	26,669	21,989	21%

Total Sales	$103,120	$101,603	1%

Net sales increased slightly for the six months ended April 3, 2005, as compared to the same period a year earlier. North American hospital sales decreased $9.5 million or 24% from the comparable prior year period. The decrease stemmed from prior year’s military business of $18.6 million compared to $6.2 million in the current period. North American pre-hospital sales increased $7.0 million or 24% from the same period in 2004 due to $2.9 million of AutoPulse sales since acquisition, an increase of $2.2 million related to professional defibrillator and data products, and an increase of $1.9 million in AED sales.

Total sales of the AED products to all our markets were $16.7 million in comparison to $13.8 million for the same period last year. The change was driven by increased volume.

International sales increased by approximately $4.7 million in comparison to the same period a year earlier. This increase included a favorable impact of approximately $540,000 from foreign currency exchange rate movements. The growth in our international sales include approximately $2.4 million of increased sales through our foreign subsidiaries and approximately $1.3 million of increased sales in our Latin American distributors.

Total sales of the AutoPulse product to all our markets were $3.3 million for the six months ended April 3, 2005. In the first quarter of fiscal 2005, we shipped 50 units from the acquired backlog, another 30 units from the Revivant pipeline that were closed in the first quarter, and 40 units which originated and shipped in the first quarter. In the second quarter of fiscal 2005, comparable shipments of newly generated orders increased from 40 units to over 100 units compared to the prior quarter.

Gross Margins

Gross margin for the six months ended April 3, 2005 remained constant at approximately 56% of revenue as compared to the comparable prior year quarter. Margins for the six months ended April 3, 2005 were favorably impacted by the improvement in the mix of U.S. military sales, and the better mix of parameters offset primarily by the increase in International sales which typically carry lower margins and lower disposable sales which typically carry higher margins.

Costs and Expenses

Operating expenses for the six months ended April 3, 2005 and April 4, 2004 are as follows:

(000’s omitted)	April 3, 2005	% of Sales	April 4, 2004	% of Sales	Change %
Selling and marketing	$38,647	37%	$35,992	35%	7%
General and administrative	8,897	9%	6,737	7%	32%
Research and development	11,648	11%	9,020	9%	29%

Total expenses	$59,192	57%	$51,749	51%	14%

Selling and marketing expenses increased $2.7 million for the six months ended April 3, 2005 compared to the six months ended April 4, 2004. Approximately $500,000 of the total increase year over year is related to selling and marketing expenses of Revivant Corporation whose results were not included in the prior year’s quarter’s expenses. The remaining increase in selling and marketing expense was driven by increased personnel costs.

General and administrative expenses increased $2.2 million for the six months ended April 3, 2005 compared to the six months ended April 4, 2004. Approximately $625,000 of the total increase year over year is due to the acquisition of Revivant Corporation which was not included in the prior year’s quarter’s expenses. The balance of the increase is primarily due to increased professional services of approximately $1,100,000, including Sarbanes-Oxley compliance costs, and approximately $150,000 due to increased amortization.

Research and development expenses increased $2.6 million for the six months ended April 3, 2005 compared to the six months ended April 4, 2004. Approximately $2.0 million of this change is attributable to spending at Revivant Corporation which was not included in the comparable quarter of the prior year. The remaining increase reflects continued expenditures on existing product platforms and on new projects.

Income Taxes

Our effective tax benefit rate was 46% for the six months ended April 3, 2005 as compared to an effective tax provision rate of 33% for the same period in fiscal 2004. The difference in the effective tax rate is due to a discrete $130,000 research and development tax credit recorded during the quarter ended January 2, 2005 due to the enactment into law of the American Jobs Creation Act subsequent to October 3, 2004. This resulted in a larger tax benefit for the pretax loss recorded for the six months ended April 3, 2005. We believe our effective tax rate for the full fiscal year of 2005 will approximate 30%.

Liquidity and Capital Resources

Our overall financial condition remains strong. Our cash and cash equivalents at April 3, 2005 totaled $21.5 million compared with $40.7 million at October 3, 2004. In addition, we had marketable securities of $17.4 million at April 3, 2005 in comparison to $18.3 million at October 3, 2004. We have no long-term debt.

Cash Requirements:

We believe that the combination of existing cash, cash equivalents, and highly liquid short-term investments on hand, along with future cash to be generated by operations and amounts available under our line of credit will be sufficient to meet our ongoing operating and capital expenditure requirements for the foreseeable future. We believe we have, and will maintain, sufficient cash to meet future milestone contingency payments related to the Revivant acquisition. We may also need to draw on these funds in the future for potential acquisitions.

Sources and Uses of Cash:

To assist with the discussion, the following table presents the abbreviated cash flows for the six months ended April 3, 2005, and April 4, 2004:

(000’s omitted)	Six months ended April 3, 2005	Six months ended April 4, 2004
Net income (loss)	$(407)	$4,239
Changes not affecting cash	5,585	5,419
Changes in current assets and liabilities	(13,272)	(6,126)

Cash (used for) provided by operating activities	(8,094)	3,532
Cash used for investing activities	(11,671)	(17,613)
Cash provided by financing activities	396	2,147
Effect of foreign exchange rates on cash	156	331

Net change in cash and cash equivalents	(19,213)	(11,603)
Cash and cash equivalents – beginning of period	40,685	40,780

Cash and cash equivalents – end of period	$21,472	$29,177

Operating Activities

The increase in cash used for operating activities was primarily attributable to a decrease from net income in the prior year period to a net loss in the current year period which was responsible for $4.6 million of this change. The current period net loss results from lower U.S. military sales which occurred in the prior year period which did not recur in the current period. We also used cash of approximately $5 million to build up inventory at the end of the quarter when compared to the prior year quarter. This increase results primarily from a recent U.S. military contingency contract award. The remaining $2.0 million change was a result of the paydown of accrued expenses including 401K, sales and income tax payments. An additional $5 million payment from the U.S. military related to this contingency contract was received immediately following the end of the second quarter.

Investing Activities

The $5.9 million decrease in cash used in investing activities reflects a $3 million decrease in net purchases of marketable securities in the current fiscal year period compared to the prior year. The remaining change relates to a $1 million decrease in fixed asset additions and a $1 million decrease in acquisition payments compared to the prior year quarter.

Financing Activities

Cash provided by financing activities decreased by approximately $1.8 million from the previous year period. The change reflects a lower number of stock options exercised during the current period (26,999 shares in the current period verses 122,363 in the prior year period) at a lower weighted-average exercise price per share ($14.66 in the current period verses $17.53 in the prior year period).

Investments

As of April 3, 2005, we had investments in privately held technology companies with a carrying value of $1.6 million. We have performed a review of these investments and determined the carrying value of these investments approximates their fair value.

In March 2004, we acquired substantially all the assets of Infusion Dynamics, Inc. Under the terms of the acquisition, we are obligated to make additional earn out payments through 2006 and royalty payments through 2011 based on performance of the acquired business. Because additional consideration is based on the growth of sales, a reasonable estimate of the future payments to be made cannot be determined. When these contingencies are resolved and the consideration is distributable, we will record the fair value of the additional consideration as additional cost of the acquired assets.

We exercised our option to acquire Revivant Corporation on October 12, 2004. We paid $15 million in the form of cash and shares of our Common Stock as the initial merger consideration. As of April 3, 2005, we paid $1 million for the first milestone payment. We may be required to make future milestone payments, estimated to be approximately $14 million, tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. As of April 3, 2005, we may also make additional payments for the years 2005 through 2007 based on the growth of the AutoPulse sales. Because additional consideration is based on the growth of the AutoPulse sales, a reasonable estimate of the potential total purchase price cannot be determined. All payments will generally be a combination of cash and shares of our Common Stock.

We also have an option exercisable through October 2005 to acquire the remainder of LifeCOR, Inc. assets. If the option is exercised, we will make earn out payments to LifeCOR’s shareholders based upon future revenue growth of the acquired business over a five-year period. Because additional consideration is based on the growth of sales over a five-year period, a reasonable estimate of the total acquisition cost cannot be determined. As of April 3, 2005, we are also providing a $1.1 million working capital line of credit to LifeCOR secured by LifeCOR’s accounts receivable and other assets.

Debt Instruments and Related Covenants

We maintain a working capital line of credit with our bank. Under this working capital line, we may borrow on a demand basis. Currently, we may borrow up to $12.0 million at an interest rate equal to the bank’s base rate. No borrowings were outstanding on this line during the quarter ended April 3, 2005. There are no covenants related to this line of credit.

Off-Balance Sheet Arrangements

Our only off-balance sheet arrangements consist of non-cancelable operating leases entered into in the ordinary course of business and one minimum purchase commitment contract for a critical raw material component. The table shown below in the next section titled “Contractual Obligations and Other Commercial Commitments” shows the amounts of our operating lease commitments and purchase commitments payable by year. For liquidity purposes, we choose to lease our facilities and automobiles instead of purchasing them.

Contractual Obligations and Other Commercial Commitments

The following table sets forth certain information concerning our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments.

(000’s omitted)	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Non-Cancelable Operating Lease Obligations	$9,437	$2,030	$3,276	$2,771	$1,360
Purchase Obligations	357	357	—	—	—

Total Contractual Obligations	$9,794	$2,387	$3,276	$2,771	$1,360

Purchase obligations include all legally binding contracts which are non-cancelable. Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, purchase obligations for purchase of goods and services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based upon our current inventory needs and are fulfilled by our suppliers within short time periods. We also enter into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Contractual obligations that are contingent upon the achievement of certain milestones are not included in the table above. These include the milestone payments tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. These arrangements are not considered contractual obligations until the milestone is met. Assuming all future milestones were met, additional required payments would be approximately $15 million in cash and ZOLL stock.

In addition, contractual obligations that are contingent upon future performance and growth of sales are not included in the table above. These include the additional earn out payments and royalty payments for Infusion Dynamics through fiscal 2006; additional earn out payments for Revivant Corporation through fiscal 2007; and if we exercise our option to purchase LifeCOR, the additional earn out payments for LifeCOR through fiscal 2009. Because all of these earn out and royalty payments are based upon the growth of sales over several years, a reasonable estimate of the future payment obligations cannot be determined.

Hedging Activities

We use forward contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies as well as forecasted sales to subsidiaries denominated in foreign currencies. We had one forward exchange contract outstanding serving as a hedge of our Euro intercompany receivables in the notional amount of approximately 4.5 million Euros at April 3, 2005. The contract serves as a hedge of a substantial portion of our Euro-denominated intercompany balances. The fair value of the foreign currency derivative contract outstanding at April 3, 2005 was approximately $5.8 million resulting in an unrealized gain of $35,000. We had no forward exchange contracts outstanding serving as a hedge of a portion our forecasted sales to our subsidiaries at April 3, 2005.

Net realized gains/(losses) from foreign currency forward contracts included in the consolidated statement of operations totaled $275,000 and $(256,000) for the three month and six month period ended April 3, 2005, respectively, compared to net realized losses of $545,000 and $538,000 for the prior year comparable periods. Any gains or losses on the fair value of the derivative contract would be largely offset by the losses and gains on the underlying transaction. These offsetting gains and losses are not reflected above.

Legal and Regulatory Affairs

On December 10, 2004, a complaint was filed against Revivant by Dr. Thomas Fogarty and his affiliate, alleging that Revivant owes a 4% royalty on all of its sales. The Company believes the suit is without merit. Moreover, in connection with the Company’s acquisition of Revivant, the former stockholders of Revivant specifically agreed to indemnify the Company against Dr. Fogarty’s claim for all amounts up to $15 million. The

Company has the right to set-off these indemnity claims against future contingent amounts payable by it as part of the purchase price for Revivant.

The Company has been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required export licenses. The Company is cooperating with the Department of Justice in connection with its ongoing investigation, and has provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000. Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter.

In addition to these matters the Company is, from time to time, involved in the normal course of its business in various other litigation matters and regulatory issues, including product recalls. Although the Company is unable to quantify at the present time the exact financial impact in any of these matters, it believes that none of these other matters currently pending will have an outcome material to its financial condition or business.

Revenue Recognition

Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered reasonably assured. Circumstances which generally preclude the immediate recognition of revenue include shipping terms of FOB destination or the existence of a customer acceptance clause in a contract based upon customer inspection of the product. In these instances, revenue is deferred until adequate documentation is obtained to ensure that these criteria have been fulfilled. Similarly, revenues from the sales of our products to distributors fall under the same guidelines. For all significant orders placed by our distributors, we require an approved purchase order, we perform a credit review, and we ensure that the terms on the purchase order or contract are proper and do not include any contingencies which preclude revenue recognition. We do not typically offer any special right of return, stock rotation or price protection to our distributors or the end customers.

Our sales to customers often include a cardiac resuscitation device, disposable electrodes and other accessories. For the vast majority of our shipments, all deliverables are shipped together. In cases where some elements of a multiple element arrangement are not delivered as of a reporting date, we defer the fair value of the undelivered elements and only recognize the revenue related to the delivered elements in accordance with Emerging Issues Task Force (EITF) 00-21 “Revenue Arrangements with Multiple Deliverables”. Revenues are recorded net of estimated returns. Some sales to customers of our cardiac resuscitation devices may include some data collection software. The cardiac resuscitation device and software product can operate independently of each other and one does not impede the functionality of the other. In cases where both elements are included in a customer’s order but only one has been delivered by the reporting date, we defer the fair value of the undelivered element and recognize the revenue related to the delivered item.

We also license software under non-cancelable license agreements and provide services including training, installation, consulting and maintenance, which consist of product support services, periodic updates and unspecified upgrade rights (collectively, post-contract customer support (“PCS”)). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been delivered, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service. Revenue for services, such as software deployment, is recognized when the deployment is completed.

Our software arrangements contain multiple elements, which include software products, services and PCS. Generally, we do not sell computer hardware products with our software products. We will occasionally facilitate the hardware purchase by providing information to the customer such as where to purchase the equipment. We do not have vendor specific objective evidence of fair value for our software products. We do, however, have vendor specific objective evidence of fair value for items such as technical services, maintenance, upgrades and support for the software products based upon the price charged when such items are sold separately. Accordingly, for transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, we use the residual method as discussed in SOP 98-9, “Modification of SOP 97-2, With Respect to Certain Transactions.” Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

We do not ship any of our software products to distributors or resellers. Our software products are sold only by our sales force directly to the end user. We may sell software to system integrators who provide complete solutions to end users on a contract basis.

We have been awarded a contract by the U.S. government to achieve a “state of readiness” to supply defibrillators on short notice. Based on the award, we are receiving two types of payments from the U.S. government. The first payment is to reimburse us for the cost to acquire inventories required to meet potentially short notice delivery schedules. This payment is to be carried on our balance sheet as a liability under government contract.

We also are receiving other payments from the U.S. government to compensate us for managing the purchase, build, storage and inventory rotation process. This payment also compensates us for making future production capacity available. The portion of this second payment associated with the purchase and build aspects of the contract is being recognized on a percentage of completion basis while the portion of the second payment for the storage, inventory rotation and facilities charge is being recognized ratably over a year.

This government contract is for one year and the U.S. government has four one-year extension options that require the payment of additional fees to us if exercised. The U.S. government has two ways to acquire defibrillators under this contract. They may buy on a replenishment basis, which means we will record a sale under our normal U.S. government price list and maintain our “state of readiness” or they may buy on a non-replenishment basis which will still allow us to obtain normal margins but it will reduce our future obligations under this arrangement.

We recognized approximately $400,000 and $900,000 of percentage completion revenue for the three month and six months ended April 3, 2005, respectively, under this contract as we completed our “state of readiness”. In addition, over the course of the four quarters of 2005, we are recognizing a total of approximately $500,000 of revenue ratably related to the storage, inventory rotation and maintenance of capacity.

Allowance for Doubtful Accounts / Sales Returns and Allowances

We maintain an allowance for doubtful accounts for estimated losses, which are included in bad debt expense, resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly reviewing the aging of our accounts receivable and evaluating individual customer receivables, considering customers’ financial condition, historical experience, credit history and current economic condition. We also maintain an estimate of potential future product returns and discounts given related to trade-ins and to current period product sales. We analyze the rate of historical returns when evaluating the adequacy of the allowance for sales returns, which are included with the allowance for doubtful accounts on our balance sheet.

As of April 3, 2005, our accounts receivable balance of $53 million is reported net of allowances of $5 million. We believe our reported allowances at April 3, 2005 are adequate. If the financial conditions of our customers were to deteriorate, however, resulting in their inability to make payments, we may need to record additional allowances, resulting in additional expenses being recorded for the period in which such determination was made.

Warranty Reserves

Our products are sold with warranty provisions that require us to remedy deficiencies in quality or performance over a specified period of time, usually one to five years. We provide for the estimated cost of product warranties at the time product is shipped and revenue is recognized. The costs which we estimate include material, labor, and shipping. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our recorded liability of $3.0 million at April 3, 2005 is adequate to cover future costs for the servicing of our products sold through that date and under warranty. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Inventory Reserves

Significant management judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated, obsolete, or because the amount on hand is in excess of future needs. We provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. We estimate excess inventory amounts by reviewing quantities on hand and comparing those quantities to sales forecasts for the next 12 months; identifying historical service usage trends and matching that usage with the installed base quantities to estimate future needs. At April 3, 2005, our inventory reserves were $3.9 million, or 8.7% of our $44.5 million gross inventories.

We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method, including material, labor and factory overhead.

Goodwill and Other Intangibles

At April 3, 2005, we had approximately $27.3 million in goodwill primarily resulting from our acquisitions of Revivant Corporation and Infusion Dynamics. In accordance with SFAS 142, Goodwill and Other Intangible Assets, we test our goodwill for impairment at least annually by comparing the fair value of our reporting units to the carrying value of those reporting units. Fair value is determined based on an estimate of the discounted future cash flows expected from the reporting units. The determination of fair value requires significant judgment on the part of management about future revenues, expenses and other assumptions that contribute to the net cash flows of the reporting units. Additionally, we periodically review our goodwill for impairment whenever events or changes in circumstances indicate that an impairment indicator has occurred.

Investments

At April 3, 2005, we had $1.6 million in investments in privately held companies focused in the medical devices industry. These investments are carried at cost. We periodically review the fair value of our investments to determine if impairment has occurred. We estimate the fair value of these investments based on an analysis of discounted cash flows. If we determine that the carrying value of an investment exceeds its fair value, we record an impairment charge to adjust the carrying value to estimated fair value, if the impairment is deemed other-than-temporary. The estimate of fair value of these investments, and the determination of whether impairment is temporary, requires that management make significant judgments that could affect the timing and amount of any impairment charge recorded.

Long Lived Assets

We periodically review the carrying amount of our long lived assets, including property and equipment, and intangible assets, to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, business climate and future cash flows expected to result from the use of the related assets. Our policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable. This process requires judgment on the part of management.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have cash equivalents and marketable securities that primarily consist of money market accounts and fixed rate asset-backed corporate securities. The majority of these investments have maturities within one to five years. We believe that our exposure to interest rate risk is minimal due to the term and type of our investments and that the fluctuations in interest rates would not have a material adverse effect on our results of operations.

We have international offices in Canada, the United Kingdom, Netherlands, France, Germany, Austria and Australia. These subsidiaries transact business in their functional or local currency. Therefore, we are exposed to foreign currency exchange risks and fluctuations in foreign currencies, along with economic and political instability in the foreign countries in which we operate, all of which could adversely impact our results of operations and financial condition.

We use forward contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies as well as forecasted sales to subsidiaries denominated in foreign currencies. A forward contract obligates us to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These forward contracts are denominated in the same currency in which the underlying foreign currency receivables and forecasted sales are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. Unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings generally in the same period as exchange gains and losses on the underlying foreign denominated receivables and forecasted sales are recognized.

We had one forward exchange contract outstanding serving as a hedge of our Euro denominated intercompany receivables in the notional amount of approximately 4.5 million Euros at October 3, 2004. The contract serves as a hedge of a substantial portion of our Euro-denominated intercompany balances and settles on January 4, 2005. The fair value of the foreign currency derivative contract outstanding at October 3, 2004 was approximately $5.6 million resulting in an unrealized loss of $51,000. A sensitivity analysis of a change in the fair value of the Euro derivative foreign exchange contract outstanding at October 3, 2004 indicates that, if the U.S. dollar weakened by 10% against the Euro, the fair value of this contract would decrease by $558,000 resulting in a total loss on the contract of $609,000. Conversely, if the U.S. dollar strengthened by 10% against the Euro, the fair value of this contract would increase by $507,000 resulting in a total gain on the contract of $456,000. Any gains and losses on the fair value of the derivative contract would be largely offset by losses and gains on the underlying transaction. These offsetting gains and losses are not reflected in the analysis above.

Intercompany Receivable Hedge

Exchange Rate Sensitivity: October 3, 2004

(Amounts in $)

	Expected Maturity Dates
	2005	2006	2007	2008	2009	Thereafter	Total	Unrealized Gain/(Loss)
Forward Exchange Agreements (Receive $/Pay Euro) Contract Amount	$5,529,000						$5,529,000	$(51,000)
Average Contract Exchange Rate	1.2287	—	—	—	—	—	1.2287	—

We had four forward exchange contracts outstanding serving as a hedge of a portion our forecasted sales to our subsidiaries in the notional amount of approximately $1.7 million at October 3, 2004. These contracts mature on January 4, 2005. The fair value of the foreign currency derivative contracts outstanding at October 3, 2004 was approximately $1.7 million. A sensitivity analysis of a change in the fair value of the derivative foreign exchange contracts outstanding at October 3, 2004 indicates that, if the U.S. dollar weakened by 10%, the fair value of these contracts would decrease by $168,000 resulting in a total loss on the contracts of $186,000. Conversely, if the U.S. dollar strengthened by 10%, the fair value of these contracts would increase by $153,000 resulting in a total gain on the contracts of $135,000. Any gains and losses on the fair value of the derivative contract would be largely offset by losses and gains on the underlying transaction. These offsetting gains and losses are not reflected in the analysis above.

Cash Flow Hedges

Exchange Rate Sensitivity: October 3, 2004

(Amounts in $)

	Expected Maturity Dates
	2005	2006	2007	2008	2009	Thereafter	Total	Unrealized Gain/(Loss)
Forward Exchange Agreements (Receive $/Pay Euro) Contract Amount	$620,000	—	—	—	—	—	620,000	(1,000)
Average Contract Exchange Rate	1.2398	—	—	—	—	—	1.2398	—
Forward Exchange Agreements (Receive $/Pay GBP) Contract Amount	$713,000	—	—	—	—	—	713,000	(6,000)
Average Contract Exchange Rate	1.7831	—	—	—	—	—	1.7831	—
Forward Exchange Agreements (Receive $/Pay AUD) Contract Amount	$142,000	—	—	—	—	—	$142,000	$(3,000)
Average Contract Exchange Rate	0.7118	—	—	—	—	—	0.7118	—
Forward Exchange Agreements (Receive $/Pay CAD) Contract Amount	$190,000	—	—	—	—	—	$190,000	$(8,000)
Average Contract Exchange Rate	0.7593	—	—	—	—	—	0.7593	—

We had one forward exchange contract outstanding serving as a hedge of our Euro intercompany receivables in the notional amount of approximately 4.5 million Euros at January 2, 2005. The contract serves as a hedge of a substantial portion of our Euro-denominated intercompany balances. The fair value of the foreign currency derivative contract outstanding at January 2, 2005 was approximately $6.0 million resulting in an unrealized gain of $138,000. A sensitivity analysis of a change in the fair value of the Euro derivative foreign exchange contract outstanding at January 2, 2005 indicates that, if the U.S. dollar weakened by 10% against the Euro, the fair value of this contract would decrease by $597,000 resulting in a total loss on the contract of $459,000. Conversely, if the U.S. dollar strengthened by 10% against the Euro, the fair value of this contract would increase by $543,000 resulting in a total gain on the contract of $681,000. Any gains and losses on the fair value of the derivative contract would be largely offset by losses and gains on the underlying transaction. These offsetting gains and losses are not reflected in the analysis above.

Intercompany Receivable Hedge

Exchange Rate Sensitivity: January 2, 2005

(Amounts in $)

	Expected Maturity Dates						Total	Unrealized Gain
	2005	2006	2007	2008	2009	Thereafter
Forward Exchange Agreements (Receive $/Pay Euro) Contract Amount	$6,109,000						$6,109,000	$138,000
Average Contract Exchange Rate	1.3576	—	—	—	—	—	1.3576	—

We had no forward exchange contracts outstanding serving as a hedge of a portion of our forecasted sales to our subsidiaries at January 2, 2005.

We had one forward exchange contract outstanding serving as a hedge of our Euro intercompany receivables in the notional amount of approximately 4.5 million Euros at April 3, 2005. The contract serves as a hedge of a substantial portion of our Euro-denominated intercompany balances. The fair value of the foreign currency derivative contract outstanding at April 3, 2005 was approximately $5.8 million resulting in an unrealized gain of $35,000. A sensitivity analysis of a change in the fair value of the Euro derivative foreign exchange contract outstanding at April 3, 2005 indicates that, if the U.S. dollar weakened by 10% against the Euro, the fair value of this contract would decrease by $581,000 resulting in a total loss on the contract of $546,000. Conversely, if the U.S. dollar strengthened by 10% against the Euro, the fair value of this contract would increase by $528,000 resulting in a total gain on the contract of $563,000. Any gains and losses on the fair value of the derivative contract would be largely offset by losses and gains on the underlying transaction. These offsetting gains and losses are not reflected in the analysis above.

Intercompany Receivable Hedge

Exchange Rate Sensitivity: April 3, 2005

(Amounts in $)

	Expected Maturity Dates						Total	Unrealized Gain
	2005	2006	2007	2008	2009	Thereafter
Forward Exchange Agreements (Receive $/Pay Euro) Contract Amount	$5,843,000						$5,843,000	$35,000
Average Contract Exchange Rate	1.2985	—	—	—	—	—	1.2985

We had no forward exchange contracts outstanding serving as a hedge of a portion our forecasted sales to our subsidiaries at April 3, 2005.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the capital stock of ZOLL does not purport to be complete and is qualified in its entirety by reference to the Restated Articles of Organization (the “Charter”) and the Amended and Restated Bylaws (the “Bylaws”) of ZOLL.

Authorized and Outstanding Capital Stock

The Company is authorized to issue up to 19,000,000 shares of common stock, of which 9,574,809 shares are currently issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Subject to the prior right of any holders of preferred stock with respect to dividends, the holders of common stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock have the right to a ratable portion of assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. The holders of common stock have no preemptive rights or rights to convert their common stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of common stock are, including the shares registered hereunder, fully paid and non-assessable. Certain rights of the holders of common stock may be subject to the rights of the holders of preferred stock which may be issued in the future as described below.

Preferred Stock

The Board of Directors has the authority to issue the preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions, including:

•	dividend rights;

•	dividend rate;

•	conversion rights;

•	voting rights;

•	terms of redemption (including sinking fund provisions);

•	redemption price or prices;

•	liquidation preferences; and

•	the number of shares constituting any series or the designation of such series,

without any further vote or action by the shareholders. These rights and privileges could adversely affect the voting power of holders of common stock or their rights to received dividends or liquidation proceeds.

The Company believes that the Board of Directors’ power to issue preferred stock will provide flexibility in connection with possible corporate transactions. It could also have the effect, however, of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding common stock of the Company.

Shareholder Rights Plan

On June 8, 1998, the Board of Directors of the Company adopted a Shareholder Rights Agreement (the “Rights Agreement”). The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a “Right”) for each outstanding share of common stock of the Company to shareholders of record as of the close of business on June 9, 1998 (the “Record Date”). In addition, one Right will automatically attach to each share of common stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), at a cash exercise price of $35.00 per Unit (the “Exercise Price”), subject to adjustment.

Initially, the Rights are not exercisable and are attached to and trade with all shares of common stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the common stock and will become exercisable upon the earliest of (1) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of common stock (an “Acquiring Person”) (the date of said announcement being referred to as the “Stock Acquisition Date”), (2) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of common stock or (3) the determination by the Board of Directors that any person is an “Adverse Person” (the earliest of such dates being herein referred to as the “Distribution Date”). In the case of certain shareholders of the Company who beneficially owned 15% or more of the outstanding shares of the Company’s common stock as of June 9, 1998 (such shareholders are referred to in the Rights Agreement as “grandfathered persons”), the Rights generally will be distributed only if any such shareholder acquires or proposes to acquire additional shares of the Company’s common stock. In addition, a “grandfathered person” generally will become an Acquiring Person only if such person acquires additional shares of the Company’s common stock.

The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of common stock and a determination by the Board of Directors, after reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, that (1) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the common stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders, but for the actions and possible actions of such person, would not be served by taking such action or entering into such transaction or series of transactions at that time or (2) such beneficial ownership is causing, or is reasonably likely to cause, a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company’s ability to maintain its competitive position) on the business or prospects of the Company. No delay or failure by the Board of Directors to declare a person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such persons as the Board of Directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (1) the Rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (2) new common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (3) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 8, 2008 (the “Expiration Date”), unless previously redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of common stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person, an Adverse Person or their associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of Units of Series A Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the “Subscription Right”).

In the event that, at any time following the Stock Acquisition Date, (1) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (2) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (3) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Rights Agreement) become null and void.

At any time after a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of common stock or Units of Series A Preferred Stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the common stock of the Company.

The Exercise Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (2) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (3) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Series A Preferred Stock on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earliest of (1) the date on which a person is declared to be an Adverse Person, (2) the time at which any person becomes an Acquiring Person, or (3) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

The Rights Agreement may be amended by the Board of Directors in its sole discretion until the earliest to occur of (1) the time at which any person becomes an Acquiring Person or (2) the date on which a person is declared to be an Adverse Person. After such time or date, as the case may be, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person or their associates or affiliates). In addition, the Board of Directors may at any time prior to the earliest to occur of (1) the time at which any person becomes an Acquiring Person or (2) the date on which a person is declared to be an Adverse Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (a) the sum of 0.001% and the largest percentage of the outstanding common stock then owned by any person and (b) 10%.

Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

Massachusetts Law and Certain Charter and Bylaw Provisions

Certain of the provisions of Massachusetts law and the Company’s Charter and Bylaws may discourage or make more difficult a proxy contest or the assumption of control by a holder of a substantial block of the Company’s stock or the removal of the incumbent Board of Directors. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. In addition, such provisions could tend to reduce the temporary fluctuations in the market price of the Company’s stock which are caused by accumulations of stock. Accordingly, shareholders could be deprived of certain opportunities to sell their stock at temporarily higher market prices.

Under Chapter 110F of the Massachusetts General Laws, a Massachusetts corporation may not engage in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (1) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (2) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (3) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger or consolidation, certain stock or asset sales and certain other specified transactions resulting in a financial benefit to the interested stockholder.

Massachusetts General Laws Chapter 156D, Section 8.06 requires publicly held Massachusetts corporations which have not “opted out” of Section 8.06 to have a classified board of directors consisting of three classes as nearly equal in size as possible. Section 8.06 also provides that such directors shall be subject to removal by the shareholders only for cause. In accordance with such statute, the Company’s Board of Directors has been divided into three classes, with each class serving for a staggered three-year term. The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, control of the Company.

The Company’s Bylaws include a provision which excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any shareholder of a corporation subject to the statute who acquires 20% or more of the outstanding voting stock of such corporation may not vote such stock unless shareholders of such corporation so authorize. As a result of the Company’s decision to “opt out” of the statute, the voting restrictions of Chapter 110D are not currently applicable to the Company’s shareholders. The Board of Directors may amend the Company’s Bylaws at any time to subject the Company to this statute prospectively.

The Company’s Charter contains a provision authorizing a class of preferred stock whose terms are not defined in the Charter but whose terms may be fixed by the Board of Directors without further shareholder approval.

The Company’s Bylaws provide that the directors and officers of the Company shall generally be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or in the future may be amended, against all expenses and liabilities reasonably incurred in connection with service for and on behalf of the Company. In addition, the Charter provides that the directors of the Company will not be personally liable to the Company or its shareholders for monetary damages for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company and its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, approved certain loans to insiders or derived an improper benefit from their actions as directors.

The Company’s Bylaws also provide that shareholders may remove directors only for cause and that any amendment of the provisions providing for the indemnification of directors and officers must be approved by the vote of two-thirds of the outstanding voting stock.

The Company’s Bylaws also provide that special meetings of shareholders may be called only by the Chairman of the Board, the President, a majority of the Board of Directors or by shareholders holding two-thirds in interest of the common stock entitled to vote at such meeting or such lesser percentage, if any (but not less than 40%), as shall be determined to be the maximum percentage permitted by applicable law. In addition, the Bylaws contain provisions requiring shareholders who wish to introduce matters or to nominate directors at a shareholders meeting to provide written notice in advance of any annual or special meeting of shareholders.

REGISTRATION RIGHTS

The following is a summary of material terms and provisions relating to the registration rights granted to the selling shareholders pursuant to the merger agreement. The following summary may not contain all the information that is important to you; however, you can access complete information by referring to the merger agreement attached as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 8, 2004.

We are contractually obligated, by the merger agreement, to file a registration statement covering all of the shares of our common stock issued to the selling shareholders as merger consideration, including the 224,300 shares issued as initial merger consideration and the 15,188 shares issued as part of the contingent merger consideration. In the event more shares are issued to the selling shareholders as merger consideration than have been registered hereby, we will be required to file one or more additional registration statements to register such additional shares. The number of additional registration statements and the amount of shares of our common stock to be issued under the additional registration statements depends on the achievement of various clinical and financial milestones. Additional details about our registration statement obligations as to the clinical and financial milestones can be found in the merger agreement.

We must, under the terms of the merger agreement, use commercially reasonable efforts to:

•	cause this initial registration statement and any additional registration statements to be declared effective by the Securities and Exchange Commission within 90 calendar days after the filing of such registration statement;

•

keep each such registration statement continuously effective, subject to certain contingencies, until the earlier of: (1) two years after the close of the merger in the case of the initial registration statement or two years after the applicable date of issuance in the case of additional registration statements and (2) such time as all of the shares of our common stock offered by former Revivant shareholders may be sold under Rule 144 of the Securities Act on a single day;

•	file such amendments or supplements as may be necessary so that the prospectus contained in this registration statement and in any additional registration statements can be delivered by any selling shareholders to purchasers of our common stock in accordance with applicable law; and

•	effect, subject to certain limitations, all such registrations, qualifications and compliances as any selling shareholder may reasonably request and that would permit or facilitate the sale of his, her or its shares of our common stock.

The merger agreement requires that we bear all expenses of registering the common stock offered by this prospectus and any additional registration statements, which includes, without limitation, printing expenses, legal fees and disbursements for our counsel, “blue sky” expenses, accounting fees and filing fees.

In addition, subject to the limitations contained in the merger agreement, we have agreed to indemnify the selling shareholders and certain related persons against any costs or expenses (including attorney’s fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement and the selling shareholders have agreed to indemnify us and certain related parties against any losses, claims, damages, liabilities or amounts paid in settlement arising out of or relating to (1) any untrue or alleged untrue statement of a material fact contained or expressly incorporated by reference in this registration statement and in any additional registration statements, including any preliminary or final prospectus contained therein or any amendment or supplement thereto, (2) the omission or alleged omission of any material fact in this registration statement or in any additional registration statements required to be stated therein or necessary to make the statements therein not misleading and (3) any violation or alleged violation by us of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated thereunder.

Moreover, we have agreed to reimburse, subject to certain limitations contained in the merger agreement, the selling shareholders and certain related persons for any legal or other expenses reasonably incurred by any of them in connection with investigating or defending any loss, claim, liability or action.

However, each selling shareholder is responsible for the previously mentioned losses, claims, damages or liabilities only to the extent that such loss, claim, damage or liability occurred in reliance and in conformity with written information furnished by such selling shareholder for use in the applicable registration statement. Moreover, such selling shareholder will reimburse any legal or other expenses reasonably incurred by us and certain related parties in connection with investigating or defending any such loss, claim, damage, liability or action.

USE OF PROCEEDS

The selling shareholders will receive all of the net proceeds from sales of shares of our common stock offered by this prospectus. We will not receive any of the proceeds upon the resale of the common stock by the selling shareholders.

SELLING SHAREHOLDERS

In connection with the closing of the merger, we issued shares of common stock to certain shareholders of Revivant pursuant to the merger agreement. Furthermore, in connection with the achievement of a clinical milestone, we issued shares of common stock to certain shareholders of Revivant pursuant to the merger agreement. We may, in the future, issue additional shares to these shareholders and other shareholders of Revivant. In connection with the merger, we agreed to file a registration statement with the Securities and Exchange Commission to register for resale the common shares issued under the merger agreement.

The common stock offered by this prospectus may be offered from time to time by the selling shareholders named below, or by any of their pledgees, donees, transferees or other successors in interest. The selling shareholders will receive all of the net proceeds from the sale of shares of common stock under this prospectus. The amounts and information set forth below are based upon information provided to us by the selling shareholders or his, her or its representative, or on our records, as of October 29, 2004 and updated as indicated as of November 23, 2004. To our knowledge, none of the selling shareholders has had any material relationship with us within the past three years.

The following table sets forth as of May 16, 2005: (1) the name of each selling shareholder for whom we are registering common shares under this registration statement and (2) the number of common shares that may be offered by each selling shareholder under this prospectus. The following table sets forth as of October 29, 2004: (1) the number of shares beneficially owned by each of the selling shareholders prior to the offering and (2) the number of common shares to be owned by each selling shareholder after completion of this offering. In addition, we are registering an additional 750,321 shares that may be issued to the former shareholders of Revivant under the contingent payment provisions of the merger agreement. This table assumes that the selling shareholders will sell all of the shares of common stock covered by this prospectus. Information concerning the selling shareholders may change from time to time, and any changed information will be set forth in supplements to this prospectus to the extent required.

	Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Shares of Common Stock Offered in the Offering	Shares of Common Stock Beneficially Owned After the Offering (1)
Name of Beneficial Owners of Shares of Common Stock	Number	Percentage (2)		Number (3)	Percentage(2)
JP Morgan Chase Manhattan Bank as Custodian to BVCF IV, L.P.	0	*	37,667	0	*

Canaan Equity II Entrepreneurs LLC	0	*	4,779	0	*

Canaan Equity II L.P.	0	*	60,197	0	*

Canaan Equity II L.P. (QP)	0	*	26,927	0	*

CHL Medical Partners, L.P.	0	*	27,006	0	*

Fogarty Family Revocable Trust dated 9/14/71, as Amended & Restated 2/14/91	0	*	8,098	0	*
Thomas J. Fogarty, Trustee of Fogarty Separate Property Trust dated 2/6/87	0	*	53,658	0	*

Ludlum-Wong Living Trust	0	*	3,797	0	*

MedVenture Associates II	0	*	6,139	0	*

Winston A. Porter	0	*	1,519	0	*

Name of Beneficial Owners of Shares of Common Stock	Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Shares of Common Stock Offered in the Offering	Shares of Common Stock Beneficially Owned After the Offering (1)
	Number	Percentage (2)		Number (3)	Percentage(2)
Seth Rudnik	0	*	482	0	*

Three Arch Partners, L.P.	0	*	8,460	0	*

Gregory Williams	0	*	759	0	*

Stockholders’ Representatives (4)	0	*	750,321	0	*

Additional selling shareholders (5)	0	*	750,321	0	*

(*)	Less than 1.0%

(1)	Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security.

(2)	Based on 9,574,809 outstanding shares of our common stock as of April 8, 2005 and the 750,321 shares registered hereby that may be issued to former shareholders of Revivant under the contingent payment provisions of the merger agreement.

(3)	The share amount listed in this column assumes that the selling shareholder will sell all of the shares of our common stock covered by this prospectus.

(4)	The Stockholders’ Representatives are Brent Aherns, Terry Gould, Tim Howe and Kenneth Ludlum. In lieu of distributing the shares directly to the additional selling shareholders, the shares may be issued to the Stockholders’ Representatives who will cause such shares to be sold as an obligation of the Stockholders’ Representative under the merger agreement.

(5)	The Company is registering an additional 750,321 shares that may be issued to former shareholders of Revivant under the contingent payment provisions of the merger agreement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. Sales of shares may be made by the selling shareholders, including their pledgees, donees, transferees or other successors-in-interests, directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the Nasdaq National Market, any exchange upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in making short sales or in transactions to cover short sales; and

•	put or call option transactions relating to the shares.

The selling shareholders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short positions or other derivative transactions relating to the shares of our common stock or of securities convertible into or exchangeable for the shares of our common stock in the course of hedging positions they assume with the selling shareholders and may deliver such securities to close out their short positions or otherwise settle short sales or other transactions. The selling shareholders may also loan or pledge shares to broker-dealers or other third-parties. In connection with those transactions, the broker-dealers or other third-parties may sell such loaned or pledged shares. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling shareholders may be, and any broker-dealers that act in connection with the sale of shares are deemed to be, “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling shareholders and the selling shareholders have agreed to indemnify us against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed each selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to his, her or its sales in the market.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such sale meets the criteria and conforms to the requirements of Rule 144.

The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other reasonable costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, all national securities exchange or automated quotation system application and filing fees, blue sky registration and filing fees, and fees and expenses of our counsel and our accountants.

EquiServe Trust Company, N.A. serves as transfer agent and registrar for our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Securities and Exchange Commission’s public reference room at the following location:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the Public Reference Room. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission’s web site at www.sec.gov.

We will also provide a copy of any and all of these documents (not including exhibits to those documents) to any person, without charge, upon written or oral request to the following address and telephone number:

ZOLL Medical Corporation

269 Mill Road

Chelmsford, MA 01824-4105

Attention: Stockholder Relations

(978) 421-9655

www.zoll.com

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations promulgated thereunder. This prospectus is a part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the content of any contract, agreement or other documents referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this prospectus in light of that exhibit. The registration statement and its exhibits are available for inspection as set forth above.

This prospects does not constitute an offer to sell or a solicitation of an offer to purchase the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or a solicitation of an offer. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in this prospectus or in the affairs of the Company since the date of the prospectus.

LEGAL MATTERS

Certain legal matters with respect to the securities offered pursuant to this registration statement will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. A professional corporation controlled by Raymond C. Zemlin, the Secretary of the Company, is a partner of Goodwin Procter LLP, which receives compensation from the Company for rendering legal services.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule at October 3, 2004 and September 28, 2003, and for each of the three years in the period ended October 3, 2004, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

The financial statements of Revivant as of December 31, 2003 and 2002 and for each of the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Revivant’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

ZOLL MEDICAL CORPORATION

FOR

FISCAL YEAR ENDED OCTOBER 3, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of ZOLL Medical Corporation

We have audited the accompanying consolidated balance sheets of ZOLL Medical Corporation as of October 3, 2004 and September 28, 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended October 3, 2004. Our audits also included the financial statement schedule listed in the Index at Item 16(b)(2). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZOLL Medical Corporation at October 3, 2004 and September 28, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 3, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

November 8, 2004

Boston, Massachusetts

ZOLL Medical Corporation

Consolidated Balance Sheets

(000’s omitted, except per share amounts)	Oct. 3, 2004	Sept. 28, 2003
Assets
Current assets:
Cash and cash equivalents	$40,685	$40,780
Marketable securities	18,325	19,992
Accounts receivable, less allowances of $4,855 and $4,689 at October 3, 2004 and September 28, 2003, respectively	51,038	47,906

Inventories:
Raw materials	12,284	13,662
Work-in-process	4,379	4,712
Finished goods	15,039	16,014

	31,702	34,388

Prepaid expenses and other current assets	7,273	5,042

Total current assets	149,023	148,108

Property and equipment at cost:
Land and buildings	1,136	3,527
Machinery and equipment	39,949	34,512
Construction in progress	3,834	1,147
Tooling	8,155	7,678
Furniture and fixtures	2,796	2,173
Leasehold improvements	4,417	3,789

	60,287	52,826

Less accumulated depreciation	36,066	29,780

Net property and equipment	24,221	23,046

Investments	9,858	12,804
Notes receivable	7,129	5,805
Goodwill	3,281	361
Intangibles and other assets, net	13,680	1,972

	$207,192	$192,096

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$12,321	$12,204
Accrued expenses and other liabilities	21,917	22,399

Total current liabilities	34,238	34,603

Deferred income taxes	2,008	1,502
Commitments and contingencies (Note I)

Stockholders’ equity:
Preferred stock, $0.01 par value, authorized 1,000 shares, none issued or outstanding
Common stock, $0.02 par value, authorized 19,000 shares, 9,309 and 9,063 issued and outstanding at October 3, 2004 and September 28, 2003, respectively	186	181
Capital in excess of par value	105,916	99,714
Accumulated other comprehensive loss	(2,018)	(1,810)
Retained earnings	66,862	57,906

Total stockholders’ equity	170,946	155,991

	$207,192	$192,096

See accompanying notes.

ZOLL Medical Corporation

Consolidated Income Statements

	YEAR ENDED
(000’s omitted, except per share data)	Oct. 3, 2004	Sept. 28, 2003	Sept. 29, 2002
Net sales	$211,785	$184,603	$150,227
Cost of goods sold	92,545	81,477	65,274

Gross profit	119,240	103,126	84,953
Expenses:
Selling and marketing	74,946	59,461	48,645
General and administrative	14,504	12,404	11,193
Research and development	18,376	14,115	11,536

Total expenses	107,826	85,980	71,374

Income from operations	11,414	17,146	13,579
Investment and other income	1,323	2,033	1,595

Income before income taxes	12,737	19,179	15,174
Provision for income taxes	3,781	6,329	4,944

Net income	$8,956	$12,850	$10,230

Basic earnings per common share	$0.97	$1.42	$1.15
Weighted average common shares outstanding	9,191	9,030	8,919

Diluted earnings per common and common equivalent share	$0.96	$1.40	$1.12
Weighted average common and common equivalent shares outstanding	9,304	9,204	9,158

See accompanying notes.

ZOLL Medical Corporation

Statements of Stockholders’ Equity and Comprehensive Income

(000’s omitted)	Common Shares	Amount	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
Balance at September 30, 2001	8,884	$178	$96,414	$19	$34,826	$131,437

Exercise of stock options	58	1	608			609
Tax benefit realized upon exercise of stock options			490			490
Comprehensive income:
Net income					10,230	10,230
Unrealized loss on available-for-sale securities				(151)		(151)
Cumulative foreign currency translation adjustment				(703)		(703)

Total comprehensive income						9,376

Balance at September 29, 2002	8,942	179	97,512	(835)	45,056	141,912

Exercise of stock options	121	2	1,155			1,157
Tax benefit realized upon exercise of stock options			1,047			1,047
Comprehensive income:
Net income					12,850	12,850
Unrealized loss on available-for-sale securities				(43)		(43)
Cumulative foreign currency translation adjustment				(932)		(932)

Total comprehensive income						11,875

Balance at September 28, 2003	9,063	181	99,714	(1,810)	57,906	155,991

Exercise of stock options	245	5	5,109			5,114
Tax benefit realized upon exercise of stock options			1,093			1,093
Comprehensive income:
Net income					8,956	8,956
Unrealized loss on available-for-sale securities				(98)		(98)
Unrealized loss on derivatives				(18)		(18)
Cumulative foreign currency translation adjustment				(92)		(92)

Total comprehensive income						8,748

Balance at October 3, 2004	9,308	$186	$105,916	$(2,018)	$66,862	$170,946

See accompanying notes.

ZOLL Medical Corporation

Consolidated Statements of Cash Flows

	YEAR ENDED
(000’s omitted)	Oct. 3, 2004	Sept. 28, 2003	Sept. 29, 2002
Operating Activities:

Net income	$8,956	$12,850	$10,230

Charges not affecting cash:
Depreciation and amortization	9,320	7,881	6,758
Tax benefit from the exercise of stock options	1,093	1,047	490
Accounts receivable allowances	1,181	1,227	682
Inventory reserve	1,056	453	341
Net realized gains on sale of marketable securities	161	(95)	(227)
Unrealized loss from hedging activities	84	—	—
Provision for warranty expense	1,315	961	665
Loss on disposal of building	201	—	—
Deferred income taxes	(919)	(751)	128

Changes in current assets and liabilities, net of effect of acquisitions:
Accounts receivable	(2,472)	(5,148)	(6,051)
Inventories	1,426	(6,853)	(9,113)
Prepaid expenses and other current assets	(1,316)	(686)	(583)
Accounts payable and accrued expenses	(5,166)	9,089	8,549

Net cash provided by operating activities	14,920	19,975	11,869

Investing Activities:
Additions to property and equipment	(11,704)	(10,879)	(8,321)
Disposals of property and equipment	2,028	—	—
Purchases of marketable securities	(9,000)	(25,382)	(17,653)
Proceeds from sales and maturities of marketable securities	10,074	15,390	23,458
Equity investments in private companies	—	(10,804)	—
Equity investment in Revivant Corporation	(567)	—	—
Acquisition of Infusion Dynamics	(6,924)	—	—
Acquisition of LifeCOR technology	(4,221)	—	—
Amounts advanced to LifeCOR under a line of credit	(721)	—	—
Issuance of note receivable to Revivant Corp.	—	(5,000)	—
Other assets, net	604	65	311

Net cash used in investing activities	(20,431)	(36,610)	(2,205)

Financing Activities:
Exercise of stock options	5,114	1,157	609

Net cash provided by financing activities	5,114	1,157	609

Effect of exchange rates on cash and cash equivalents	302	600	82

Net (decrease) increase in cash and cash equivalents	(95)	(14,878)	10,355
Cash and cash equivalents at beginning of year	40,780	55,658	45,303

Cash and cash equivalents at end of year	$40,685	$40,780	$55,658

Supplemental disclosures of cash flow information:

Cash paid during the year:
Income taxes	$6,180	$5,026	$3,816

See accompanying notes.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements

Note A-Significant Accounting Policies

Description of Business: ZOLL Medical Corporation (“the Company”) designs, manufactures, markets and/or sells non-invasive resuscitation devices and related software solutions. The Company’s products include pacing and defibrillation devices, circulatory assist devices and a fluid resuscitation device. These devices help healthcare professionals, emergency medical service providers, and first responders diagnose and treat victims of trauma, as well as sudden cardiac arrest. Additionally, through its subsidiary ZOLL Data Systems, ZOLL designs and markets software that automates the collection and management of both clinical and non-clinical data.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications: Certain reclassifications have been made to prior years’ consolidated financial statements to conform to the 2004 presentation.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Substantially all cash and cash equivalents are invested in a money market investment account. These amounts are stated at cost, which approximates market value.

Marketable Securities: The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 establishes the accounting and reporting requirements for all debt securities and for investments in equity securities that have readily determinable fair values. All marketable securities must be classified as one of the following: held-to-maturity, available-for-sale, or trading. The Company classifies its marketable securities as available-for-sale and, as such, carries the investments at fair value, with unrealized holding gains and losses reported in stockholders’ equity as a separate component of accumulated other comprehensive income (loss). The cost of securities sold is determined based on the specific identification method. Realized gains and losses, and declines in value judged to be other than temporary, are included in investment income.

Concentration of Risk: The Company sells its products primarily to hospitals, emergency care providers, the U.S. military and university teaching hospitals. Collateral is generally not required. With the introduction of the AED Plus product, the Company has established distribution agreements with approximately 180 distributors to distribute this product. The Company performs periodic credit evaluations of its customers’ financial condition. Total sales to various branches of the United States military were approximately $30 million in 2004, $15 million in 2003, and $4 million in 2002. No single customer accounted for more than 10% of the Company’s total net sales or accounts receivable.

In addition, the Company sells its products to the international market to both end users and distributors. Although the Company does not foresee a credit risk associated with international receivables to either end users or distributors, repayment is dependent upon the financial stability of the customers to which it sells. In order to mitigate the risk of loss in geographical areas with historical credit risks, in some cases the Company requires letters of credit from its foreign customers. Foreign sales accounted for 24%, 26% and 26% of the Company’s net sales in 2004, 2003 and 2002, respectively. The percent of foreign sales to distributors was approximately 37% in 2004, 49% in 2003, and 48% in 2002. No single distributor or end-user customer accounts for a significant portion of the Company’s international sales or accounts receivable. No individual foreign country represented a significant portion of the Company’s sales or accounts receivable.

The Company maintains reserves for potential trade receivable credit losses, and such losses historically have been within management’s expectations. These reserves are charged to bad debt expense when established.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Specifically identified reserves are charged to selling and marketing expenses. Provisions for general reserves are charged to general and administrative expenses. The Company determines the adequacy of this allowance by regularly reviewing the aging of its accounts receivable and evaluating individual customer receivables, considering customers’ financial condition, historical experience, credit history and current economic condition.

Financial Instruments: Management estimates the fair value of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The carrying value of these financial instruments approximated their fair value at October 3, 2004 and September 28, 2003, respectively, due to the short-term nature of these instruments.

The Company utilizes foreign currency forward contracts to reduce its exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies and forecasted foreign currency denominated sales to subsidiaries. The Company accounts for all derivative financial instruments (foreign currency forward contracts) in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivative instruments designed as cash flow and net investment hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”), and the ineffective portions are recognized in earnings. To date, the ineffective portions of changes in the fair value of derivatives have not been material.

Inventories: Inventories, principally purchased parts, are valued at the lower of first-in, first-out (“FIFO”) cost or market. Market is determined by the replacement value for raw materials and net realizable value, after allowance for estimated costs of completion and disposal, for work-in-process and finished goods. The Company provides a reserve for the total value of inventories that it determines to be excess or obsolete based on criteria such as customer demand, changing technologies and forecasted usage. At October 3, 2004 and September 28, 2003, our inventory reserves were $3.4 million, or 9.7% of our $35.1 million gross inventories, and $2.4 million, or 6.5% of our $36.8 million gross inventories, respectively.

Intangible Assets: Patents are stated at cost and amortized using the straight-line method over five years. Prepaid license fees are amortized over the term of the related contract, once commercialization of the related product begins.

In accordance with SFAS 142, Goodwill and Other Intangible Assets, the Company tests its goodwill for impairment at least annually by comparing the fair value of the reporting units to the carrying value of those reporting units. Fair value is determined based on an estimate of the discounted future cash flows expected from the reporting units. The determination of fair value requires significant judgment on the part of management about future revenues, expenses and other assumptions that contribute to the net cash flows of the reporting units. Additionally, the Company periodically reviews its goodwill for impairment whenever events or changes in circumstances indicate that an impairment indicator has occurred.

Property and Equipment: Property and equipment are stated at cost. In general, depreciation is computed on a straight-line basis over the estimated economic useful lives of the assets (forty years for buildings, three to ten years for machinery and equipment and five years for tooling, furniture, fixtures, and software). Leasehold improvements are amortized over the shorter of the useful life or the life of the related lease. Depreciation expense totaled $8,617,000, $7,570,000 and $6,485,000 in fiscal 2004, 2003, and 2002, respectively. Repair and maintenance costs are expensed as incurred.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

On July 30, 2004, the Company completed the sale of its building in Boulder, Colorado where the data management software office was located. The building was acquired as part of the Company’s acquisition of ZOLL Data Systems, Inc. (formerly Pinpoint Technologies, Inc.). In conjunction with its need for additional space, ZOLL Data Systems was not in the business of owning real estate and, therefore, decided to sell the building. The building was sold for approximately $2.2 million. The carrying value of the building was approximately $2.2 million. The Company recognized approximately $201,000 loss, net of selling costs, and is included in general and administrative expenses in the consolidated statement of income.

Long-lived Assets: The Company reviews long-lived assets at least annually to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate.

Investments: Investments in those entities where the Company owns less than twenty percent of the voting stock of the individual entity and does not exercise significant influence over operating and financial policies of the entity are accounted for using the cost method. Investments in those entities where the Company owns less than twenty percent of the voting stock of the individual entity and does exercise significant influence over operating and financial policies of the entity are accounted for using the equity method. As of October 3, 2004 and September 28, 2003, the Company’s investments were in companies that are not publicly traded, and, therefore, no established market for their securities exists. The Company has a policy in place to review the fair value of its investments on a regular basis to evaluate the carrying value of the investments in these companies. If the Company believes that the carrying value of an investment is in excess of estimated fair value, it is the Company’s policy to record an impairment charge to adjust the carrying value to estimated fair value, if the impairment is deemed other-than-temporary.

As of October 3, 2004 and September 28, 2003, the Company had investments of $9.9 million and $12.8 million, respectively.

Revenue Recognition: Revenues from sales of cardiac resuscitation devices, disposable electrodes and accessories are recognized when a signed non-cancelable purchase order exists, the product is shipped, title and risk have passed to the customer, the fee is fixed and determinable, and collection is considered probable. Circumstances which generally preclude the immediate recognition of revenue include shipping terms of FOB destination or the existence of a customer acceptance clause in a contract based upon customer inspection of the product. In these instances, revenue is deferred until adequate documentation is obtained to ensure that these criteria have been fulfilled. Similarly, revenues from the sales of products to distributors fall under the same guidelines. For all significant orders placed by distributors, the Company requires an approved purchase order, it performs a credit review, and it ensures that the terms on the purchase order or contract are proper and do not include any contingencies which preclude revenue recognition. The Company does not offer any special right of return, stock rotation or price protection to its distributors or the end customers.

Sales to customers often include a cardiac resuscitation device, disposable electrodes and other accessories. For the vast majority of shipments, all deliverables are shipped together. In cases where some elements of a multiple element arrangement are not delivered as of a reporting date, the Company defers the fair value of the undelivered elements and only recognizes the revenue related to the delivered elements in accordance with Emerging Issues Task Force (EITF) 00-21 “Revenue Arrangements with Multiple Deliverables”. Revenues are recorded net of estimated returns. Some sales to customers of cardiac resuscitation devices may include some data collection software. The cardiac resuscitation device and software product can operate independently of each other and one

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

does not impede the functionality of the other. In cases where both elements are included in a customer’s order but only one has been delivered by the reporting date, the Company defers the fair value of the undelivered element and recognizes the revenue related to the delivered item.

The Company also licenses software under non-cancelable license agreements and provides services including training, installation, consulting and maintenance, which consist of product support services, periodic updates and unspecified upgrade rights (collectively, post-contract customer support (“PCS”)). Revenue from the sale of software is recognized in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended. License fee revenues are recognized when a non-cancelable license agreement has been signed, the software product has been shipped, there are no uncertainties surrounding product acceptance, the fees are fixed and determinable, and collection is considered probable. Revenues from maintenance agreements and upgrade rights are recognized ratably over the period of service. Revenue for services, such as software deployment, is recognized when the deployment is completed.

The Company’s software arrangements contain multiple elements, which include software products, services and PCS. Generally, the Company does not sell computer hardware products with its software products. The Company will occasionally facilitate the hardware purchase by providing information to the customer such as where to purchase the equipment. The Company does not have vendor specific objective evidence of fair value for its software products. The Company does, however, have vendor specific objective evidence of fair value for items such as technical services, maintenance, upgrades and support for the software products based upon the price charged when such items are sold separately. Accordingly, for transactions where vendor specific objective evidence exists for undelivered elements but not for delivered elements, the residual method is used as discussed in SOP 98-9, “Modification of SOP 97-2, With Respect to Certain Transactions.” Under the residual method, the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

The Company does not ship any of its software products to distributors or resellers. Software products are sold only by its sales force directly to the end user. The Company may sell software to system integrators who provide complete solutions to end users on a contract basis.

Advertising Costs: Advertising costs are expensed as incurred and totaled $2,127,000, $1,805,000 and $1,457,000 in 2004, 2003 and 2002 respectively.

Shipping & Handling Costs: Shipping and handling costs are recorded in Costs of Goods Sold and totaled $3,453,000, $2,675,000 and $2,216,000 in 2004, 2003 and 2002, respectively.

Product Warranty: Expected future product warranty costs, included in accrued expenses and other liabilities, are recognized at the time of sale for all products covered under warranty. Warranty periods range from one to five years. The Company estimates its warranty reserve requirement based upon the number of units remaining under warranty and the historical per unit repair costs and return rates, and specific known warranty issues.

Product warranty activity for the twelve months ended October 3, 2004 is as follows:

(000’s omitted)	Balance at September 28, 2003	Accruals for Warranties Issued During the Period	Decrease to Preexisting Warranties	Balance at October 3, 2004
	$2,109	$1,315	$745	$2,679

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Research and Development Expenses for Software Products: The Company evaluates whether to capitalize or expense software development costs in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. The Company sells products in a market that is subject to rapid technological change, new product development and changing customer needs; accordingly, the Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The Company defines technological feasibility as the completion of a working model. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release, is very short and, consequently, the amounts that could be capitalized are not material to the Company’s financial position or results of operations. Therefore, the Company has charged all such costs to research and development in the period incurred.

Foreign Currency: During fiscal 2002, the Company changed the functional currency for the majority of its foreign subsidiaries from the U.S. Dollar to the local currency. This change stems from a majority of the foreign subsidiary cash flows now being denominated in the local currency. For fiscal 2002, the year in which this change was implemented, approximately $700,000 of foreign currency exchange losses generated from the financial statement translation was included in the other comprehensive income section of stockholders’ equity. The functional currency for each of the Company’s subsidiaries is each country’s local currency. All assets and liabilities are translated into U.S. Dollar equivalents at the exchange rate in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. Translation gains or losses are recorded in stockholders’ equity as an element of accumulated other comprehensive income. The Company also incurs transactional gains and losses resulting from transactions denominated in foreign currencies and the translation of intercompany balances. Such items are recorded as other income in the consolidated income statement and totaled $329,000, $932,000 and ($171,000) in 2004, 2003 and 2002, respectively.

Stock-Based Compensation: The Company has adopted the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123”, which amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) provides a fair value-based model of accounting for stock options and awards. As permitted by SFAS 123, the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation expense is measured as the difference, if any, between the exercise price of the stock option or award and the fair value of the Company’s common stock on the date of the grant. In accordance with SFAS 123, the Company has provided the pro forma disclosures of the effect on net income and earnings per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented using a fair value model. Stock options and awards issued to non-employees are accounted for based on fair value.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

No stock-based employee compensation cost is reflected in net income, as all options granted under the Company’s stock compensation plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value model of SFAS 123, to the stock-based employee compensation. The estimated fair value of each option is calculated using the Black-Scholes option-pricing model:

(000’s omitted, except per share data)	2004	2003	2002
Net income-as reported	$8,956	$12,850	$10,230
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(2,637)	(2,938)	(2,434)

Net income-pro forma	$6,319	$9,912	$7,796

Earnings per share:

Basic – as reported	$0.97	$1.42	$1.15

Basic – pro forma	$0.69	$1.10	$0.87

Diluted – as reported	$0.96	$1.40	$1.12

Diluted – pro forma	$0.69	$1.08	$0.85

The above pro forma amounts may not be representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002:

	2004	2003	2002
Dividend yield	0%	0%	0%

Expected volatility	66.4%	71.8%	74.1%

Risk-free interest rate	3.43%	3.69%	4.19%

Expected lives	5 years	5 years	5 years

Earnings per Share: Basic earnings per share are calculated based upon the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated based upon the weighted average shares of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows:

(000’s omitted)	2004	2003	2002
Average shares outstanding for basic earnings per share	9,191	9,030	8,919
Dilutive effect of stock options	113	174	239

Average shares outstanding for diluted earnings per share	9,304	9,204	9,158

Average shares outstanding for diluted earnings per share does not include 543,247, 449,683 and 337,239 common shares for fiscal years 2004, 2003 and 2002, respectively, as their effect would have been antidilutive.

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Comprehensive Income: The Company computes comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities and the effect of foreign currency translation. Accumulated balances for each element of other comprehensive loss were as follows:

(000’s omitted)	2004	2003
Unrealized loss on available-for-sales securities, net of tax	$(109)	$(11)
Unrealized loss on derivatives, net of tax	(18)	—
Cumulative foreign currency translation	(1,891)	(1,799)

Accumulated other comprehensive loss	$(2,018)	$(1,810)

Recent Accounting Pronouncements: In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition, which supersedes SAB 101, Revenue Recognition in Financial Statements. SAB 104 clarifies existing guidance regarding revenue contracts that contain multiple deliverables to make it consistent with Emerging Issues Task Force (EITF) No. 00-21. The adoption of SAB 104 did not have a material impact on the Company’s results of operations or financial position.

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. (FIN) 46R, a revision to FIN 46, Consolidation of Variable Interest Entities. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company’s results of operations or financial position.

In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired; however, the disclosure requirements are effective for annual periods ending after June 15, 2004. Although the Company will continue to evaluate the application of EITF 03-1, management does not currently believe adoption will have a material impact on its results of operations or financial position.

In October 2004, the FASB concluded that the proposed Statement 123R, Share-Based Payment, which would require all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, would be effective for public companies (except small business issuers as defined in SEC Regulation S-B) for interim or annual periods beginning after June 15, 2005. The FASB has tentatively concluded that companies could adopt the new standard using either the “modified prospective transition method” or the “modified retrospective transition method.” Under the modified prospective transition method, a company would recognize share-based employee compensation cost from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are not vested as of the effective date of the proposed Statement would be based on the same estimate of the grant-date fair value and the same attribution method used previously under Statement 123 (either for recognition or pro forma purposes). Under the modified retrospective transition method, a company would recognize employee compensation cost for periods

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

presented prior to the adoption of Statement 123R in accordance with the original provisions of Statement 123; that is, an entity would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with Statement 123. A company would not be permitted to make any changes to those amounts upon adoption of the proposed Statement unless those changes represent a correction of an error (and are disclosed accordingly). For periods after the date of adoption of Statement 123R, the modified prospective transition method described above would be applied. The Company is in the process of determining the impact of this statement on its consolidated financial statements.

Note B-Marketable Securities

Investments in marketable securities and debt securities are classified as available-for-sale at October 3, 2004, and September 28, 2003. Available-for-sale securities consist of corporate obligations of $18.3 million and $20.0 million as of October 3, 2004 and September 28, 2003, respectively.

The securities are carried at fair value, with unrealized gains and losses reported in stockholders’ equity as a separate component of accumulated other comprehensive income. At October 3, 2004 and September 28, 2003, the investment portfolio had gross unrealized losses of $109,000 and $12,000, respectively. Net loss reclassified from accumulated other comprehensive income to earnings was approximately $48,000 in 2004, $27,000 in 2003 and $0 in 2002. The Company realized losses of $161,000 on sales of available-for-sale securities in 2004, gains of $127,000 and losses of $32,000 in 2003, and gains of $227,000 in 2002. The market value of investments maturing between one and five years is $9.3 million, and of ten years and greater is $9.0 million.

Note C-Investments

As of September 28, 2003, the Company held a $3.5 million investment in the common stock of LifeCOR, Inc. (“LifeCOR”) (or approximately 5% of LifeCOR’s outstanding common stock), a privately owned medical equipment company that designs, manufactures and markets a wearable external defibrillator system. During fiscal 2003, the Company entered into an agreement to distribute LifeCOR’s products in the North American Hospital market, and also entered into a patent cross-licensing agreement. In March 2004, the Company entered into a license agreement with LifeCOR for exclusive marketing and distribution rights to LifeCOR’s technology for in-hospital use and an option to purchase the remainder of LifeCOR’s assets. In consideration for the rights, the Company paid $5 million in cash and returned the $3.5 million equity investment previously maintained in LifeCOR. See Note D-Acquisitions for further discussion of the LifeCOR transaction.

In January 2003, the Company invested $1.3 million in the common stock of Advanced Circulatory Systems, Inc. (formerly ResQSystems, Inc.), a development stage medical device corporation. The Company’s investment in Advanced Circulatory Systems, Inc. (“ACSI”) represented approximately 6.8% of ACSI’s outstanding common stock as of October 3, 2004.

In August 2003, the Company invested a total of $12 million in Revivant Corporation (“Revivant”), a private medical device corporation. Of the $12 million invested, $7 million was invested in the preferred stock of Revivant and $5 million represented debt financing (“Note”). In addition, in 2004, the Company invested an additional $567,000 in Revivant preferred stock. The Company’s ownership percentage in Revivant approximates 15% and includes an option to acquire the remaining outstanding shares of Revivant at any time through October 4, 2004. The terms of the Note require quarterly interest payments with an interest rate of 10% per year maturing on June 30, 2007. On October 4, 2004, the Company announced that it was exercising its option to acquire Revivant which is discussed further in Note P – Subsequent Event.

The Company accounts for these investments at cost, which approximates market.

The Company does not have any joint ventures.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Note D-Acquisitions

In March 2004, the Company entered into an exclusive license agreement with LifeCOR, Inc. (“LifeCOR”). LifeCOR is a privately owned medical equipment company that designs, manufactures and markets a wearable external defibrillator system. The agreement represents another move to broaden the Company’s product offerings in the resuscitation arena. The Company believes the wearable defibrillator has the potential to become an integral part of the Chain of Survival by providing both the patient and staff the benefit of unhindered patient mobility. The licensed technology includes LifeCOR’s Life•Padz System, which is a next-generation in-hospital wearable cardioverter defibrillator which received clearance from the U.S. Food and Drug Administration (FDA) in May 2004. Under this license agreement, the Company acquired exclusive marketing and distribution rights to LifeCOR’s technology for in-hospital use in exchange for $5 million in cash and the return of the $3.5 million equity investment that the Company previously maintained in LifeCOR. The Company is also providing a working capital line of credit secured by LifeCOR’s accounts receivable and other assets. No voting interest was acquired in the agreement. In addition, the Company has obtained an option, exercisable through October 2005, to purchase the remainder of LifeCOR’s assets. If the option is exercised, the Company will assume LifeCOR’s debt, estimated to be $6.5 million, and will make earn out payments to LifeCOR’s shareholders based upon future revenue growth of the acquired business over a five-year period. Because future payments are based on the growth of sales over a five-year period, a reasonable estimate of the total acquisition cost cannot be determined.

Of the $8.5 million total value of the LifeCOR transaction, $7.2 million was assigned to license fees with a useful life of 25 years, and $1.3 million to the purchase option.

In March 2004, the Company acquired substantially all the assets of Infusion Dynamics, Inc. (“Infusion”). Infusion is a privately owned medical equipment company that manufactures a fluid resuscitation product called the Power Infuser®. The Power Infuser is a small, lightweight, easy-to-use device, which provides highly controlled, rapid delivery of intravenous (IV) fluids to trauma victims. The addition of fluid resuscitation capability fits within the Company’s strategic vision of providing resuscitation technologies that move the Company beyond the defibrillation shock. The product will fit within the existing distribution networks to customers. No voting interest was acquired in the acquisition. Under the terms of the acquisition, the Company paid approximately $6.4 million in cash, assumed liabilities of approximately $200,000, and is obligated to make additional earn out and royalty payments (“contingencies”) over the next several years based on performance of the business. Since potential future payments are based on the growth of sales, a reasonable estimate of the total purchase price cannot be determined. When these contingencies are resolved and the consideration is distributable, the Company will record the fair value of the additional consideration as additional cost of the acquired assets. Beginning March 1, 2004, the results of operations of Infusion are included in the consolidated income statement of the Company.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of the acquisition.

(000’s omitted)
Assets:
Current assets	$680
Property and equipment	131
Goodwill	2,533
Intangible assets subject to amortization (estimated 10 year weighted-average useful life):	3,403

Total assets acquired	$6,747

Liabilities:
Current liabilities	$195

Total liabilities assumed	195

Net assets acquired	$6,552

The $2.5 million of goodwill will be assigned to our only reportable segment which is the design, manufacture and marketing of an integrated line of proprietary non-invasive resuscitation devices, and systems used for the treatment of victims of trauma, including sudden cardiac arrest. All of the goodwill is expected to be deductible for income tax purposes. The intangibles acquired included $3.3 million for patents and $100,000 for backlog. The backlog has been expensed in fiscal 2004. The patents will be amortized over 10 years.

Supplemental Pro Forma Information—Unaudited

The unaudited pro forma combined condensed statements of income for the year ended October 3, 2004 gives effect to the acquisition of Infusion as if the acquisition had occurred at September 30, 2002 after giving effect to certain adjustments, including amortization of the intangibles subject to amortization and related income taxes.

The unaudited proforma combined condensed statements of income are not necessarily indicative of the financial results that would have occurred if the Infusion acquisition had been consummated on September 30, 2002, nor are they necessarily indicative of the financial results which may be attained in the future.

The proforma statement of income is based upon available information and upon certain assumptions that ZOLL’s management believes are reasonable. The Infusion acquisition is being accounted for using the purchase method of accounting. The allocation of the purchase price is preliminary. Final amounts could differ from those reflected in the pro forma statement of income, and such differences could be significant.

	Twelve Months Ended Unaudited
(000’s omitted, except per share data)	Oct. 3, 2004	Sept. 28, 2003
Net sales	$215,288	$191,512
Net income	$9,873	$14,691
Net income per common share
Basic	$1.07	$1.63
Diluted	$1.06	$1.60

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Note E-Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of:

(000’s omitted)	Oct. 3, 2004	Sept. 28, 2003
Deferred income taxes-Note I	$4,576	$3,151
Other	2,697	1,891

Total prepaid expenses and other current assets	$7,273	$5,042

Note F-Intangibles and Other Assets

Intangibles and other assets consist of:

		Oct. 3, 2004		Sept. 28, 2003
(000’s omitted)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Prepaid license fees	21 years	$9,413	$1,158	$1,664	$687
Patents	9 years	4,583	665	576	53
Other assets	—	2,937	1,430	1,706	1,234

		$16,933	$3,253	$3,946	$1,974

Total amortization expense for the fiscal years ended October 3, 2004 was approximately $660,000 as compared to approximately $311,000 and approximately $273,000 for the years ended September 28, 2003 and September 29, 2002, respectively.

The following table provides estimated amortization expense for each of the five succeeding fiscal years based upon the Company’s intangible asset portfolio at October 3, 2004.

Fiscal Year	Estimated Amortization Expense (000’s omitted)
2005	$1,222
2006	1,135
2007	1,053
2008	883
2009	811
Thereafter	8,576

$13,680

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Note G-Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of:

(000’s omitted)	Oct. 3, 2004	Sept. 28, 2003
Accrued salaries and wages and related expenses	$6,388	$7,477
Accrued warranty expense	2,679	2,109
Deferred revenue	2,648	1,864
Deferred lease incentives	3,204	2,789
Accrued corporate income taxes	1,503	2,277
Other accrued expenses	5,495	5,883

Total accrued expenses and other liabilities	$21,917	$22,399

Note H-Line of Credit

The Company maintains an unsecured working capital line of credit with its bank with borrowing capacity up to $12 million. This line of credit bears interest at the bank’s base rate (4.75% at October 3, 2004). The full amount of the line was available to the Company at October 3, 2004. There are no covenants related to this line of credit.

Note I-Income Taxes

The provision for income taxes consists of the following:

(000’s omitted)	2004	2003	2002
Federal:
Current	$3,634	$4,435	$3,717
Deferred	(817)	(595)	(15)

	2,817	3,840	3,702

State:
Current	690	909	680
Deferred	(83)	(77)	(113)

	607	832	567

Foreign:
Current	357	1,657	675
Deferred	—	—	—

	357	1,657	675

	$3,781	$6,329	$4,944

The following table allocates income before taxes between domestic and foreign jurisdictions:

(000’s omitted)	2004	2003	2002
Domestic	$11,895	$13,557	$13,965
Foreign	842	5,622	1,209

	$12,737	$19,179	$15,174

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

The income tax provision differed from the statutory federal income tax provision as follows:

(000’s omitted)	2004	2003	2002
Income taxes at statutory rate	$4,458	$6,713	$5,327
Tax credits, federal and state	(393)	(533)	(606)
State income taxes, net of federal benefit	414	541	369
Unbenefited foreign loss	(124)	(125)	155
Foreign income taxes at different rates	(197)	(109)	—
Permanent differences	(72)	32	19
Other	(305)	(190)	(320)

	$3,781	$6,329	$4,944

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

(000’s omitted)	Oct. 3, 2004	Sept. 28, 2003
Deferred tax assets:
Accounts receivable and inventory	$1,887	$1,378
Product warranty accruals	1,256	1,004
Research and development benefits	437	199
Other liabilities	1,888	1,451

Total deferred tax assets	5,468	4,032
Deferred tax liabilities:
Accelerated tax depreciation	2,580	2,063
Prepaid expenses	320	320

Total deferred tax liabilities	2,900	2,383

Net deferred tax asset	$2,568	$1,649

Note J-Commitments and Contingencies

In the course of normal operations, the Company is involved in litigation arising from commercial disputes, claims from former employees and product liability claims, none of which management believes will have a material effect on the Company’s consolidated financial position or results of operations.

On November 25, 2002, the Company announced a settlement of a patent infringement lawsuit initiated in March 2002 by Cardiac Science, Inc. The settlement includes the cross-licensing of a number of patents between the Company and Cardiac Science, Inc. The Company paid an initial licensing fee and will pay certain ongoing royalties to Cardiac Science, Inc. The settlement did not have a material impact on our consolidated financial position and results of operations.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

The Company leases certain office and manufacturing space under operating leases. The Company’s office leases are subject to adjustments based on actual floor space occupied. The leases also require payment of real estate taxes and operating costs. In addition to the office leases, the Company leases automobiles for business use by a portion of the sales force. Listed below are the future minimum rental payments required under operating leases with non-cancelable terms in excess of one year at October 3, 2004.

(000’s omitted)
2005	$2,120
2006	1,851
2007	1,604
2008	1,510
2009	1,479
Thereafter	1,904

$10,468

Total rental expense under operating leases was approximately $1,979,000, $1,467,000 and $1,372,000 in 2004, 2003 and 2002, respectively.

In addition to future minimum lease obligations noted in the table above, the Company also has one non-cancelable purchase commitment in the amount of approximately $419,000 for the purchase of one critical raw material component. All of this commitment is for fiscal 2005.

The Company also has certain contractual obligations that are contingent upon the achievement of certain milestones that are not included in the table above. These include the milestone payments, tied to the completion of certain clinical trials of the AutoPulse™ Resuscitation System through 2006. These arrangements are not considered contractual obligations until the milestone is met. As of October 3, 2004, assuming all future milestones were met, additional required payments would be approximately $15 million in cash and Company stock.

The Company has other contractual obligations that are contingent upon performance and growth of sales related to its acquisition that are also not included in the table above. These include the additional earn out payments and royalty payments for Infusion Dynamics through fiscal 2006; additional earn out payments for Revivant Corporation through fiscal 2007; and if it exercises its option, the additional earn out payments for LifeCOR through fiscal 2009. Because all of these earn-out and royalty payments are based upon the growth of sales over several years, a reasonable estimate of the future payment obligations cannot be determined.

Note K-Hedging Activities

The Company operates globally, and its earnings and cash flow are exposed to market risk from changes in currency exchange rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transaction for speculative purposes.

The Company uses foreign currency forward contracts to manage its currency transaction exposures. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under SFAS 133 and therefore, are marked-to-market with changes in fair value recorded to earnings. These derivative instruments do not subject the Company’s earnings or cash flows to material risk since gains and losses on those derivatives offset losses and gains on the assets and liabilities being hedged. These derivative instruments are entered into for periods consistent with the currency transaction exposures, generally three months.

The Company had one foreign currency forward contract outstanding at October 3, 2004, serving as a hedge of a substantial portion of its Euro-denominated intercompany balances, in the notional amount of approximately 4.5 million Euros. This foreign currency forward contract settles on January 4, 2005. The net settlement amount of this

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

contract at October 3, 2004 was an unrealized loss of approximately $51,000. At September 28, 2003, the Company had one contract in the notional amount of approximately 4.0 million Euros with an unrealized loss of approximately $30,000, which settled in January 2004.

Net recognized losses from foreign currency forward contracts, serving as a hedge of a substantial portion of the Company’s Euro-denominated intercompany balances, totaled $368,000 and $357,000 during 2004 and 2003, respectively, and are included in “investment and other income” in the consolidated statement of income. The Company did not enter into any derivative contracts in fiscal 2002.

The Company also uses foreign currency forward contracts to manage its currency transaction exposures from forecasted foreign currency denominated sales to subsidiaries. These currency forward contracts are designed as cash flow hedges under SFAS 133; therefore, the effective portion of the derivative’s change in fair value is reported as a component of other comprehensive income and will be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the derivative’s change in fair value would be recognized currently through earnings regardless of whether the instrument is designated as a hedge.

At October 3, 2004, the Company had four foreign currency forward contracts outstanding, all maturing in less than twelve months, to exchange the Euro, British Pound, Australian Dollar and Canadian Dollar for U.S. Dollars totaling $1.7 million. The net settlement amount of these contracts at October 3, 2004 was an unrealized loss of approximately $18,000.

Net recognized losses from foreign currency forward contracts, serving as a hedge of our forecasted foreign currency denominated sales to subsidiaries, totaled $340,000 during 2004 and are included in “net sales” in the consolidated statement of income. Also during 2004, the Company had an ineffective portion of its British Pound cash flow hedge in the amount of 4,000 GBP. Because of its immateriality, the net loss on this ineffective portion was reported in net sales and not reclassified to investment and other income on the consolidated statement of income. No other portion of these hedges were ineffective during 2004. The Company did not enter into any derivative contracts designated as cash flow hedges in fiscal 2003 or 2002.

Note L-Stockholder’s Equity

Preferred Stock: On June 8, 1998, the Company’s Board of Directors adopted a Shareholder Rights Plan. In connection with the Shareholder Rights Plan, the Board of Directors declared a dividend distribution of one Preferred Stock purchase right for each outstanding share of common stock to stockholders of record as of the close of business day on June 9, 1998. Initially, these rights are not exercisable and trade with the shares of ZOLL’s common stock. Under the Shareholder Rights Plan, the rights generally become exercisable if a person becomes an “acquiring person” by acquiring 15% or more of the common stock of ZOLL, if a person who owns 10% or more of the common stock of ZOLL is determined to be an “adverse person” by the Board of Directors or if a person commences a tender offer that would result in that person owning 15% or more of the common stock of ZOLL. Under the Shareholder Rights Plan, a shareholder of ZOLL who beneficially owns 15% or more of the Company’s common stock as of June 9, 1998 generally will be deemed an “acquiring person” if such shareholder acquires additional shares of the Company’s common stock. In the event that a person becomes an “acquiring person” or is declared an “adverse person” by the Board, each holder of a right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of Preferred Stock which are equivalent to ZOLL common stock having a value of twice the then-current exercise price of the right. If ZOLL is acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company’s common stock having a value twice the exercise price of the right. The Board of Directors is authorized to fix the designations, relative rights, preferences and limitations on the Preferred Stock at the time of issuance. To date, no shares of preferred stock have been issued.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Stock Option Plans: The Company’s 1992 and 2001 stock option plans provide for the granting of options to officers and other key employees to purchase the Company’s common stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding common stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer being granted under the 1992 plan. The options become exercisable ratably over two or four years and have maximum life of 10 years. The Company’s Non-employee Director Stock Option Plan provides for the granting of options to purchase shares of common stock to Directors of the Company who are not also employees of the Company or any of its subsidiaries. The Non-employee Director options vest in equal annual installments over a four year period. The Non-employee Director options may be exercised at a price equal to the fair market value of the common stock on the date the option is granted.

The number of shares authorized for these plans was 3,430,000, of which approximately 386,000 remain available for grant at October 3, 2004. Approximately 1,611,000 shares of common stock are reserved for future issuance under the Company’s stock option plans as of October 3, 2004.

Activity as to stock options under all of the plans is as follows:

(000’s omitted, except per share data)	Shares	2004	Shares	2003	Shares	2002
		Weighted Average Exercise Price		Weighted Average Exercise Price		Weighted Average Exercise Price
Outstanding at the beginning of the year	1,289	$32.75	1,144	$31.91	996	$22.65
Granted	218	33.08	303	34.35	228	35.17
Exercised	(245)	24.00	(121)	12.17	(58)	14.60
Cancelled	(37)	34.25	(37)	33.96	(22)	32.29

Outstanding at the end of the year	1,225	$33.94	1,289	$32.75	1,144	$31.91

Available for grant at the end of the year	386		127		388
Exercisable at the end of the year	639		618		671
Weighted-average fair value of options granted during the year		$18.74		$21.14		$22.05
Weighted-average exercise price of options exercisable at the end of the year		$34.21		$31.06		$29.75

The following table summarizes information about stock options outstanding and exercisable at October 3, 2004.

(000’s omitted, except per share data)	Number Outstanding		Options Outstanding		Options Exercisable
Range of Exercise Price			Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.02	1	*	5.03 years	$0.02	1	$0.02
$ 6.57-$ 8.75	86		2.86 years	$7.25	86	$7.25
$ 9.56-$12.31	45		4.45 years	$10.79	45	$10.79
$20.25-$25.88	124		6.62 years	$22.61	87	$22.68
$29.08-$33.76	384		8.45 years	$31.89	107	$31.91
$33.94-$39.92	505		7.38 years	$36.54	242	$37.06
$40.13-$42.94	35		6.25 years	$41.58	26	$41.58
$43.13-$51.25	45		5.77 years	$46.15	45	$46.15

$ 0.02-$51.25	1,225		7.12 years	$33.94	639	$34.21

*	represents options granted to a subsidiary’s employee prior to its acquisition by the Company.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Note M-Employee Benefit Plans

Defined contribution retirement plan: ZOLL has a defined contribution retirement plan (the “Plan”) which contains a “401(k)” program for all employees with three months of service who have attained 21 years of age. Participants in the Plan may contribute up to 15% of their eligible compensation. The Company may make discretionary matching contributions to the Plan in an amount determined by its Board of Directors. The employer match is currently set at 25% of the employee contribution up to 7% of eligible compensation. The Company recorded expense related to Company contributions of approximately $420,000, $424,000 and $293,000 in 2004, 2003 and 2002, respectively, related to the plan.

401(k) Salary Deferral Plan: Beginning in 1998, ZOLL Data Systems has maintained a retirement savings plan (the “ZOLL Data Systems Plan”) pursuant to which eligible employees may defer compensation for income tax purposes under section 401(k) of the Internal Revenue code of 1986. Participants in the ZOLL Data Systems Plan may contribute up to 15% of their eligible compensation, which contributions are matched by the Company at 50% of the employee contribution up to 6% of eligible compensation. The Company may make discretionary matching contributions to the ZOLL Data Systems Plan in an amount determined by its Board of Directors. The Company recorded expense related to Company contributions to the ZOLL Data Systems Plan of approximately $127,000, $100,000 and $73,000 in 2004, 2003 and 2002, respectively.

Note N-Segment and Geographic Information

Segment Information: The Company operates in a single business segment: the design, manufacture and marketing of an integrated line of proprietary non-invasive resuscitation devices, and systems used for emergency resuscitation of cardiac arrest victims. In order to make operating and strategic decisions, ZOLL’s chief operating decision maker evaluates revenue performance based on the worldwide revenues of four customer/product categories. However, due to shared infrastructures, profitability is evaluated based on an enterprise-wide measure. These customer/product categories consist of (1) the sale of resuscitation devices, data management software, and accessories to the North American hospital market, (2) the sale of the same items and data collection management software to North American pre-hospital market, (3) the sale of disposable/other products in North America, (4) the sale of resuscitation devices and accessories and disposable electrodes and data management software to the international market.

Net sales by customer/product categories were as follows:

(000’s omitted)	2004	2003	2002
Hospital Market-North America	$88,110	$63,558	$50,686
Pre-hospital Market-North America	62,435	55,357	46,958
Other-North America	19,982	19,602	19,372
International Market-excluding North America	41,258	46,086	33,211

	$211,785	$184,603	$150,227

The Company reports assets on a consolidated basis to the chief operating decision maker.

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

(000’s omitted)	2004	2003	2002
United States	$161,414	$137,510	$111,978
Foreign	50,371	47,093	38,249

	$211,785	$184,603	$150,227

Long-lived assets located outside the United States are not material.

In each of the years in the three year period ended October 3, 2004, no single customer represented over 10% of the Company’s consolidated net sales.

Note O-Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for 2004 and 2003 is as follows:

	Quarter Ended
(000’s omitted, except per share data)	Oct. 3, 2004	July 4, 2004	April 4, 2004	Jan. 4, 2004
Net sales	$55,728	$54,454	$50,761	$50,842
Gross profit	30,936	31,098	28,503	28,703
Income from operations	2,619	3,338	2,035	3,422
Net income	2,145	2,572	1,558	2,681
Basic earnings per common share	$0.23	$0.28	$0.17	$0.29
Diluted earnings per common and equivalent share	$0.23	$0.28	$0.17	$0.29

	Quarter Ended
(000’s omitted, except per share data)	Sept. 28, 2003	June 29, 2003	March 30, 2003	Dec. 29, 2002
Net sales	$50,206	$44,716	$46,589	$43,092
Gross profit	29,270	25,363	25,443	23,050
Income from operations	7,077	3,883	3,417	2,769
Net income	4,867	2,947	2,755	2,281
Basic earnings per common share	$0.54	$0.33	$0.31	$0.25
Diluted earnings per common and equivalent share	$0.53	$0.32	$0.30	$0.25

Note P-Subsequent Event

On October 5, 2004, the Company exercised its option to acquire Revivant Corporation of Sunnyvale, California, the manufacturer of the AutoPulse™ Non-invasive Cardiac Support Pump (“AutoPulse”). The option was part of an agreement entered into in August 2003, through which ZOLL invested $7 million in Revivant preferred stock and provided $5 million of debt financing in exchange for a 15% stake in Revivant and the option to acquire their remaining outstanding shares. The AutoPulse is an FDA-approved device that offers the potential of restoring near-normal blood flow levels in victims of Sudden Cardiac Arrest (“SCA”). The acquisition presents an opportunity to expand our presence in the resuscitation market. On October 12, 2004, the merger was consummated and the selling shareholders, previously the shareholders of Revivant, received $15 million as the initial merger consideration, of

ZOLL Medical Corporation

Notes to Consolidated Financial Statements—(Continued)

which $7.5 million was paid in cash and $7.5 million in ZOLL common stock (224,300 shares). An additional 765,509 shares that have been registered may be delivered to the selling shareholders based upon the contingent payment provisions of the merger agreement. The merger agreement provides that the Company may make (i) milestone payments targeted at $15 million, tied to the completion of certain clinical trials with the AutoPulse through 2006 and (ii) additional payments for the years 2005, 2006 and 2007 based on the growth of AutoPulse sales. In general, these additional payments will be a combination of cash and our common stock.

The Company is completing its purchase price allocation and compiling proforma financial statements for the acquisition; however, these figures are too preliminary for disclosure in these financial statements. The figures will be available and filed with the SEC soon.

Note Q-Legal Proceedings

On December 10, 2004, a complaint was filed against Revivant Corporation by Dr. Thomas Fogarty and his affiliate, alleging that Revivant owes a 4% royalty on all of its sales. The Company believes the suit is without merit. Moreover, in connection with the Company’s acquisition of Revivant, the former stockholders of Revivant specifically agreed to indemnify the Company against Dr. Fogarty’s claim for all amounts up to $15 million. The Company has the right to set-off these indemnity claims against future contingent amounts payable by it as part of the purchase price for Revivant.

The Company has been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required export licenses. The Company is cooperating with the Department of Justice in connection with its ongoing investigation, and have provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000. Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter.

In addition to these matters the Company is, from time to time, involved in the normal course of its business in various other litigation matters and regulatory issues, including product recalls. Although the Company is unable to quantify at the present time the exact financial impact in any of these matters, it believes that none of these other matters currently pending will have an outcome material to its financial condition or business.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Classifications	Balance Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance At End of Period
Year Ended October 3, 2004 Allowance for doubtful accounts	$4,689,000	$1,181,000	$1,015,000	$4,855,000

Year Ended September 28, 2003 Allowance for doubtful accounts	$3,462,000	$1,694,000	$467,000	$4,689,000

Year Ended September 29, 2002 Allowance for doubtful accounts	$2,780,000	$1,009,000	$327,000	$3,462,000

F-A

ZOLL MEDICAL CORPORATION

FOR

QUARTER ENDED JANUARY 2, 2005 (UNAUDITED)

ZOLL MEDICAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(000’s omitted, except per share data)

(Unaudited)

	January 2, 2005	October 3, 2004
ASSETS
Current assets:
Cash and cash equivalents	$27,285	$40,685
Marketable securities	17,919	18,325
Accounts receivable, less allowance of $5,026 at January 2, 2005, and $4,855 at October 3, 2004	48,006	51,038
Inventories:
Raw materials	14,999	12,284
Work-in-process	4,477	4,379
Finished goods	18,069	15,039

	37,545	31,702
Prepaid expenses and other current assets	7,597	7,273

Total current assets	138,352	149,023
Property and equipment, at cost:
Land and building	1,144	1,136
Machinery and equipment	42,338	39,949
Construction in progress	4,278	3,834
Tooling	8,289	8,155
Furniture and fixtures	2,997	2,796
Leasehold improvements	4,429	4,417

	63,475	60,287
Less: accumulated depreciation	38,187	36,066

Net property and equipment	25,288	24,221

Investments	1,580	9,858
Notes receivable	1,508	7,129
Goodwill	27,646	3,281
Intangibles and other assets, net	19,839	13,680

	$214,213	$207,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,330	$12,321
Accrued expenses and other liabilities	22,089	21,917

Total current liabilities	33,419	34,238
Deferred income taxes	2,008	2,008
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, authorized 1,000 shares, none issued and outstanding
Common stock, $0.02 par value, authorized 19,000 shares, 9,548 and 9,309 issued and outstanding at January 2, 2005 and October 3, 2004, respectively	191	186
Capital in excess of par value	114,439	105,916
Accumulated other comprehensive loss	(2,140)	(2,018)
Retained earnings	66,296	66,862

Total stockholders’ equity	178,786	170,946

	$214,213	$207,192

See notes to unaudited consolidated financial statements.

ZOLL MEDICAL CORPORATION

CONSOLIDATED INCOME STATEMENTS

(000’s omitted, except per share data)

(Unaudited)

	Three Months Ended
	January 2, 2005	January 4, 2004
Net sales	$50,629	$50,842
Cost of goods sold	22,200	22,139

Gross profit	28,429	28,703
Expenses:

Selling and marketing	19,667	17,756
General and administrative	4,273	3,185
Research and development	5,828	4,340

Total expenses	29,768	25,281
Income (loss) from operations	(1,339)	3,422
Investment and other income	344	579

Income (loss) before income taxes	(995)	4,001
Provision (benefit) for income taxes	(429)	1,320

Net income (loss)	$(566)	$2,681

Basic earnings (loss) per common share	$(0.06)	$0.29

Weighted average common shares outstanding	9,522	9,103
Diluted earnings (loss) per common and common equivalent share	$(0.06)	$0.29

Weighted average common and common equivalent shares outstanding	9,522	9,248

See notes to unaudited consolidated financial statements.

ZOLL MEDICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(000’s omitted)

(Unaudited)

	Three Months Ended
	January 2, 2005	January 4, 2004
OPERATING ACTIVITIES:
Net income (loss)	$(566)	$2,681
Charges not affecting cash:
Depreciation and amortization	2,889	2,221
Tax benefit from the exercise of stock options	67	315
Unrealized loss from hedging activities	18	40
Changes in current assets and liabilities:
Accounts receivable	4,644	(1,767)
Inventories	(5,064)	143
Prepaid expenses and other current assets	(144)	(172)
Accounts payable and accrued expenses	(5,965)	(5,693)

Cash used for operating activities	(4,121)	(2,232)

INVESTING ACTIVITIES:
Purchases of marketable securities	(2,000)	(7,500)
Sales of marketable securities	2,289	4,400
Additions to property and equipment	(2,995)	(3,102)
Acquisition of Revivant Corporation, net of cash acquired	(6,530)	—
Milestone payment related to prior year acquisition	(405)	—
Other assets, net	(101)	262

Cash used for investing activities	(9,742)	(5,940)

FINANCING ACTIVITIES:
Exercise of stock options	229	1,537

Cash provided by financing activities	229	1,537

Effect of exchange rates on cash and cash equivalents	234	388

Net decrease in cash and cash equivalents	(13,400)	(6,247)
Cash and cash equivalents at beginning of period	40,685	40,780

Cash and cash equivalents at end of period	$27,285	$34,533

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period:
Income taxes	$285	$1,184

See notes to unaudited consolidated financial statements.

ZOLL MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting only of adjustments of a normal recurring nature) considered necessary for a fair presentation have been included. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for returns, bad debts and the estimated lives of fixed assets. Actual results may differ from these estimates. The results for the interim periods are not necessarily indicative of results to be expected for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended October 3, 2004 included in this prospectus beginning on page F-1.

2. Segment and Geographic Information

Segment information: The Company operates in a single business segment: the design, manufacture and marketing of a range of non-invasive resuscitation devices and software solutions. These devices and software help healthcare professionals, emergency medical service providers, and first responders diagnose and treat victims of trauma, as well as sudden cardiac arrest. In order to make operating and strategic decisions, ZOLL’s chief operating decision maker evaluates revenue performance based on the worldwide revenues of four customer/product categories but, due to shared infrastructures, profitability is based on an enterprise-wide measure. These customer/product categories consist of (1) the sale of resuscitation devices and accessories to the North American hospital market including the military marketplace, (2) the sale of the same items and data collection management software to the North American pre-hospital market, (3) the sale of disposable/other products in North America, (4) the sale of resuscitation devices, accessories, disposable electrodes and data collection management software to the international market.

Net sales by customer/product categories were as follows:

	Three Months Ended
(000’s omitted)	January 2, 2005	January 4, 2004
Hospital Market - North America	$13,869	$19,254
Pre-hospital Market – North America	18,173	14,820
Other - North America	4,599	5,289
International Market	13,988	11,479

	$50,629	$50,842

The Company reports assets on a consolidated basis to the chief operating decision maker.

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

	Three Months Ended
(000’s omitted)	January 2, 2005	January 4, 2004
United States	$34,672	$35,555
Foreign	15,957	15,287

	$50,629	$50,842

No individual foreign country represented 10% or more of our revenues for the three months ended January 2, 2005 and January 4, 2004.

3. Comprehensive Income

The Company computes comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income.” SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities, foreign currency translation and the changes in fair value of the effective portion of our outstanding cash flow hedge contracts. Total comprehensive income for the three months ended January 2, 2005 and January 4, 2004, were as follows:

	Three Months Ended
(000’s omitted)	January 2, 2005	January 4, 2004
Net income (loss)	$(566)	$2,681
Unrealized gain (loss) on available-for-sales securities, net of tax	(41)	1
Foreign currency translation adjustment	(99)	562
Net unrealized gain (loss) on cash flow hedges	18	(246)

Total comprehensive income	$(688)	$2,998

4. Stock Option Plans

At January 2, 2005, the Company had three stock-based compensation plans. The Company’s 1992 and 2001 stock option plans provide for the granting of options to officers and other key employees to purchase the Company’s common stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding common stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer granted under the 1992 plan. The options vest in equal annual installments over two or four years and have a maximum life of 10 years. The Company’s Non-employee Director Stock Option Plan provides for the grant of options to purchase 10,000 shares of common stock to Directors of the Company who are not also employees of the Company or any of its subsidiaries upon the Directors’ initial appointment to the Board of Directors. The Non-employee Director options vest in equal annual installments over a four year period. The Non-employee Director options are granted at an exercise price equal to the fair market value of the common stock on the date the option is granted.

The Company has adopted the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123”, which amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement of Financial Accounting

Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) provides a fair value-based model of accounting for stock options and awards. As permitted by SFAS 123, the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation expense is measured as the difference, if any, between the exercise price of the stock option or award and the fair value of the Company’s common stock on the date of the grant. In accordance with SFAS 123, the Company has provided the pro forma disclosures of the effect on net income and earnings per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented using a fair value model. Stock options and awards issued to non-employees are accounted for based on fair value.

No stock-based employee compensation cost is reflected in net income, as all options granted under the Company’s stock compensation plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value model of SFAS 123, to the stock-based employee compensation. The estimated fair value of each option is calculated using the Black-Scholes option-pricing model:

	Three Months Ended
(000’s omitted, except per share data)	January 2, 2005	January 4, 2004
Net income (loss)-as reported	$(566)	$2,681
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(646)	(621)

Net income (loss)-pro forma	$(1,212)	$2,060

Earnings per share:

Basic – as reported	$(0.06)	$0.29

Basic – pro forma	$(0.13)	$0.23

Diluted – as reported	$(0.06)	$0.29

Diluted – pro forma	$(0.13)	$0.22

The above pro forma amounts may not be representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the three months ended January 2, 2005 and January 4, 2004:

	2005	2004
Dividend yield	0%	0%
Expected volatility	67.2%	66.4%
Risk-free interest rate	3.71%	3.43%
Expected lives	5 years	5 years

5. Earnings per Share

The shares used for calculating basic earnings per common share were the weighted average shares of common stock outstanding during the period and the shares used for calculating diluted earnings per common share were the weighted average shares of common stock outstanding during the period plus the dilutive effect of stock options. During the three months ended January 2, 2005, the effect of stock options was excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive due to the net loss incurred.

(000’s omitted)	Three Months Ended
	January 2, 2005	January 4, 2004
Average shares outstanding for basic earnings per share	9,522	9,103
Dilutive effect of stock options	0	145

Average shares outstanding for diluted earnings per share	9,522	9,248

6. Derivative Instruments and Hedging Activities

The Company operates globally, and its earnings and cash flows are exposed to market risk from changes in currency exchange rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

The Company uses foreign currency forward contracts to manage its currency transaction exposures with intercompany receivables denominated in foreign currencies. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and therefore, are marked-to-market with changes in fair value recorded to earnings. These derivative instruments do not subject the Company’s earnings or cash flows to material risk since gains and losses on those derivatives offset losses and gains on the assets and liabilities being hedged. These derivative instruments are entered into for periods consistent with the currency transaction exposures, generally three months.

The Company had one foreign currency forward contract outstanding, serving as a hedge of a substantial portion of our Euro-denominated intercompany balances, in the notional amount of approximately 4.5 million Euros at January 2, 2005. The net settlement amount of this contract at January 2, 2005, was an unrealized gain of approximately $138,000.

The Company occasionally uses foreign currency forward contracts to manage its currency transaction exposures from forecasted foreign currency denominated sales to its subsidiaries. These currency forward contracts are designated as cash flow hedges under SFAS 133; therefore, the effective portion of the gain or loss is reported as a component of other comprehensive income and will be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the derivative’s change in fair value would be recognized currently through earnings regardless of whether the instrument is designated as a hedge.

At January 2, 2005, the Company had no outstanding foreign currency forward contracts serving as cash flow hedges.

Net realized losses from foreign currency forward contracts totaled $639,000 during the quarter ended January 2, 2005 and are included in the consolidated statement of income compared to net realized losses of $509,000 for the prior year’s quarter.

7. Product Warranties

The Company typically offers one-year and five-year product warranties for most of its products. The Company provides for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect the Company’s warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary.

Product warranty activity for the three months ended January 2, 2005 is as follows:

(000’s omitted)	Balance at October 3, 2004	Accruals for warranties issued during the period	Decrease to pre- existing warranties	Balance at January 2, 2005
	$2,679	$363	$67	$2,975

8. Acquisitions

Revivant Corporation

On October 4, 2004, the Company exercised its option to acquire Revivant Corporation (“Revivant”) of Sunnyvale, California, the manufacturer of the AutoPulse™ Non-invasive Cardiac Support Pump (“AutoPulse”). The option was part of an agreement entered into in August 2003, through which ZOLL invested $7 million in Revivant preferred stock and provided $5 million of debt financing in exchange for a 15% stake in Revivant and the option to acquire their remaining outstanding shares. On October 12, 2005, the Company completed its acquisition of 100 percent of the equity of Revivant. The AutoPulse is an FDA-approved device that offers the potential of restoring near-normal blood flow levels in victims of Sudden Cardiac Arrest (SCA). The acquisition presents an opportunity to expand the Company’s presence in the resuscitation market.

In addition to the existing $7 million preferred stock investment and the $5 million of debt financing previously provided to Revivant, upon the consummation of the acquisition, the Company paid initial merger consideration of approximately $15 million comprised of 50% cash and 50% ZOLL common stock (224,300 shares). The agreement provides that the Company will make (i) milestone payments targeted at $15 million, contingent on the completion of certain clinical trials with the AutoPulse through 2006 and (ii) additional payments for the years 2005 through 2007 based on the growth of AutoPulse sales. In general, these additional payments will be a combination of cash and ZOLL common stock. These additional payments, if and when made, will be allocated to goodwill.

The Company has registered under the applicable securities laws an additional 765,509 shares of ZOLL common stock that may be issued upon achievement of these milestones. During the quarter ended January 2, 2005, the Company had accrued $1 million for Revivant’s attainment of a milestone related to the publication of clinical data, which will be paid $500,000 in cash and the remainder in shares of ZOLL common stock (15,188 shares).

From October 12, 2004, the results of operations of Revivant are included in the consolidated income statement of the Company.

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The results of the Company’s estimate are preliminary at this time and the final results may differ from the preliminary estimate of the fair value of the acquired intangible assets. The Company will finalize the purchase price allocation upon finalizing the valuation of the intangible assets and obtaining other relevant information relating to the acquisition.

(000’s omitted)
Assets:
Current Assets	$3,560
Property and equipment	226
Goodwill	23,966
Intangible assets subject to amortization (estimated 11 year weighted-average useful life)	6,600
Other assets	9

Total assets acquired	$34,361

Liabilities:
Current liabilities	$3,910

Total liabilities assumed	3,910

Net assets acquired	$30,451

The $24.0 million of goodwill will be assigned to our only reportable segment which is the design, manufacture and marketing of an integrated line of proprietary non-invasive resuscitation devices, and systems used for the treatment of victims of trauma, including sudden cardiac arrest. The goodwill is not deductible for income tax purposes. The intangibles acquired included $6.4 million developed technology and $200,000 of backlog. The backlog has been expensed in the first quarter of fiscal 2005. The developed technology will be amortized on a straight-line basis over its 11 year estimated useful life.

Supplemental Pro Forma Information – Unaudited

The unaudited pro forma combined condensed statements of income for the period ended January 2, 2005 give effect to the acquisition of Revivant as if the acquisition had occurred at the beginning of the year, October 4, 2004, and the corresponding period in the prior year after giving effect to certain adjustments, including amortization of the intangibles subject to amortization and related income taxes.

The unaudited pro forma combined condensed statements of income are not necessarily indicative of the financial results that would have occurred if the Revivant acquisition had been consummated on October 4, 2004, or the corresponding period in the prior year, nor are they necessarily indicative of the financial results which may be attained in the future.

The pro forma statement of income is based upon available information and upon certain assumptions that ZOLL’s management believes are reasonable. The Revivant acquisition is being accounted for using the purchase method of accounting. The allocation of the purchase price is preliminary. Final amounts could differ from those reflected in the pro forma statement of income, and such differences could be significant.

	Three Months Ended (Unaudited)
(000’s omitted, except per share data)	January 2, 2005	January 4, 2004
Net sales	$50,629	$50,842
Net loss	$(822)	$(1,413)
Net loss per common share
Basic	$(0.09)	$(0.15)
Diluted	$(0.09)	$(0.15)

Infusion Dynamics, Inc.

The prior year acquisition of Infusion Dynamics, Inc. (“Infusion”) provided for additional earn out and royalty payments (contingent payments) based on performance of the business. For the quarter ended January 2, 2005, the Company made a $405,000 earn out payment to Infusion. Payment of this additional consideration was allocated to goodwill.

9. Intangibles and Other Assets

Intangibles and other assets consist of:

		January 2, 2005		October 3, 2004
(000’s omitted)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Prepaid license fees	20 years	$9,578	$1,327	$9,413	$1,158
Patents	10 years	11,022	918	4,583	665
Other assets	—	2,960	1,476	2,937	1,430

		$23,560	$3,721	$16,933	$3,253

Amortization of acquired intangibles for the three months ended January 2, 2005 and January 4, 2004 was approximately $302,000 and $0, respectively, and is included in operating expenses in the consolidated income statement.

10. Income Taxes

The Company’s effective tax rate for the three months ended January 2, 2005 was a tax benefit of 43% as compared to tax provision of 33% for the same period in fiscal 2004. The difference in the effective tax rate is due to a discrete $130,000 U.S. research and development tax credit recorded during the quarter ended January 2, 2005, due to the enactment into law of the American Jobs Creation Act subsequent to October 3, 2004. Without the impact of the one-time benefit, the effective tax rate is 30%.

11. Legal Proceedings

On December 10, 2004, a complaint was filed against Revivant Corporation by Dr. Thomas Fogarty and his affiliate, alleging that Revivant owes a 4% royalty on all of its sales. The Company believes the suit is without merit. Moreover, in connection with the Company’s acquisition of Revivant, the former stockholders of Revivant specifically agreed to indemnify the Company against Dr. Fogarty’s claim for all amounts up to $15 million. The Company has the right to set-off these indemnity claims against future contingent amounts payable by it as part of the purchase price for Revivant.

The Company has been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required export licenses. The Company is cooperating with the Department of Justice in connection with its ongoing investigation, and has provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000. Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter.

In addition to these matters the Company is, from time to time, involved in the normal course of its business in various other litigation matters and regulatory issues, including product recalls. Although the Company is unable to quantify at the present time the exact financial impact in any of these matters, it believes that none of these other matters currently pending will have an outcome material to its financial condition or business.

12. Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than the first interim or annual period beginning after June 15, 2005. We expect to adopt Statement 123(R) in our fourth quarter of fiscal 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods.

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not completed its analysis of the different methods and has not yet determined which method it will adopt. However, based upon our previous Statement 123 pro forma disclosure including those in Footnote 4, we estimate our adoption to dilute our earnings as reported by approximately $600,000-$700,000 per quarter. Consequently, this impact has not been included in the historical financial statements for any period presented, nor has it been included in the comparable forward-looking guidance regularly provided by the Company.

ZOLL MEDICAL CORPORATION

FOR

QUARTER ENDED APRIL 3, 2005 (UNAUDITED)

FII-1

ZOLL MEDICAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(000’s omitted, except per share data)

(Unaudited)

	April 3, 2005	October 3, 2004
ASSETS
Current assets:
Cash and cash equivalents	$21,472	$40,685
Marketable securities	17,408	18,325
Accounts receivable, less allowance of $4,775 at April 3, 2005, and $4,855 at October 3, 2004	53,167	51,038
Inventories:
Raw materials	16,255	12,284
Work-in-process	5,108	4,379
Finished goods	19,329	15,039

	40,692	31,702
Prepaid expenses and other current assets	7,556	7,273

Total current assets	140,295	149,023
Property and equipment, at cost:
Land and building	1,144	1,136
Machinery and equipment	42,517	39,949
Construction in progress	4,080	3,834
Tooling	9,007	8,155
Furniture and fixtures	3,041	2,796
Leasehold improvements	4,441	4,417

	64,230	60,287
Less: accumulated depreciation	39,807	36,066

Net property and equipment	24,423	24,221

Investments	1,580	9,858
Notes receivable	1,937	7,129
Goodwill	27,314	3,281
Intangibles and other assets, net	19,575	13,680

	$215,124	$207,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,301	$12,321
Accrued expenses and other liabilities	25,302	21,917

Total current liabilities	34,603	34,238
Deferred income taxes	2,008	2,008
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value, authorized 1,000 shares, none issued and outstanding
Common stock, $0.02 par value, authorized 19,000 shares, 9,575 and 9,309 issued and outstanding at April 3, 2005 and October 3, 2004, respectively	191	186
Capital in excess of par value	114,557	105,916
Accumulated other comprehensive loss	(2,690)	(2,018)
Retained earnings	66,455	66,862

Total stockholders’ equity	178,513	170,946

	$215,124	$207,192

See notes to unaudited consolidated financial statements.

FII-2

ZOLL MEDICAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(000’s omitted, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
Net sales	$52,491	$50,761	$103,120	$101,603
Cost of goods sold	22,820	22,258	45,020	44,397

Gross profit	29,671	28,503	58,100	57,206
Expenses:
Selling and marketing	18,980	18,236	38,647	35,992
General and administrative	4,624	3,552	8,897	6,737
Research and development	5,820	4,680	11,648	9,020

Total expenses	29,424	26,468	59,192	51,749
Income (loss) from operations	247	2,035	(1,092)	5,457
Investment and other income (expense)	(12)	291	332	870

Income (loss) before income taxes	235	2,326	(760)	6,327
Provision (benefit) for income taxes	76	768	(353)	2,088

Net income (loss)	$159	$1,558	$(407)	$4,239

Basic earnings (loss) per common share	$0.02	$0.17	$(0.04)	$0.46

Weighted average common shares outstanding	9,574	9,160	9,428	9,132

Diluted earnings (loss) per common and common equivalent share	$0.02	$0.17	$(0.04)	$0.46

Weighted average common and common equivalent shares outstanding	9,651	9,339	9,428	9,278

See notes to unaudited consolidated financial statements.

FII-3

ZOLL MEDICAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(000’s omitted)

(Unaudited)

	Six Months Ended
	April 3, 2005	April 4, 2004
OPERATING ACTIVITIES:
Net income (loss)	$(407)	$4,239
Charges not affecting cash:
Depreciation and amortization	5,512	4,552
Tax benefit from the exercise of stock options	91	736
Unrealized (gain)/loss from hedging activities	(18)	131
Changes in current assets and liabilities:
Accounts receivable	(786)	2,078
Inventories	(8,775)	(3,610)
Prepaid expenses and other current assets	129	113
Accounts payable and accrued expenses	(3,840)	(4,707)

Cash (used for) provided by operating activities	(8,094)	3,532
INVESTING ACTIVITIES:
Purchases of marketable securities	(2,000)	(9,000)
Sales of marketable securities	2,765	5,260
Additions to property and equipment	(4,720)	(5,360)
Disposals of property and equipment	235	—
Payments for acquisitions, net of cash acquired	(7,110)	(8,513)
Milestone payment related to prior year acquisition	(405)	—
Other assets, net	(436)	—

Cash used for investing activities	(11,671)	(17,613)
FINANCING ACTIVITIES:
Exercise of stock options	396	2,147

Cash provided by financing activities	396	2,147
Effect of exchange rates on cash and cash equivalents	156	331

Net decrease in cash and cash equivalents	(19,213)	(11,603)
Cash and cash equivalents at beginning of period	40,685	40,780

Cash and cash equivalents at end of period	$21,472	$29,177

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period:
Income taxes	$687	$1,106
Non-cash activity during the period:
Common stock issued at fair value for acquisition of Revivant	$8,179	$—

See notes to unaudited consolidated financial statements.

FII-4

ZOLL MEDICAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting only of adjustments of a normal recurring nature) considered necessary for a fair presentation have been included. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Examples include provisions for returns, bad debts and the estimated lives of fixed assets. Actual results may differ from these estimates. The results for the interim periods are not necessarily indicative of results to be expected for the entire year. The information contained in the interim financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended October 3, 2004 included in its Form 10-K, as amended, filed with the Securities and Exchange Commission (“SEC”).

2.    Segment and Geographic Information

Segment information: The Company operates in a single business segment: the design, manufacture and marketing of a range of non-invasive resuscitation devices and software solutions. These devices and software help healthcare professionals, emergency medical service providers, and first responders diagnose and treat victims of trauma, as well as sudden cardiac arrest. In order to make operating and strategic decisions, ZOLL’s chief operating decision maker evaluates revenue performance based on the worldwide revenues of four customer/product categories but, due to shared infrastructures, profitability is based on an enterprise-wide measure. These customer/product categories consist of (1) the sale of resuscitation devices and accessories to the North American hospital market including the military marketplace, (2) the sale of the same items and data collection management software to the North American pre-hospital market, (3) the sale of disposable/other products in North America, (4) the sale of resuscitation devices, accessories, disposable electrodes and data collection management software to the international market.

Net sales by customer/product categories were as follows:

	Three Months Ended		Six Months Ended
(000’s omitted)	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
Hospital Market - North America	$16,952	$21,138	$30,821	$40,392
Pre-hospital Market - North America	17,763	14,082	35,936	28,902
Other - North America	5,095	5,031	9,694	10,320
International Market	12,681	10,510	26,669	21,989

	$52,491	$50,761	$103,120	$101,603

The Company reports assets on a consolidated basis to the chief operating decision maker.

Geographic information: Net sales by major geographical area, determined on the basis of destination of the goods, are as follows:

	Three Months Ended		Six Months Ended
(000’s omitted)	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
United States	$36,995	$38,170	$71,667	$73,725
Foreign	15,496	12,591	31,453	27,878

	$52,491	$50,761	$103,120	$101,603

FII-5

No individual foreign country represented 10% or more of our revenues for the three and six months months ended April 3, 2005 and April 4, 2004.

3.    Comprehensive Income

The Company computes comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income.” SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities, foreign currency translation and the changes in fair value of the effective portion of our outstanding cash flow hedge contracts. Total comprehensive income for the three and six months ended April 3, 2005 and April 4, 2004, were as follows:

	Three Months Ended		Six Months Ended
(000’s omitted)	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
Net income (loss)	$159	$1,558	$(407)	$4,239
Unrealized gain (loss) on available-for-sales securities, net of tax	(19)	(24)	(60)	(23)
Foreign currency translation adjustment	(550)	(196)	(649)	366
Net unrealized gain (loss) on cash flow hedges	—	81	18	(165)

Total comprehensive income	$(410)	$1,419	$(1,098)	$4,417

4.    Stock Option Plans

At April 3, 2005, the Company had three stock-based compensation plans. The Company’s 1992 and 2001 stock option plans provide for the granting of options to officers and other key employees to purchase the Company’s Common Stock at a purchase price, in the case of incentive stock options, at least equal to the fair market value per share of the outstanding Common Stock of the Company at the time the option is granted, as determined by the Compensation Committee of the Board of Directors. Options are no longer granted under the 1992 plan. The options vest in equal annual installments over two or four years and have a maximum life of 10 years. The Company’s Non-employee Director Stock Option Plan provides for the grant of options to purchase 10,000 shares of Common Stock to Directors of the Company who are not also employees of the Company or any of its subsidiaries upon the Directors’ initial appointment to the Board of Directors. The Non-employee Director options vest in equal annual installments over a four year period. The Non-employee Director options are granted at an exercise price equal to the fair market value of the Common Stock on the date the option is granted.

The Company has adopted the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123”, which amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) provides a fair value-based model of accounting for stock options and awards. As permitted by SFAS 123, the Company measures compensation expense for its stock-based compensation plans using the intrinsic method prescribed by Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation expense is measured as the difference, if any, between the exercise price of the stock option or award and the fair value of the Company’s common stock on the date of the grant. In accordance with SFAS 123, the Company has provided the pro forma disclosures of the effect on net income and earnings per share as if SFAS 123 had been applied in measuring compensation expense for all periods presented using a fair value model. Stock options and awards issued to non-employees are accounted for based on fair value.

FII-6

No stock-based employee compensation cost is reflected in net income, as all options granted under the Company’s stock compensation plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value model of SFAS 123, to the stock-based employee compensation. The estimated fair value of each option is calculated using the Black-Scholes option-pricing model:

	Three Months Ended		Six Months Ended
(000’s omitted, except per share data)	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
Net income (loss)-as reported	$159	$1,558	$(407)	$4,239
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(621)	(627)	(1,267)	(1,309)

Net income (loss)-pro forma	$(462)	$931	$(1,674)	$2,930

Earnings per share:
Basic – as reported	$0.02	$0.17	$(0.04)	$0.46

Basic – pro forma	$(0.05)	$0.10	$(0.18)	$0.32

Diluted – as reported	$0.02	$0.17	$(0.04)	$0.46

Diluted – pro forma	$(0.05)	$0.10	$(0.18)	$0.32

The above pro forma amounts may not be representative of the effects on reported net income for future years. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the six months ended April 3, 2005 and April 4, 2004:

	2005	2004
Dividend yield	0%	0%
Expected volatility	67.0%	68.1%
Risk-free interest rate	3.77%	3.14%
Expected lives	5 years	5 years

During the three and six months ended April 3, 2005, the Company issued 11,317 and 26,999 common shares, respectively, pursuant to exercised stock options for proceeds of approximately $282,000 and $396,000, respectively. For the three and six months ended April 4, 2004, the Company issued 49,504 and 122,363 common shares, respectively, for proceeds of approximately $615,000 and $2.2 million, respectively.

5.    Earnings per Share

The shares used for calculating basic earnings per common share were the weighted average shares of common stock outstanding during the period and the shares used for calculating diluted earnings per common share were the weighted average shares of common stock outstanding during the period plus the dilutive effect of stock options. During the six months ended April 3, 2005, the effect of stock options was excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive due to the net loss incurred.

	Three Months Ended		Six Months Ended
(000’s omitted)	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
Average shares outstanding for basic earnings per share	9,574	9,160	9,428	9,132
Dilutive effect of stock options	77	179	0	146

Average shares outstanding for diluted earnings per share	9,651	9,339	9,428	9,278

6.    Derivative Instruments and Hedging Activities

The Company operates globally, and its earnings and cash flows are exposed to market risk from changes in currency exchange rates. The Company addresses these risks through a risk management program that includes the use of derivative financial instruments. The program is operated pursuant to documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

FII-7

The Company uses foreign currency forward contracts to manage its currency transaction exposures with intercompany receivables denominated in foreign currencies. These currency forward contracts are not designated as cash flow, fair value or net investment hedges under Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and therefore, are marked-to-market with changes in fair value recorded to earnings. These derivative instruments do not subject the Company’s earnings or cash flows to material risk since gains and losses on those derivatives offset losses and gains on the assets and liabilities being hedged. These derivative instruments are entered into for periods consistent with the currency transaction exposures, generally three months.

The Company had one foreign currency forward contract outstanding, serving as a hedge of a substantial portion of our Euro-denominated intercompany balances, in the notional amount of approximately 4.5 million Euros at April 3, 2005. The net settlement amount of this contract at April 3, 2005, was an unrealized gain of approximately $35,000.

The Company occasionally uses foreign currency forward contracts to manage its currency transaction exposures from forecasted foreign currency denominated sales to its subsidiaries. These currency forward contracts are designated as cash flow hedges under SFAS 133; therefore, the effective portion of the gain or loss is reported as a component of other comprehensive income and will be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the derivative’s change in fair value would be recognized currently through earnings regardless of whether the instrument is designated as a hedge.

At April 3, 2005, the Company had no outstanding foreign currency forward contracts serving as cash flow hedges.

Net realized gains from foreign currency forward contracts totaled $275,000 during the quarter ended April 3, 2005 and are included in the consolidated statement of operations compared to net realized losses of $24,000 for the prior year’s quarter.

7. Product Warranties

The Company typically offers one-year and five-year product warranties for most of its products. The Company provides for the estimated cost of product warranties at the time product revenue is recognized. Factors that affect the Company’s warranty reserves include the number of units sold, historical and anticipated rates of warranty repairs and the cost per repair. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary.

Product warranty activity for the six months ended April 3, 2005 is as follows:

(000’s omitted)	Balance at October 3, 2004	Accruals for warranties issued during the period	Decrease to pre-existing warranties	Balance at April 3, 2005
	$2,679	$534	$217	$2,996

8. Acquisitions

Revivant Corporation

On October 4, 2004, the Company exercised its option to acquire Revivant Corporation (“Revivant”) of Sunnyvale, California, the manufacturer of the AutoPulse™ Non-invasive Cardiac Support Pump (“AutoPulse”). The option was part of an agreement entered into in August 2003, through which ZOLL invested $7 million in Revivant preferred stock and provided $5 million of debt financing in exchange for a 15% stake in Revivant and the option to acquire their remaining outstanding shares. On October 12, 2004, the Company completed its acquisition of 100 percent of the equity of Revivant. The AutoPulse is an FDA-approved device that offers the potential of restoring near-normal blood flow levels in victims of Sudden Cardiac Arrest (SCA). The acquisition presents an opportunity to expand the Company’s presence in the resuscitation market.

In addition to the existing $7 million preferred stock investment and the $5 million of debt financing previously provided to Revivant, upon the consummation of the acquisition, the Company paid initial merger consideration of approximately $15 million comprised of 50% cash and 50% ZOLL common stock (224,300 shares). The agreement provides that the Company will make (i) milestone payments targeted at $15 million, contingent on the completion of certain clinical trials with the AutoPulse through 2006 and (ii) additional payments for the years 2005 through 2007 based on the growth of AutoPulse sales. In general, these additional payments will be a combination of cash and ZOLL common stock. These additional payments, if and when made, will be allocated to goodwill.

FII-8

The Company has registered under the applicable securities laws an additional 765,509 shares of ZOLL common stock that may be issued upon achievement of these milestones. During the first quarter of fiscal 2005, the Company had accrued $1 million for Revivant’s attainment of a milestone related to the publication of clinical data. The Company subsequently paid the $1 million milestone in the form of $500,000 in cash and the remainder in shares of ZOLL common stock (15,188 shares) during the second quarter of fiscal 2005.

From October 12, 2004, the results of operations of Revivant are included in the consolidated income statement of the Company.

The following is a summary of the Company’s estimate of the fair values of the assets acquired and liabilities assumed. The results of the Company’s estimate are preliminary at this time and the final results may differ from the preliminary estimate of the fair value of the acquired intangible assets. The Company will finalize the purchase price allocation upon finalizing the valuation of the intangible assets and obtaining other relevant information relating to the acquisition.

(000’s omitted)
Assets:
Current Assets	$3,560
Property and equipment	226
Goodwill	24,046
Intangible assets subject to amortization (estimated 11 year weighted-average useful life)	6,600
Other assets	9

Total assets acquired	$34,441

Liabilities:
Current liabilities	$3,910

Total liabilities assumed	3,910

Net assets acquired	$30,531

The $24.0 million of goodwill will be assigned to our only reportable segment which is the design, manufacture and marketing of an integrated line of proprietary non-invasive resuscitation devices, and systems used for the treatment of victims of trauma, including sudden cardiac arrest. The goodwill is not deductible for income tax purposes. The intangibles acquired included $6.4 million developed technology and $200,000 of backlog. The backlog has been expensed in the first quarter of fiscal 2005. The developed technology will be amortized on a straight-line basis over its 11 year estimated useful life.

Supplemental Pro Forma Information – Unaudited

The unaudited pro forma combined condensed statements of operations for the period ended April 3, 2005 give effect to the acquisition of Revivant as if the acquisition had occurred at the beginning of the period, January 3, 2005, and the beginning of the year, October 4, 2004, and the corresponding periods in the prior year after giving effect to certain adjustments, including amortization of the intangibles subject to amortization and related income taxes.

The unaudited pro forma combined condensed statements of operations are not necessarily indicative of the financial results that would have occurred if the Revivant acquisition had been consummated on January 3, 2005 or October 4, 2004, or the corresponding periods in the prior year, nor are they necessarily indicative of the financial results which may be attained in the future.

The proforma statements of operations is based upon available information and upon certain assumptions that ZOLL’s management believes are reasonable. The Revivant acquisition is being accounted for using the purchase method of accounting. The allocation of the purchase price is preliminary. Final amounts could differ from those reflected in the pro forma statements of operations, and such differences could be significant.

(000’s omitted, except per share data)	Three Months Ended (Unaudited)		Six Months Ended (Unaudited)
	April 3, 2005	April 4, 2004	April 3, 2005	April 4, 2004
Net sales	$52,491	$51,455	$103,120	$101,603
Net income (loss)	$159	$(584)	$(663)	$(676)
Net loss per common share:
Basic	$0.02	$(0.06)	$(0.07)	$(0.07)
Diluted	$0.02	$(0.06)	$(0.07)	$(0.07)

FII-9

9. Intangibles and Other Assets

Intangibles and other assets consist of:

	Weighted Average Life	April 3, 2005		October 3, 2004
(000’s omitted)		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
License of technologies	20 years	$9,727	$1,583	$9,413	$1,158
Patents	10 years	11,104	1,173	4,583	665
Other assets	—	3,016	1,516	2,937	1,430

		$23,847	$4,272	$16,933	$3,253

Amortization of acquired intangibles for the three months ended April 3, 2005 and April 4, 2004 was approximately $302,000 and $32,000, respectively, and is included in operating expenses in the consolidated statements of operations. Amortization of acquired intangibles for the six months ended April 3, 2005 and April 4, 2004 was approximately $604,000 and $32,000, respectively, and is included in operating expenses in the consolidated statements of operations.

10. Income Taxes

The Company’s effective tax rate for the three months ended April 3, 2005 was a tax provision of 32% as compared to tax provision of 33% for the same period in fiscal 2004. The slight difference reflects the continued generation of research and development tax credits, and the impact of foreign earnings taxed at differing rates.

The Company’s effective tax rate for the six months ended April 3, 2005 was a tax benefit of 46% as compared to tax provision of 33% for the same period in fiscal 2004. The difference in the effective tax rate is due to a discrete $130,000 U.S. research and development tax credit recorded during the quarter ended January 2, 2005, due to the enactment into law of the American Jobs Creation Act subsequent to October 3, 2004.

11. Legal Proceedings

On December 10, 2004, a complaint was filed against Revivant Corporation by Dr. Thomas Fogarty and his affiliate, alleging that Revivant owes a 4% royalty on all of its sales. The Company believes the suit is without merit. Moreover, in connection with the Company’s acquisition of Revivant, the former stockholders of Revivant specifically agreed to indemnify the Company against Dr. Fogarty’s claim for all amounts up to $15 million. The Company has the right to set-off these indemnity claims against future contingent amounts payable by it as part of the purchase price for Revivant.

The Company has been informed by the federal government that it is conducting an investigation regarding two sales of defibrillators in fiscal 2000 to a distributor, which were then allegedly trans-shipped to Iran without the required export licenses. The Company is cooperating with the Department of Justice in connection with its ongoing investigation, and has provided requested information. The two sales in question represented approximately $150,000 of net income in fiscal 2000. Although it is premature to determine the likely outcome of the investigation, it is possible that the Company may be subject to civil or criminal fines and sanctions as a result of this matter.

In addition to these matters the Company is, from time to time, involved in the normal course of its business in various other litigation matters and regulatory issues, including product recalls. Although the Company is unable to quantify at the present time the exact financial impact in any of these matters, it believes that none of these other matters currently pending will have an outcome material to its financial condition or business.

12. Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) as published was to be effective for the first interim or annual reporting period that begins after June 15, 2005. On April 14, 2005, the Securities and Exchange Commission (“SEC”) announced the adoption of a rule that defers the

FII-10

required effective date of Statement 123(R). The SEC rule provides that Statement 123(R) is now effective for registrants as of the beginning of the first fiscal year beginning after June 15, 2005, therefore delaying the required adoption date until October 3, 2005 which is the first quarter of fiscal 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods.

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not completed its analysis of the different methods and has not yet determined which method it will adopt. The actual impact on future years will be dependent on a number of factors, including our stock price and the level of future grants from our stock plans. Consequently, this impact has not been included in the historical financial statements for any period presented, nor has it been included in the comparable forward-looking guidance regularly provided by the Company.

FII-11

REVIVANT CORPORATION

FOR

FISCAL YEAR ENDED DECEMBER 31, 2003 AND 2002

FIII-1

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Report of Independent Auditors

The Board of Directors and Stockholders of Revivant Corporation:

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Revivant Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since its inception and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

April 9, 2004

FIII-2

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Revivant Corporation

Balance Sheets

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$6,329,722	$662,073
Restricted cash	102,500	100,000
Accounts receivable	12,766	—
Inventory	1,292,557	379,482
Prepaid and other current assets	120,269	89,691

Total current assets	7,857,814	1,231,246
Property and equipment, net	479,864	769,169
Other assets	33,867	33,867

Total assets	$8,371,545	$2,034,282

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$572,768	$671,646
Accrued liabilities	1,262,303	392,310
Bank loans, current portion	442,529	463,498
Convertible promissory notes		5,676,680
Deferred revenue	117,890	—
Total current liabilities	2,395,490	7,204,134
Promissory notes	5,191,667	—
Bank loans, less current portion	19,599	431,666

Total liabilities	7,606,756	7,635,800

Commitments (Note 4)
Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value:	57,485	29,058
Authorized: 84,316,733 shares Issued and outstanding: 57,484,657 and 29,057,971 shares at December 31, 2003 and 2002, respectively (Liquidation value: $35,869,683)
Common stock, $0.001 par value:	3,573	3,500
Authorized: 100,000,000 shares Issued and outstanding: 3,573,229 and 3,500,593 shares at December 31, 2003 and 2002, respectively
Additional paid-in capital	35,492,195	16,644,316
Notes receivable from stockholders	(36,959)	(34,731)
Accumulated deficit	(34,751,505)	(22,243,661)

Total stockholder’s equity (deficit)	764,789	(5,601,518)

Total liabilities and stockholder’s equity (deficit)	$8,371,545	$2,034,282

See accompanying notes.

FIII-3

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Revivant Corporation

Statements of Operations

	Year Ended December 31,
	2003	2002
Operating expenses:
Research and development	$(7,085,733)	$(6,554,715)
Sales and marketing	(3,383,941)	(1,522,607)
General and administrative	(1,765,276)	(1,169,639)

Total operating expenses	(12,234,950)	(9,246,961)
Interest income	28,820	31,725
Interest expense	(301,714)	(336,777)

Net loss	$(12,507,844)	$(9,552,013)

See accompanying notes.

FIII-4

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Revivant Corporation

Statement of Stockholders’ Equity (Deficit)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	29,057,971	$29,058	3,453,612	$3,453	$16,580,599	$(29,244)	$(12,691,648)	$3,892,218
Issuance of common stock upon exercise of options, for cash at $0.12 per share	—	—	46,981	47	5,591	—	—	5,638
Interest on notes receivable from stockholders	—	—	—	—	—	(5,487)	—	(5,487)
Issuance of warrants for common stock	—	—	—	—	58,126	—	—	58,126
Net loss	—	—	—	—	—	—	(9,552,013)	(9,552,013)

Balance at December 31, 2002	29,057,971	29,058	3,500,593	3,500	16,644,316	(34,731)	(22,243,661)	(5,601,518)
Issuance of common stock upon exercise of options for cash at $0.12 per share	—	—	72,636	73	8,644	—	—	8,717
Issuance of Series E preferred stock at $0.6744 per share for cash and cancellation of indebtedness, net of issuance cost of $77,245	18,047,049	18,047	—	—	12,075,637	—	—	12,093,684
Issuance of Series F preferred stock at $0.6744 per share for cash, net of issuance costs of $226,023	10,379,597	10,380	—	—	6,763,598	—	—	6,773,978
Interest on notes receivable from stockholders	—	—	—	—	—	(2,228)	—	(2,228)
Net loss	—	—	—	—	—	—	(12,507,844)	(12,507,844)

Balance at December 31, 2003	57,484,617	$57,485	3,573,229	$3,573	$35,492,195	$(36,959)	$(34,751,505)	$764,789

See accompanying notes.

FIII-5

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Revivant Corporation

Statements of Cash Flows

	Year Ended December 31,
	2003	2002
Cash flows from operating activities
Net loss	$(12,507,844)	$(9,552,013)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	363,430	326,736
Provision for excess and obsolete inventory	371,723	167,577
Non-cash interest expense	194,984	63,186
Loss on disposal of assets	2,980
Changes in operating assets and liabilities:
Accounts receivable	(12,766)
Inventory	(1,284,798)	(547,059)
Prepaid and other current assets	(30,578)	15,646
Accounts payable	(98,878)	434,561
Accrued liabilities	869,993	85,638
Deferred revenue	117,890
Long-term liabilities	45,449

Net cash used in operating activities	(11,968,415)	(9,005,728)

Cash flows from investing activities
Purchase of property and equipment	(77,105)	(551,330)
Restricted cash	(2,500)	100,000

Net cash used in investing activities	(79,605)	(451,330)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net	11,672,676	—
Proceeds from issuance of convertible promissory notes and warrants	6,500,002	5,500,000
Proceeds from issuance of common stock	8,717	5,638
Proceeds from bank loans	—	322,550
Interest on notes receivable from stockholder	(2,228)	(5,487)
Payment of bank loans	(463,498)	(424,526)

Net cash provided by financing activities	17,715,669	5,398,175

Net increase (decrease) in cash and cash equivalents	5,667,649	(4,058,883)
Cash and cash equivalents, beginning of period	662,073	4,720,956

Cash and cash equivalents, end of period	$6,329,722	$662,073

Supplemental disclosure of noncash investing and financing activities
Issuance of warrants in conjunction with convertible promissory notes	$—	$58,126
Issuance of preferred stock for convertible promissory notes and accrued interest	7,194,986	—

See accompanying notes.

FIII-6

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Revivant Corporation

Notes to Financial Statements

1. Formation and Business of Revivant

Revivant Corporation (“Revivant”) was incorporated on March 20, 1997 in the state of Delaware, under the name of Emergency Medical Systems, Inc., to develop technology for cardiac resuscitation. In July 2000, Revivant changed its name from Emergency Medical Systems Inc. to Revivant Corporation. Through December 31, 2002, Revivant had been primarily engaged in developing its initial product technology, recruiting personnel, developing business and financial plans and raising capital. During the fiscal year 2003, Revivant has focused their efforts on the sale and marketing of their product, the AutoPulse™ Resuscitation System. Accordingly, Revivant has moved from the development stage into the commercial stage of its business cycle.

Basis of Presentation

Revivant has sustained recurring losses from operations from inception through December 31, 2003 and has an accumulated deficit of $34.7 million. Revivant also has sustained operating cash flow deficiencies since inception. Management anticipates Revivant will continue to incur operating losses and operating cash flow deficiencies for at least the next twelve months. Management is actively pursuing additional equity and debt financing from both institutional and corporate investors and Revivant’s fiscal 2004 operating plan places significant reliance on obtaining outside financing. The sale of additional equity or debt securities could result in additional dilution to existing stockholders. If additional funds are raised through the issuance of equity or debt securities, these securities could have rights that are senior to existing stockholders and could contain covenants that could restrict operations. Any additional financing may not be available in amounts or on terms acceptable to Revivant, if at all. These issues raise substantial doubt about Revivant’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Revivant considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Revivant’s cash and cash equivalents are maintained at one financial institution in the United States. Deposits in this financial institution may, from time to time, exceed federally insured limits.

Restricted Cash

At December 31, 2003 and December 31, 2002, cash of $102,500 and $100,000 was restricted from withdrawal and held by a bank in the form of a certificate of deposit. The certificate of deposit serves as collateral supporting a letter of credit issued to the lessor under the facilities operating lease agreement.

FIII-7

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Machinery and laboratory equipment, computer and related equipment, and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Maintenance and repairs are charged to operations as incurred.

Inventory

Inventories are stated at lower of cost or market value. Cost is determined using standard cost, which approximates actual costs on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value.

Revenue recognition

Revenue from product sales is recognized when the title and risk of ownership has transferred, provided that evidence of an arrangement exists, the price is fixed or determinable, collection of the resulting receivable is reasonably assured and remaining obligations are not significant. Revenue is reduced for discounts and rebates offered to customers.

Revivant offers a limited right of return with its products based upon Revivant’s discretion. As a result of these rights of return and the current unavailability of historical trends in sales and product returns, revenue and the related cost of revenues have been deferred until the return right had lapsed, or Revivant has sufficient historical basis from which to estimate return rates. Accordingly, as of December 31, 2003, Revivant deferred revenue of $117,890 related to such product sales.

Research and Development Expenditures

Research and development costs are charged to operations as incurred.

Income Taxes

Revivant accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Risks and Uncertainties

Some of Revivant’s products require approvals from the Food and Drug Administration and international regulatory agencies prior to commercialized sales. Revivant’s currently marketed product has received such approval. There can be no assurance that future products under development will receive any of these required approvals. If Revivant was denied such approvals or such approvals were delayed, it would have a materially adverse impact on Revivant.

Three customers accounted for 49%, 29% and 21% of gross accounts receivable at December 31, 2003.

Fair Value of Financial Instruments

Carrying amounts of certain of Revivant’s financial instruments, including cash equivalents, prepaid and other current assets, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based upon borrowing rates currently available to Revivant for loans with similar terms, the carrying value of capital lease obligations and bank loans approximate fair value.

FIII-8

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Stock-Based Compensation

Revivant accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock issued to Employees and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans and complies with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation.

Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of Revivant’s stock and the exercise price. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity investments.

Revivant has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Had compensation cost for Revivant’s stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, Revivant’s net loss would have been increased to the pro forma amounts indicated below:

	Year Ended December 31,
	2003	2002
Net loss, as reported	$(12,507,844)	$(9,552,013)
Add: Total stock-based employee compensation cost, determined under fair value based method for all awards	(39,116)	(47,486)

Pro forma net loss	$(12,546,960)	$(9,599,499)

The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

	2003	2002
Risk-free interest rate	2.90%	4.72%
Expected life	5 years	5 years
Dividend yield	—	—

The weighted average per share fair value of options granted during the year ended December 31, 2003 and December 31, 2002, was $0.02, and $0.03, respectively.

Revivant accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

FIII-9

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

3. Balance Sheet Components

Inventory consists of the following:

	December 31,
	2003	2002
Raw materials	$1,013,659	$329,093
Finished goods	278,898	50,389

	$1,292,557	$379,482

Property and equipment, net consist of the following:

	December 31,
	2003	2002
Machinery and laboratory equipment	$569,289	$520,991
Computer and related equipment	575,296	553,170
Furniture and fixtures	199,806	199,876
Leasehold improvements	132,343	132,343

	1,476,734	1,406,380
Less: Accumulated depreciation and amortization	(996,870)	(637,211)

	$479,864	$769,169

Depreciation and amortization expense was $363,425 and $326,736 for the years ended December 31, 2003 and 2002, respectively.

Accrued liabilities consist of the following:

	December 31,
	2003	2002
Collaborative research obligations	$911,128	$58,153
Accrued payroll and related expenses	187,174	189,466
Accrued professional fees	90,891	62,000
Accrued other	73,110	82,691

	$1,262,303	$392,310

FIII-10

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

4. Commitments

Leases

Revivant leases office space under two noncancelable operating leases that expire in 2004 and 2005. Rent expense for the years ended December 31, 2003 and 2002 was $342,723 and $338,054, respectively.

Future minimum lease payments under all noncancelable operating leases are as follows:

Year Ending December 31,	Operating Leases
2004	$254,016
2005	107,136

Total lease payments	$361,152

Sponsored Research and License Agreements

In March 1999, Revivant and John Hopkins University entered into a Research Agreement for an initial period of two years. Under the terms of the Agreement, Revivant agreed to pay John Hopkins University $105,000 per year payable on a quarterly basis. Revivant accrued $190,005 at December 31, 2003, which is included in accrued liabilities and the amount was charged to research and development expense. This Agreement shall automatically continue for two successive one year periods unless Revivant delivers written notice to John Hopkins University no later than thirty days prior to the end of the initial period or any extension period, that it does not desire to continue research.

In March 1999, Revivant entered into licensing agreements with John Hopkins University to provide Revivant with the use of certain patent rights. Under the terms of the agreements, Revivant pays annual maintenance fees of $10,000 and is further obligated to make certain future milestone payments, milestone stock issuances and royalties based on net sales of products originating from the licensed technologies. The agreements will expire on a country by country basis, at the patent expiration date or if no patents were issued ten years from the effective date of the agreement. No royalty payments have been made to date.

In August 2003, Revivant entered into a clinical study agreement with the University of Washington. Under the terms of the agreement, Revivant pays quarterly installments ranging from $261,388 to $515,217, and an initial payment of $40,000. Revivant accrued $721,123 at December 31, 2003, which is included in accrued liabilities and the amount was charged to research and development expense. The agreement terminates in September 2005, or either party can decide to terminate the agreement, with a sixty day notice.

5. Bank Loans

In April 2000, Revivant entered into an equipment lease line with a financial institution and subsequently borrowed $400,000 to purchase equipment which represents the maximum amount available. Borrowings are repayable in 48 equal monthly installments. All payments represent both principal and interest; the interest rate is between 8.83% - 8.93% per annum. All borrowings under the equipment lease line are collateralized by all of Revivant’s presently existing and later acquired assets. In connection with the equipment lease line, Revivant granted warrants to purchase shares of preferred stock, which is described in Note 7.

In December 2001, Revivant entered into another equipment lease line with a financial institution and subsequently borrowed $322,550, during February through April 2002, to purchase equipment. The total committed equipment line under the agreement is $750,000. Borrowings are payable in 36 equal monthly installments. All payments represent both principal and interest and bear interest at 6.25% per annum. All borrowings under the equipment lease line are collateralized by all of Revivant’s presently existing and later acquired assets.

FIII-11

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

In December 2001, Revivant entered into a working capital loan that provides for borrowings of up to $750,000, which are collateralized by all of Revivant’s presently existing and later acquired assets. The working capital loan expires in December 2004 and accrues interest at a rate of 6.75% per annum. In connection with the working capital loan, Revivant granted warrants to purchase shares of preferred stock, which are described in Note 7.

Future payments under all of the bank loans are as follows:

Year Ending December 31,	Bank Loans
2004	$442,529
2005	19,599

Total	$462,128

6. Promissory Notes

In May through December 2002, Revivant sold convertible promissory notes with an aggregate principal value of $5,500,000. Interest accrued on the unpaid principal at a rate of 10.5% per annum, compounded annually. In connection with the convertible promissory notes, warrants to purchase a total of 1,037,960 shares of common stock were issued, which are described in Note 7. Under the terms of the agreement, the entire principal amount and accrued interest on those notes was to be converted into shares of Revivant’s equity securities issued and sold at the close of Revivant’s next equity financing in a single transaction or a series of related transactions yielding gross proceeds to Revivant of at least $5,000,000 in the aggregate including amounts converted pursuant to the notes. On January 23, 2003, the principal of $5,500,000 and accrued interest of $194,984 was converted into 8,444,519 shares of Series E preferred stock and $4,975,946 was paid in cash to purchase 7,378,330 shares of Series E preferred stock.

In August of 2003, Revivant sold promissory notes with an aggregate principal value of $5,000,000. Interest accrued on the unpaid principal at a rate of 10% per annum. All interest on the notes is payable quarterly in arrears on each March 31, June 30, September 30 and December 31. Any accrued but unpaid interest will be automatically added to the unpaid principal amount of the notes. As of December 31, 2003, Revivant has accrued $191,677 in interest related to the note. The promissory notes are collateralized by the majority of Revivant’s assets.

FIII-12

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

7. Stockholder’s Equity

Common Stock

Under Revivant’s Articles of Incorporation, as amended, Revivant is authorized to issue 100,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends when and if declared by the Board of Directors subject to the prior rights of the preferred stockholders. The holder of each share of common stock is entitled to one vote. As of December 31, 2003, no dividends had been declared. At December 31, 2003, Revivant has reserved common stock for future issuance as follows:

Shares Reserved
Series A convertible preferred stock	3,868,822
Series B convertible preferred stock	6,097,560
Series C convertible preferred stock	2,267,650
Series D convertible preferred stock	16,823,979
Series E convertible preferred stock	18,047,049
Series F convertible preferred stock	10,379,597
Exercise of options under stock option plan	8,191,508
Issuance of options under stock option plan	748,996
Warrants for Series C convertible preferred stock	19,048
Warrants for Series D convertible preferred stock	88,236
Warrants for Series E convertible preferred stock	10,507
Warrants for common stock	1,037,960

67,580,912

Convertible Preferred Stock

Convertible Preferred Stock at December 31, 2002 consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Proceeds Net of Issuance Costs
A	3,868,822	3,868,822	$1,288,318	$1,269,988
B	6,097,560	6,097,560	2,500,000	2,449,543
C	2,331,142	2,267,650	1,428,920	1,498,171
D	18,000,000	16,823,939	11,396,536	11,249,657

	30,297,524	29,057,971	$16,613,774	$16,467,359

FIII-13

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Convertible Preferred Stock at December 31, 2003 consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Proceeds Net of Issuance Costs
A	3,868,822	3,868,822	$1,288,318	$1,269,988
B	6,097,560	6,097,560	2,500,000	2,449,943
C	2,286,698	2,267,650	1,428,620	1,498,171
D	16,912,215	16,823,979	11,396,536	11,249,657
E	41,771,841	18,047,049	12,225,070	12,093,684
F	10,379,597	10,379,597	7,031,139	6,773,978
G	3,000,000	—	—	—

	84,316,733	57,484,657	$35,869,683	$35,335,421

The holders of the Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock have the various rights and preferences as follows:

Voting Rights

The holder of each share of preferred stock is entitled to one vote for each share of common stock into which shares of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock could be converted.

Dividends

The holders of shares of Series A, Series B, Series C, Series D, Series E, and Series F convertible preferred stock are entitled to receive dividends at the rate of $0.0233, $0.0287, $0.0441, $0.0472, $0.054, and $0.054 per share per year, respectively. In the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all outstanding shares of preferred stock in an amount equal per share (on an as-if-converted basis) to the amount paid or set aside for each share of common stock whenever funds are legally available. Such dividends are payable when and if declared by the Board of Directors, and are not cumulative. As of December 31, 2003, no dividends had been declared.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial per share conversion price of shares of Series A, Series B, Series C, Series D, Series E and Series F convertible preferred stock is $0.333, $0.41, $0.63, $0.6744, $0.6744, and $0.6744, respectively, and is subject to adjustment as set forth in Revivant’s Certificate of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering where the aggregate proceeds raised equal or exceed $25,000,000 (net of underwriting discounts and commissions) and where the aggregate pre-offering market capitalization of Revivant equals or exceeds $75,000,000 calculated based on the total number of shares of common stock that are outstanding (including common stock issuable upon conversion or exercise of outstanding preferred stock, warrants and options) immediately prior to the closing of such offering multiplied by the price to the public, or at such time as Revivant receives the consent of the holders of not less than a majority of the preferred stock then outstanding, voting together as a single class.

FIII-14

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Liquidation

In the event of any liquidation or sale of Revivant, the holders of shares of Series F convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of Series A, Series B, Series C, Series D, Series E, and common stock, an amount per share equal to $0.6744 for each outstanding share of Series F convertible preferred stock (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares. After the Series F liquidation amount has been paid in full to the holders of Series F convertible preferred stock, the holders of Series E convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of Series A, Series B, Series C, Series D, and common stock, an amount per share equal to $0.6774 for each outstanding share of Series E convertible preferred stock (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares. After the Series F liquidation amount and the Series E liquidation amount has been paid in full to the holders of Series F convertible preferred stock and Series E convertible preferred stock, respectively, the holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of stock, an amount per share equal to $0.333, $0.41, $0.63 and $.6774 for each outstanding share of Series A, Series B, Series C and Series D convertible preferred stock, respectively, (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares. After the preferred stockholders have been paid in full, the remaining assets of Revivant available for distribution shall be distributed ratably to the holders of common stock and Series D and Series E convertible preferred stock (on an as-if-converted basis) until such holders of preferred stock have received an aggregate $2.70 per share (as adjusted for any stock dividends, combinations or splits). Any remaining assets are then distributed ratably to the holders of common stock based on the number of shares of common stock held by each stockholder.

Notes Receivable from Stockholders

In 1999, Revivant issued a total of 886,363 shares of common stock to three employees in exchange for full recourse promissory notes of $44,318 collateralized by the related common stock, which bear annual interest between 4.47% and 4.66%. Repayment is due in four years from the date of the promissory notes, or earlier upon termination. At December 31, 2003, the outstanding balance on these notes is $36,959.

Stock Option Plan

In May 1997, Revivant authorized the 1997 Stock Plan (the “Plan”) under which the Board of Directors may issue incentive stock options and nonqualified stock options. Through December 31, 2003, Revivant has reserved a total of 10,947,381 shares of common stock for issuance under the Plan. Options are to be granted at an exercise price not less than fair market value for incentive options or 85% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and nonstatutory stock options will not be less than 110% of fair market value. The options are generally exercisable over four years and may be subject to repurchase. The vesting provisions of individual options may vary but provide for vesting of at least 20% per year.

The Plan provides that the term of the options shall be no more than ten years from the date of the grant. Upon termination of employment, all unvested options are canceled and returned to the Plan after a period of 90 days, unless exercised earlier by the employee.

FIII-15

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

Activity under the Plan is set forth below:

	Shares Available for Grant	Options Outstanding
		Number of Options	Weighted Average Exercise Price
Balances, December 31, 2001	1,854,292	3,705,829	$0.12
Options granted	(1,859,900)	1,859,900	0.12
Options exercised	—	(46,981)	0.12
Options canceled	142,415	(142,415)	0.12

Balances, December 31, 2002	136,807	5,376,333	0.12
Additional shares reserved	3,500,000	—
Options granted	(3,063,695)	3,063,695	0.12
Options exercised	—	(72,636)	0.12
Options canceled	175,884	(175,884)	0.12

Balances, December 31, 2003	748,996	8,191,508	0.12

At December 31, 2003, the stock options outstanding were as follows:

Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)
$0.033	20,000	4.33	20,000
0.090	390,000	5.50	390,000
0.120	7,781,508	8.49	5,573,303

	8,191,508		5,983,303

At December 31, 2002, there were 2,504,599 outstanding options which were exercisable.

Stock Options Granted Outside of Plan

In 1997, Revivant granted 10,000 shares of nonqualified stock options to purchase Revivant’s common stock to a consultant. The options were granted at fair market value and were fully vested at the grant date. These options were issued under no specific option plan.

Warrants

In connection with the equipment lease line entered into by Revivant in April 2000, Revivant granted a warrant to purchase 19,048 shares of Series C convertible preferred stock at an exercise price of $0.63 per share. The warrant expires upon the later of April 12, 2010 or the seventh anniversary of Revivant’s initial public offering. Revivant has determined the fair value of this warrant using the Black-Scholes option pricing model with the following assumptions: 0% dividend yield, 50% volatility, risk-free interest rate of 6.26%; and contractual life of 10 years. The warrant was valued at $3,392 and is amortized to interest expense over the term of the lease line. As of December 31, 2003, the unamortized balance of the warrant is $1,129. The warrant is outstanding at December 31, 2003.

FIII-16

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

In connection with the working capital loan entered into by Revivant in December 2001, Revivant granted a warrant to purchase 88,236 shares of Series D preferred stock at an exercise price of $0.68 per share. The warrant expires upon the later of December 18, 2011 or the seventh anniversary of Revivant’s initial public offering. Revivant has determined the fair value of this warrant using the Black-Scholes option pricing model with the following assumptions: 0% dividend yield, 50% volatility, risk-free interest rate of 5.21%; and contractual life of 10 years. The warrant was valued at $30,840 and is amortized to interest expense over the term of the loan. As of December 31, 2003, the unamortized balance of the warrant is $26,559. The warrant is outstanding as of December 31, 2003.

In connection with the convertible promissory notes sold by Revivant in May through December 2002, Revivant granted warrants to purchase 741,399; 111,210; and 185,351 shares of common stock at an exercise price of $0.12 per share in October, November and December of 2002, respectively. The warrants expire in October, November and December of 2007. Revivant has determined the fair value of these warrants using the Black-Scholes option pricing model with the following assumptions: 0% dividend, 50% volatility, risk-free interest rate of 2.78% to 3.19% and contractual life of 5 years. The warrants are valued at $58,126 and have been fully expensed in 2002. The warrants are outstanding as of December 31, 2003.

In May 2003, in connection with Revivant’s receipt of the waiver of their December 31, 2002 debt covenant violations from Silicon Valley Bank, Revivant granted a warrant to purchase 10,507 shares of Series E preferred stock at an exercise price of $0.6744 per share. The warrant expires upon the later of May 29, 2013 or seventh anniversary of Revivant’s initial public offering. Revivant has determined the fair value of this warrant using the Black-Scholes option pricing model with the following assumptions: 0% dividend yield; 50% volatility; risk-free rate of 3.41%; and a contractual life of 5 years. Revivant determined that the value of warrants was not significant. The warrant is outstanding as of December 31, 2003.

8. Employee Benefit Plan

In January 1999, Revivant adopted a defined contribution retirement plan (the “401(k) Plan”), which qualifies under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan covers essentially all employees. Eligible employees may make voluntary contributions to the 401(k) Plan up to statutory annual limitations and Revivant is allowed to make discretionary contributions. Revivant has made no discretionary contributions to date.

9. ZOLL Agreement

In August of 2003, ZOLL Medical Corporation (“ZOLL”) invested $7 million in Series F convertible preferred stock (see Note 7 for the rights and preferences) and provided $5 million of debt financing (see Note 6 for additional detail). In return, ZOLL received a 15% stake in Revivant and an option, at ZOLL’s discretion, to acquire the remaining outstanding shares of Revivant at any time through October 4, 2004. If the option is exercised by ZOLL, ZOLL will pay $15 million to Revivant’s stockholders to acquire the remaining outstanding shares. ZOLL may also make certain contingent payments for 1) milestone payments for published papers resulting from clinical studies of up to $15 million, including bonuses or penalties for papers published before or after certain target dates and 2) payments based on achievement of sales levels of the AutoPulse in years 2005 through 2007. All payments made after the initial debt and equity investments will be a combination of cash and ZOLL common stock.

FIII-17

Revivant Audited Financial Statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002

10. Income Taxes

The tax effect of the significant components of the net deferred tax assets are as follows:

	December 31,
	2003	2002
Net operating loss carryforwards	$12,350,000	$7,437,000
Depreciation and amortization	1,394,000	1,363,000
Research and development credit carryforward	1,562,000	949,000
Accruals and reserves	113,000	113,000

Total deferred tax assets	15,419,000	9,862,000
Less: Valuation allowance	(15,419,000)	(9,862,000)

	$—	$—

Revivant has placed a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

As of December 31, 2003, Revivant had net operating loss carryforwards of approximately $31,025,000 and $30,876,000 available to reduce future taxable income, if any, for both federal and California state income tax purposes, respectively. The net operating loss carryforwards expire between 2004 and 2018, and valuation allowances have been reserved, where necessary.

As of December 31, 2003, Revivant had credit carryforwards of approximately $793,000 and $854,000 available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The net operating loss carryforwards expire between 2005 and 2018, and valuation allowances have been reserved, where necessary.

Utilization of the net operating loss carryforward may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss before utilization.

FIII-18

REVIVANT CORPORATION

INDEX TO UNAUDITED FINANCIAL STATEMENTS

AS OF

SEPTEMBER 30, 2004 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND

SEPTEMBER 30, 2003

FIV-1

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Revivant Corporation

Unaudited Balance Sheet

September 30, 2004 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$354,911
Restricted cash	2,500
Accounts receivable	409,627
Inventory	1,370,015
Prepaid and other current assets	68,825

Total current assets	2,205,878

Property and equipment, net	241,540
Other assets	69,587

Total assets	$2,517,005

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$933,754
Accrued liabilities	1,783,716
Bank loans, current portion	172,561
Deferred revenue	42,713
Deferred rent	9,155
Customer deposits	355,000

Total current liabilities	3,296,899
Promissory notes	5,572,165

Total liabilities	8,869,064

Commitments (Note 5)
Stockholders’ deficit:
Convertible preferred stock, $0.001 par value:	61,136
Authorized: 88,023,732 shares
Issued and outstanding: 61,135,612 shares (Liquidation value: $38,445,844)
Common stock, $0.001 par value:	4,281
Authorized: 110,000,000 shares
Issued and outstanding: 4,280,811 shares
Additional paid-in capital	38,025,329
Notes receivable from stockholders	(33,476)
Accumulated deficit	(44,409,329)

Total stockholder’s deficit	(6,352,059)

Total liabilities and stockholder’s deficit	$2,517,005

See accompanying notes.

FIV-2

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Revivant Corporation

Unaudited Statement of Operations

	Nine Months Ended
	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
Net sales	$2,552,273	—
Cost of goods sold	2,946,488	—

Gross Profit (Loss)	(394,215)	—
Operating expenses:
Research and development	$(3,636,178)	$(5,556,040)
Sales and marketing	(3,368,650)	(1,858,063)
General and administrative	(1,854,085)	(1,181,012)

Total operating expenses	(8,858,913)	(8,595,115)
Interest income	18,279	13,928
Interest expense	(422,975)	(185,499)

Net loss	$(9,657,824)	$(8,766,686)

See accompanying notes.

FIV-3

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Revivant Corporation

Unaudited Statement of Stockholders’ Equity (Deficit)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	57,484,617	$57,485	3,573,229	$3,573	$35,492,195	$(36,959)	$(34,751,505)	$764,789
Issuance of common stock upon exercise of options for cash at $0.12 per share			342,959	343	40,812			41,155
Issuance of common stock upon exercise of warrants for cash at $0.12 per share			364,623	365	43,390			43,755
Issuance of Series E-2 preferred stock at $0.6744 per share for cash and cancellation of indebtedness, net of issuance cost of $19,729	3,534,995	3,535			2,360,736			2,364,271
Issuance of Series G preferred stock at $1.00 per share for cash	116,000	116			115,884			116,000
Interest on notes receivable from stockholders						(2,914)		(2,914)
Repayment of note receivable from stockholders						6,397		6,397
Extinguishment of warrants for common stock					(27,688)			(27,688)
Net loss							(9,657,824)	(9,657,824)

Balance at September 30, 2004	61,135,612	$61,136	4,280,811	$4,281	$38,025,329	$(33,476)	$(44,409,329)	$(6,352,059)

See accompanying notes.

FIV-4

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Revivant Corporation

Unaudited Statements of Cash Flows

	Nine Months Ended
	September 30, 2004	September 30, 2003
	Unaudited
Cash flows from operating activities
Net loss	$(9,657,824)	$(8,766,686)
Other operating activities	1,474,493	115,565

Net cash used in operating activities	(8,183,331)	(8,651,121)

Cash flows from investing activities
Purchase of property and equipment	(142,889)	(64,776)
Restricted cash	100,000

Net cash used in investing activities	(42,889)	(64,776)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net	2,480,271	11,672,676
Proceeds from issuance of convertible promissory notes and warrants		6,500,002
Termination of warrants	(27,688)
Proceeds from issuance of common stock	84,910	6,852
Repayment of note receivable from stockholder	6,397
Interest on notes receivable from stockholder	(2,914)	(1,224)
Payment of bank loans	(289,567)	(325,420)

Net cash provided by financing activities	2,251,409	17,852,886

Net increase (decrease) in cash and cash equivalents	(5,974,811)	9,136,989
Cash and cash equivalents, beginning of period	6,329,722	662,073

Cash and cash equivalents, end of period	$354,911	$9,799,062

Supplemental disclosure of noncash investing and financing activities
Issuance of preferred stock for convertible promissory notes and accrued interest	$—	$7,194,986

See accompanying notes.

FIV-5

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Revivant Corporation

Notes to Financial Statements (Unaudited)

1. Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting only of adjustments of a normal recurring nature) considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. Examples include provisions for returns, bad debts and the estimated lives of fixed assets. Actual results may differ from these estimates. The results for the interim periods are not necessarily indicative of results to be expected for the entire year. The information contained in the interim financial statements should be read in conjunction with Revivant’s audited financial statements as of and for the year ended December 31, 2003.

2. Formation and Business of Revivant

Revivant Corporation (“Revivant”) was incorporated on March 20, 1997 in the state of Delaware, under the name of Emergency Medical Systems, Inc., to develop technology for cardiac resuscitation. In July 2000, Revivant changed its name from Emergency Medical Systems Inc. to Revivant Corporation. Through December 31, 2002, Revivant had been primarily engaged in developing its initial product technology, recruiting personnel, developing business and financial plans and raising capital. During fiscal 2003 and 2004, Revivant has focused their efforts on the sale and marketing of their product, the AutoPulse™ Resuscitation System. Accordingly, in 2003, Revivant moved from the development stage into the commercial stage of its business cycle.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Revivant considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Revivant’s cash and cash equivalents are maintained at one financial institution in the United States. Deposits in this financial institution may, from time to time, exceed federally insured limits.

Restricted Cash

At September 30, 2004, cash of $2,500 was restricted from withdrawal and held by a bank in the form of a certificate of deposit.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Machinery and laboratory equipment, computer and related equipment, and furniture and fixtures are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Maintenance and repairs are charged to operations as incurred.

Inventory

Inventories are stated at lower of cost or market value. Cost is determined using standard cost, which approximates

FIV-6

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003 actual costs on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value.

Revenue Recognition

Revenue from product sales is recognized when the title and risk of ownership has transferred, provided that evidence of an arrangement exists, the price is fixed or determinable, collection of the resulting receivable is reasonably assured and remaining obligations are not significant. Revenue is reduced for discounts and rebates offered to customers. Revenue received in advance of fulfillment of performance obligations are deferred and recognized when obligations are fulfilled.

Research and Development Expenditures

Research and development costs are charged to operations as incurred.

Income Taxes

Revivant accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Risks and Uncertainties

Some of Revivant’s products require approvals from the Food and Drug Administration and international regulatory agencies prior to commercialized sales. Revivant’s currently marketed product has received such approval. There can be no assurance that future products under development will receive any of these required approvals. If Revivant was denied such approvals or such approvals were delayed, it would have a materially adverse impact on Revivant.

Two customers accounted for 51% and 19% of gross accounts receivable at September 30, 2004.

Fair Value of Financial Instruments

Carrying amounts of certain of Revivant’s financial instruments, including cash equivalents, prepaid and other current assets, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based upon borrowing rates currently available to Revivant for loans with similar terms, the carrying value of capital lease obligations, promissory notes, and bank loans approximate fair value.

Stock-Based Compensation

Revivant accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock issued to Employees and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans and complies with the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation.

Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of Revivant’s stock and the exercise price. SFAS No. 123 defines a fair value based method of accounting for an employee stock option or similar equity investments.

FIV-7

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Revivant has adopted the disclosure-only provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Had compensation cost for Revivant’s stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, Revivant’s net loss would have been increased to the pro forma amounts indicated below:

	Nine Months Ended
	September 30, 2004	September 30, 2003
Net loss, as reported	$(9,657,824)	$(8,766,686)
Add: Total stock-based employee compensation cost, determined under fair value based method for all awards	(30,275)	(29,337)

Pro forma net loss	$(9,688,099)	$(8,796,023)

The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	3.43%	2.90%
Expected life	5 years	5 years
Dividend yield	—	—
Volatility	0%	0%

The weighted average per share fair value of options granted during the nine month periods ended September 30, 2004 and 2003 was $0.02. and $0.02, respectively.

Revivant accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

4. Balance Sheet Components

Inventory consists of the following:

September 30, 2004
Raw materials	$1,080,140
Finished goods	289,875

$1,370,015

Property and equipment consist of the following:

September 30, 2004
Machinery and laboratory equipment	$541,412
Computer and related equipment	617,052
Furniture and fixtures	199,873
Leasehold improvements	145,674

1,504,011
Less: Accumulated depreciation and amortization	(1,262,471)

$241,540

FIV-8

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Depreciation and amortization expense for the nine months ended September 30, 2004 and September 30, 2003 was $381,213 and $271,250, respectively.

Accrued liabilities consist of the following:

September 30, 2004
Collaborative research obligations	$1,022,285
Accrued payroll and related expenses	339,514
Accrued professional fees	123,736
Accrued warranty	20,460
Accrued other	277,721

$1,783,716

5. Commitments

Leases

Revivant leases office space under two noncancelable operating leases that expire in 2005. Rent expense for the nine months ended September 30, 2004 and September 30, 2003 was $317,221 and $254,260, respectively.

Future minimum lease payments under all noncancelable operating leases total $190,728 for 2005.

Sponsored Research and License Agreements

Revivant has a research agreement with John Hopkins University through July 31, 2005. Under the terms of the Agreement, Revivant agreed to pay John Hopkins University $105,000 per year payable on a quarterly basis. Revivant accrued $278,756 at September 30, 2004 which is included in accrued liabilities and the amount of $88,750 was charged to research and development expense for the nine months ended September 30, 2004. This Agreement shall automatically continue for two successive one year periods unless Revivant delivers written notice to John Hopkins University no later than thirty days prior to the end of the initial period or any extension period, that it does not desire to continue research. In August 2004, Revivant delivered written notice to John Hopkins University to execute an additional no-cost extension of the Agreement.

In March 1999, Revivant entered into licensing agreements with John Hopkins University to provide Revivant with the use of certain patent rights. Under the terms of the agreements, Revivant pays annual maintenance fees of $10,000 and is further obligated to make certain future milestone payments, milestone stock issuances and royalties based on net sales of products originating from the licensed technologies. The agreements will expire on a country by country basis, at the patent expiration date or if no patents were issued ten years from the effective date of the agreement. No royalty payments have been made to date.

In August 2003, Revivant entered into a clinical study agreement with the University of Washington. Under the terms of the agreement, Revivant pays quarterly installments ranging from $261,388 to $515,217, and made an initial payment of $40,000 in December 2003. Revivant accrued $743,529 at September 30, 2004, which is included in accrued liabilities and the amount was charged to research and development expense during the nine months ended September 30, 2004. The agreement terminates in September 2005, or either party can decide to terminate the agreement, with a sixty day notice.

FIV-9

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

6. Bank Loans

In April 2000, Revivant entered into an equipment lease line with a financial institution and subsequently borrowed $400,000 to purchase equipment. Borrowings were repayable in 48 equal monthly installments. All payments represent both principal and interest; the interest rate is between 8.83% - 8.93% per annum. The equipment lease line was paid in full in April 2004.

In December 2001, Revivant entered into another equipment lease line with a financial institution and subsequently borrowed $322,550 to purchase equipment. The total committed equipment line under the agreement is $750,000. Borrowings are payable in 36 equal monthly installments. All payments represent both principal and interest and bear interest at 6.25% per annum. Borrowings under the equipment lease line are collateralized by all of Revivant’s assets.

In December 2001, Revivant entered into a working capital loan that provides for borrowings of up to $750,000, which are collateralized by all of Revivant’s assets. The working capital loan expires in December 2004 and accrues interest at a rate of 6.75% per annum. In connection with the working capital loan, Revivant granted warrants to purchase shares of preferred stock, which are described in Note 8.

At September 30, 2004, future payments under all of the bank loans are as follows:

Calendar 2004	$97,456
Calendar 2005	$75,105

$172,561

FIV-10

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

7. Promissory Notes

In August of 2003, Revivant sold promissory notes with an aggregate principal value of $5,000,000 to ZOLL (see Note 10). The notes are due on June 30, 2007. Interest accrued on the unpaid principal at a rate of 10% per annum. All interest on the notes is payable quarterly in arrears on each March 31, June 30, September 30 and December 31. Any accrued but unpaid interest will be automatically added to the unpaid principal amount of the notes. As of September 30, 2004, Revivant has accrued $572,165 in interest related to the note. The promissory notes are collateralized by the majority of Revivant’s assets.

8. Stockholder’s Equity

Common Stock

Under Revivant’s Articles of Incorporation, as amended, Revivant is authorized to issue 110,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends when and if declared by the Board of Directors subject to the prior rights of the preferred stockholders. The holder of each share of common stock is entitled to one vote. As of September 30, 2004, no dividends had been declared. At September 30, 2004, Revivant has reserved common stock for future issuance as follows:

Shares Reserved
Series A convertible preferred stock	3,868,822
Series B convertible preferred stock	6,097,560
Series C convertible preferred stock	2,267,650
Series D convertible preferred stock	16,823,979
Series E convertible preferred stock	18,047,049
Series F convertible preferred stock	10,379,597
Series E-2 convertible preferred stock	3,534,995
Series G convertible preferred stock	116,000
Exercise of options under stock option plan	8,415,025
Issuance of options under stock option plan	182,520
Warrants for common stock	1,037,960

70,771,157

Convertible Preferred Stock

Convertible Preferred Stock at September 30, 2004 consisted of the following:

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Value	Proceeds Net of Issuance Costs
A	3,868,822	3,868,822	$1,288,318	$1,269,988
B	6,097,560	6,097,560	2,500,000	2,449,943
C	2,286,698	2,267,650	1,428,620	1,498,171
D	16,912,215	16,823,979	11,346,091	11,249,657
E	41,771,841	18,047,049	12,225,070	12,093,684
F	10,379,597	10,379,597	7,031,139	6,773,978
E-2	3,706,999	3,534,995	2,394,606	2,364,271
G	3,000,000	116,000	232,000	116,000

	88,023,732	61,135,652	$38,445,844	$37,815,692

FIV-11

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

The holders of the Series A, Series B, Series C, Series D, Series E, Series F, Series E-2 and Series G convertible preferred stock have the various rights and preferences as follows:

Voting Rights

The holder of each share of preferred stock is entitled to one vote for each share of common stock into which shares of Series A, Series B, Series C, Series D, Series E, Series E-2, Series F, and Series G preferred stock could be converted.

Dividends

The holders of shares of Series A, Series B, Series C, Series D, Series E, Series E-2, Series F, and Series G convertible preferred stock are entitled to receive dividends at the rate of $0.0233, $0.0287, $0.0441, $0.0472, $0.054, $0.054, $0.054, and $0.054 per share per year, respectively. In the event dividends are paid on any share of common stock, an additional dividend shall be paid with respect to all outstanding shares of preferred stock in an amount equal per share (on an as-if-converted basis) to the amount paid or set aside for each share of common stock whenever funds are legally available. Such dividends are payable when and if declared by the Board of Directors, and are not cumulative. As of September 30, 2004, no dividends had been declared.

Conversion

Each share of preferred stock, at the option of the holder, is convertible in to a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial per share conversion price of shares of Series A, Series B, Series C, Series D, Series E, Series E-2, Series F, and Series G convertible preferred stock is $0.333, $0.41, $0.63, $0.6744, $0.6774, $0.6774, $0.6774, and $1.00, respectively, and is subject to adjustment as set forth in Revivant’s Certificate of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering where the aggregate proceeds raised equal or exceed $25,000,000 (net of underwriting discounts and commissions) and where the aggregate pre-offering market capitalization of Revivant equals or exceeds $75,000,000 calculated based on the total number of shares of common stock that are outstanding (including common stock issuable upon conversion or exercise of outstanding preferred stock, warrants and options) immediately prior to the closing of such offering multiplied by the price to the public, or at such time as Revivant receives the consent of the holders of not less than a majority of the preferred stock then outstanding, voting together as a single class.

Liquidation

In the event of any liquidation or sale of Revivant, the holders of shares of Series G convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of Series A, Series B, Series C, Series D, Series E, Series E-2, Series F, and common stock, an amount per share equal to $2.00 for each outstanding share of Series G convertible preferred stock (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares.

After the Series G liquidation amount has been paid in full to the holders of Series G convertible preferred stock, the holders of Series F convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of Series A, Series B, Series C, Series D, Series E, Series E-2, and common stock, an amount per share equal to $0.6744 for each outstanding share of Series F convertible preferred stock (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares.

After the Series G liquidation amount and the Series F liquidation amount has been paid in full to the holders of Series G convertible preferred stock and Series F convertible preferred stock, the holders of Series E-2 convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of Series A, Series B, Series C, Series D, Series E, and common stock, an amount per share equal to

FIV-12

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

$0.6774 for each outstanding share of Series E-2 convertible preferred stock (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares.

After the Series G liquidation amount, the Series F liquidation amount and the Series E-2 liquidation amount has been paid in full to the holders of Series G convertible preferred stock, Series F convertible preferred stock and Series E-2 convertible preferred stock, the holders of Series E convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of Series A, Series B, Series C, Series D, and common stock, an amount per share equal to $0.6774 for each outstanding share of Series E convertible preferred stock (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares.

After the Series G liquidation amount, the Series F liquidation amount, the Series E-2 liquidation amount and the Series E liquidation amount has been paid in full to the holders of Series G convertible preferred stock, Series F convertible preferred stock, Series E-2 convertible preferred stock and Series E convertible preferred stock, the holders of Series A, Series B, Series C and Series D convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of Revivant to the holders of stock, an amount per share equal to $0.333, $0.41, $0.63 and $.6744 for each outstanding share of Series A, Series B, Series C and Series D convertible preferred stock, respectively, (as adjusted for any stock dividends, combinations or splits) plus any declared but unpaid dividends on such shares.

After the preferred stockholders have been paid in full, the remaining assets of Revivant available for distribution shall be distributed ratably to the holders of common stock and Series D, Series E-2 and Series E convertible preferred stock (on an as-if-converted basis) until such holders of preferred stock have received an aggregate $2.70 per share (as adjusted for any stock dividends, combinations or splits). Any remaining assets are then distributed ratably to the holders of common stock based on the number of shares of common stock held by each stockholder.

Notes Receivable from Stockholders

In 1999, Revivant issued a total of 886,363 shares of common stock to three employees in exchange for full recourse promissory notes of $44,318 collateralized by the related common stock, which bear annual interest between 4.47% and 4.66%. Repayment is due in four years from the date of the promissory notes, or earlier upon termination. At September 30, 2004, the outstanding balance on these notes is $33,476.

Stock Option Plan

In May 1997, Revivant authorized the 1997 Stock Plan (the “Plan”) under which the Board of Directors may issue incentive stock options and nonqualified stock options. Through September 30, 2004, Revivant has reserved a total of 10,947,381 shares of common stock for issuance under the Plan. Options are to be granted at an exercise price not less than fair market value for incentive options or 85% of fair market value for nonqualified stock options. For employees holding more than 10% of the voting rights of all classes of stock, the exercise prices for incentive and nonstatutory stock options will not be less than 110% of fair market value. The options are generally exercisable over four years and may be subject to repurchase. The vesting provisions of individual options may vary but provide for vesting of at least 20% per year.

The Plan provides that the term of the options shall be no more than ten years from the date of the grant. Upon termination of employment, all unvested options are canceled and returned to the Plan after a period of 90 days, unless exercised earlier by the employee.

FIV-13

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

Activity under the Plan is set forth below:

		Options Outstanding
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price
Balances, December 31, 2003	748,996	8,191,508	$0.12
Options granted	(685,000)	685,000	0.12
Options exercised	—	(342,959)	0.12
Options canceled	118,524	(118,524)	0.12

Balances, September 30, 2004	182,520	8,415,025	$0.12

At September 30, 2004, the stock options outstanding were as follows:

Options Outstanding
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Options Exercisable
$0.03	20,000	3.53	20,000
0.09	440,000	4.70	440,000
0.12	7,955,025	7.79	7,022,285

	8,415,025		7,482,285

Stock Options Granted Outside of Plan

In 1997, Revivant granted 10,000 shares of nonqualified stock options to purchase Revivant’s common stock to a consultant. The options were granted at fair market value and were fully vested at the grant date. These options were issued under no specific option plan.

Warrants

At September 30, 2004, Revivant had warrants outstanding to purchase 673,337 shares of its common stock with an exercise price of $0.12 per share. The warrants expire in October-December 2007.

9. Employee Benefit Plan

In January 1999, Revivant adopted a defined contribution retirement plan (the “401(k) Plan”), which qualifies under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan covers essentially all employees. Eligible employees may make voluntary contributions to the 401(k) Plan up to statutory annual limitations and Revivant is allowed to make discretionary contributions. Revivant has made no discretionary contributions to date.

FIV-14

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003

10. ZOLL Agreement

In August of 2003, ZOLL Medical Corporation (“ZOLL”) invested $7 million in Series F convertible preferred stock (see Note 8 for the rights and preferences) and provided $5 million of debt financing (see Note 7 for additional detail). In return, ZOLL received a 15% ownership interest in Revivant and an option, at ZOLL’s discretion, to acquire the remaining outstanding shares of Revivant at any time through October 4, 2004. On October 4, 2004, ZOLL announced its intention to exercise its option to acquire Revivant. On October 12, 2004, ZOLL completed the acquisition of Revivant. ZOLL paid consideration of $15 million, consisting of (1) $7.5 million in cash and (2) 224,300 shares of ZOLL common stock, par value $0.02 per share, as the initial merger consideration. ZOLL may also make certain contingent payments for (a) milestone payments for published papers resulting from clinical studies of up to $15 million, including bonuses or penalties for papers published before or after certain target dates and (b) payments based on achievement of sales levels of the AutoPulse in years 2005 through 2007. These payments will be a combination of cash and ZOLL common stock.

11. Income Taxes

The tax effect of the significant components of the net deferred tax assets are as follows:

September 30, 2004
Net operating loss carryforwards	$16,100,000
Depreciation and amortization	1,014,000
Research and development credit carryforward	1,686,000
Accruals and reserves	497,000

Total deferred tax assets	19,297,000
Less: Valuation allowance	(19,297,000)

$—

Revivant has placed a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

As of September 30, 2004, Revivant had net operating loss carryforwards of approximately $40,251,000 and $40,102,000 available to reduce future taxable income, if any, for both federal and California state income tax purposes, respectively. The net operating loss carryforwards expire between 2004 and 2018, and valuation allowances have been established, where necessary.

As of September 30, 2004, Revivant had credit carryforwards of approximately $917,000 and $978,000 available to reduce future income taxes, if any, for federal and California state income tax purposes, respectively. The net credit carryforwards expire between 2005 and 2018, and valuation allowances have been established, where necessary.

Utilization of the net operating loss carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of the net operating loss carryforwards before utilization.

12. Subsequent Event

On December 10, 2004, a complaint was filed against Revivant by Dr. Thomas Fogarty and his affiliate, alleging that Revivant owes a 4% royalty on all of its sales. Revivant believes the suit is without merit. Moreover, in connection with ZOLL’s acquisition of Revivant, the former stockholders of Revivant specifically agreed to indemnify ZOLL against Dr. Fogarty’s claim for all amounts up to $15 million. ZOLL has the right to set-off these indemnity claims against future contingent amounts payable by it as part of the purchase price for Revivant. At the time ZOLL completed its acquisition of Revivant, $2 million of the $7.5 million cash paid by ZOLL was segregated for the purpose of establishing a legal defense fund to defend potential action by Dr. Fogarty against Revivant. Any

FIV-15

Revivant Unaudited Financial Statements as of September 30, 2004 and for the nine months ended September 30, 2004 and September 30, 2003 amounts not needed for this purpose will be subsequently paid to the formers owners of Revivant as described in Note 10.

13. Related Party Transactions

During the nine months ended September 30, 2004, Revivant received approximately $345,000 of cash from ZOLL as a deposit to pay for demonstration units. This amount is reported as customer deposits at September 30, 2004.

During the nine months ended September 30, 2004, Revivant sold approximately $150,000 of product to ZOLL, reported in net sales, and as of September 30, 2004, approximately $90,000 remains unpaid and is reported as accounts receivable on the balance sheet.

As of September 30, 2004, approximately $5,000,000 of promissory notes payable to ZOLL, along with approximately $563,000 of accrued interest payable to ZOLL are reported as promissory notes on the financial statements.

FIV-16

You should rely only on the information contained in this prospectus or contained in a prospectus supplement; neither we nor the selling shareholders have authorized anyone else to provide you with different or additional information. The selling shareholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in the prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Prospectus

ZOLL MEDICAL CORPORATION

989,809 Shares of Common Stock

                          , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

ZOLL will pay all expenses incident to the offering and sale to the public of the shares of its common stock being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee:

Registration Fee—Securities and Exchange Commission	$3,922
Accountants Fees and Expenses	$7,500
Legal Fees and Expenses	$20,000
Printing Expenses	$4,000
Miscellaneous	$0

Total	$35,422

Item 14.	Indemnification of Directors and Officers.

ZOLL is a Massachusetts corporation. Section 2.02(b)(4) of Chapter 156D of the Massachusetts General Laws (“Section 2.02(b)(4)”) allows a corporation to eliminate or limit the personal liability of a director of a corporation to the corporation for monetary damages for a breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, except (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for improper distributions or (4) for any transaction from which a director derived an improper personal benefit.

Section 8.51(a) of Chapter 156D of the Massachusetts General Laws provides that a corporation may indemnify its directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with any litigation or other legal proceeding brought against any director by virtue of his position as a director of ZOLL unless he is deemed to have not acted in good faith in the reasonable belief that his action was in the best interest of the corporation or was at least not opposed to the best interest of the corporation and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 8.52 of Chapter 156D of the Massachusetts General Laws provides that a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Section 8.56(a) of Chapter 156D of the Massachusetts General Laws (“Section 8.56”) provides that a corporation may indemnify and advance expenses to its officers to the same extent as its directors and, for officers that are not directors, to the extent provided by (1) the articles of organization, (2) the bylaws, (3) a vote of the board of directors or (4) a contract except for liability arising out of acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

Article 6A of ZOLL’s Restated Articles of Organization, as amended, provides that a director of ZOLL will not be personally liable to ZOLL or its shareholders for monetary damages arising out of the director’s breach of his fiduciary duty, provided, that such liability is not limited (1) for any breach of the duty of loyalty, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for improper distributions or (4) for any transactions from which the director derived an improper personal benefit. No amendment or repeal of ZOLL’s Restated Articles of Organization shall adversely affect these provisions for acts occurring prior to such amendment. In addition, Article V of the Amended and Restated Bylaws of ZOLL provides that ZOLL shall, except as limited by law, indemnify each of its directors and officers against all expenses and liabilities which he has incurred in connection with or arising out of any actual or threatened action, suit or proceeding in which he may be involved by reason of his being or having been a director or officer of ZOLL, provided no such indemnification shall be made in relation to matters as to which such director or officer shall be finally adjudged in any such action, suit or proceeding not to have acted in good faith and in the reasonable belief that his action was in the best interests of ZOLL, or with respect to a criminal matter, that he had reasonable cause to believe that his conduct was unlawful. Additionally, the Amended and Restated Bylaws provide that no indemnification shall be provided to a director or officer with respect to any proceeding by or in the right of ZOLL or if it is determined that such party received an improper benefit, provided that expenses incurred in successfully defending an allegation of improper personal benefit may be paid by ZOLL if approved by the board of directors. In the event that a settlement or compromise of such action, suit or proceeding is effected which imposes liability on a director or officer, indemnification may be had but only if a court having jurisdiction determines that indemnification is reasonable and proper in the circumstances. If a settlement or compromise is reached in any other circumstance, indemnification may be provided if (1) a majority of directors (or committee thereof) not involved in the proceeding, (2) independent legal counsel or (3) a majority vote of shareholders determines that the person seeking indemnification has met the standards set forth in Article V. Notwithstanding the foregoing, a court having jurisdiction may grant or deny indemnification under the provisions of Article V of the Amended and Restated Bylaws or applicable law. Article V of ZOLL’s Amended and Restated Bylaws further provides that the right of indemnification shall not be exclusive of other rights to which any director, officer or other corporate personnel may be entitled to as a matter of contract or law.

ZOLL has purchased directors’ and officers’ liability insurance and company reimbursements liability insurance policy that (1) insures against certain losses (above a deductible amount) arising from claims against directors or officers of ZOLL by reason of certain acts, done or attempted by such director or officer and (2) insures ZOLL against losses (above a deductible amount) arising from any such claims, but only if ZOLL is permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of ZOLL’s Restated Articles of Organization or Amended and Restated Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ZOLL pursuant to the foregoing provisions, the Securities and Exchange Commission has expressed its opinion that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

On October 12, 2004, the selling shareholders named in the prospectus that is part of this registration statement acquired an aggregate of 224,300 unregistered shares of ZOLL common stock in exchange for certain of their shares of capital stock of Revivant in connection with the merger of ZOLL’s wholly-owned subsidiary, Rev Acquisition Corporation, and Revivant. In connection with such issuance, ZOLL relied on the exemption for registration under Rule 506 promulgated under the Securities Act.

On November 23, 2004, 11 of the selling shareholders named in the prospectus that is part of this registration statement acquired an aggregate of 15,188 unregistered shares of ZOLL common stock in connection with the contingent payment provisions of the merger agreement. In connection with such issuance, ZOLL relied on the exemption under Section 4(2) of the Securities Act related to sales to investors not involving any public offering. ZOLL did not receive any proceeds from either the October 12, 2004 issuance or the November 23, 2004 issuance of shares of common stock.

Item 16.	Exhibits and Financial Statement Schedules.

(a) List of exhibits:

Exhibit No.	Description

2.1(1)	Agreement and Plan of Merger, dated as of August 13, 2003, by and among ZOLL Medical Corporation, Rev Acquisition Corporation and Revivant Corporation, as amended to date

3.1(2)	Restated Articles of Organization of ZOLL Medical Corporation

3.2(2)	Amended and Restated Bylaws of ZOLL Medical Corporation

4.1(3)	Shareholder Rights Plan of ZOLL Medical Corporation

5.1(5)	Opinion of Goodwin Procter LLP

21.1(4)	Subsidiaries of ZOLL Medical Corporation

23.1(4)	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2(5)	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

23.3(4)	Consent of PricewaterhouseCoopers LLP, Independent Accountants

24.1(5)	Powers of Attorney (included on the signature pages to this Registration Statement)

(1)	Incorporated by reference to the relevant exhibit to ZOLL’s Current Report on Form 8-K (File No. 000-20225) as filed with the Securities and Exchange Commission on October 8, 2004.

(2)	Incorporated by reference to the relevant exhibit to ZOLL’s Registration Statement on Form S-1 (File No. 033-47937), as amended, as filed with the Securities and Exchange Commission on May 15, 1992.

(3)	Incorporated by reference to the relevant exhibit to ZOLL’s Current Report on Form 8-K (File No. 000-20225) as filed with the Securities and Exchange Commission on June 11, 1998.

(4)	Filed herewith.

(5)	Previously filed.

(b)(1)	The following Consolidated Financial Statements, Notes thereto and Report of Independent Registered Public Accounting Firm for ZOLL for the fiscal year ended October 3, 2004 are included herein beginning on page F-1:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Income Statements

Statements of Stockholders’ Equity and Comprehensive Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements for October 3, 2004

(b)(2)	The following Consolidated Financial Statement Schedule for ZOLL is included herein on page F-A:

Schedule II - Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not presented, the amounts are not sufficient to require submission of the schedules or because the information is included in the consolidated financial statements.

(b)(3)	The following Consolidated Financial Statements and Notes thereto for ZOLL for the quarter ended January 2, 2005 (unaudited) are included herein beginning on page FI-1:

Consolidated Balance Sheets

Consolidated Income Statements

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements for January 2, 2005 (unaudited)

(b)(4)	The following Financial Statements, Notes thereto and Independent Auditors’ Report for Revivant for the fiscal year ended December 31, 2002 and 2002 are included herein beginning on page FII-1:

Report of Independent Auditors

Balance Sheet

Statements of Operations

Statement of Stockholders’ Equity (Deficit)

Statements of Cash Flows

Notes to Financial Statements

(b)(5)	The following Unaudited Financial Statements and Notes thereto for Revivant as of September 20, 2004 and for the nine months ended September 30, 2004 and September 30, 2003 are included herein beginning on page FIII-1:

Balance Sheet

Statements of Operations

Statement of Stockholders’ Equity (Deficit)

Statements of Cash Flows

Notes to Financial Statements

Item 17.	Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Chelmsford, Commonwealth of Massachusetts, on May 26, 2005.

ZOLL MEDICAL CORPORATION

By	/s/ Richard A. Packer
Richard A. Packer
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard A. Packer Richard A. Packer	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	May 26, 2005

/s/ A. Ernest Whiton A. Ernest Whiton	Vice President of Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	May 26, 2005

* James W. Biondi, M.D.	Director	May 26, 2005

* Willard M. Bright, Ph.D	Director	May 26, 2005

* Thomas M. Claflin, II	Director	May 26, 2005

* Robert J. Halliday	Director	May 26, 2005

* Daniel M. Mulvena	Director	May 26, 2005

* Benson F. Smith	Director	May 26, 2005

*By:	/s/ Richard A. Packer
Name:	Richard A. Packer
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1(1)	Agreement and Plan of Merger, dated as of August 13, 2003, by and among ZOLL Medical Corporation, Rev Acquisition Corporation and Revivant Corporation, as amended to date

3.1(2)	Restated Articles of Organization of ZOLL Medical Corporation

3.2(2)	Amended and Restated Bylaws of ZOLL Medical Corporation

4.1(3)	Shareholder Rights Plan of ZOLL Medical Corporation

5.1(5)	Opinion of Goodwin Procter LLP

21.1(4)	Subsidiaries of ZOLL Medical Corporation

23.1(4)	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2(5)	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

23.3(4)	Consent of PricewaterhouseCoopers LLP, Independent Accountants

24.1(5)	Powers of Attorney (included on the signature pages to this Registration Statement)

(1)	Incorporated by reference to the relevant exhibit to ZOLL’s Current Report on Form 8-K (File No. 000-20225) as filed with the Securities and Exchange Commission on October 8, 2004.

(2)	Incorporated by reference to the relevant exhibit to ZOLL’s Registration Statement on Form S-1 (File No. 033-47937), as amended, as filed with the Securities and Exchange Commission on May 15, 1992.

(3)	Incorporated by reference to the relevant exhibit to ZOLL’s Current Report on Form 8-K (File No. 000-20225) as filed with the Securities and Exchange Commission on June 11, 1998.

(4)	Filed herewith.

(5)	Previously filed.